As filed with the Securities and Exchange Commission on __________, 1999
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 20-F


                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                        Commission file number: 001-14495


                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact Name of Registrant as Specified in Its Charter)

Tele Nordeste Cellular Holding Company                 The Federative Republic of Brazil
(Translation of Registrant's Name into English)        (Jurisdiction of Incorporation or Organization)


                         Avenida Conde de Boa Vista 800
                     50060-004 Boa Vista, Recife, PE, Brazil
                    (Address of Principal Executive Offices)


 Securities registered or to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class               Name of Each Exchange On Which Registered
     -------------------               -----------------------------------------
Preferred Shares, without par value*              New York Stock Exchange
American Depositary Shares, each                  New York Stock Exchange
representing 20,000 Preferred Shares
-------------------------
* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by this Annual
Report:

                124,369,030,532 Common Shares, without par value
               210,029,997,060 Preferred Shares, without par value

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                              Yes X          No
                                 ---

     Indicate by check mark which financial statement item the Registrant has elected to follow.

                         Item 17        Item 18 X
                                               ---

================================================================================

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

                                     PART I
Item 1.   Description of Business................................................................................1
Item 2.   Description of Property...............................................................................17
Item 3.   Legal Proceedings.....................................................................................17
Item 4.   Control of Registrant.................................................................................19
Item 5.   Nature of Trading Market..............................................................................20
Item 6.   Exchange Controls and Other Limitations Affecting Security Holders....................................22
Item 7.   Taxation..............................................................................................23
Item 8.   Selected Financial Data...............................................................................27
Item 9.   Management's Discussion and Analysis of Financial Condition and Results of Operations.................32
Item 9A.  Quantitative and Qualitative Disclosures about Market Risk............................................41
Item 10.  Directors and Officers of Registrant..................................................................42
Item 11.  Compensation of Directors and Officers................................................................44
Item 12.  Options to Purchase Securities from Registrant or Subsidiaries........................................44
Item 13.  Interest of Management in Certain Transactions........................................................45

                                     PART II

Item 14.  Description of Securities to be Registered............................................................45

                                    PART III

Item 15.  Defaults upon Senior Securities.......................................................................45
Item 16.  Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds..............45

                                     PART IV

Item 17.  Financial Statements..................................................................................45
Item 18.  Financial Statements..................................................................................45
Item 19.  Financial Statements and Exhibits.....................................................................45

Index of Defined Terms..........................................................................................47
Technical Glossary..............................................................................................49

                      PRESENTATION OF FINANCIAL INFORMATION

     In this Annual Report, Tele Nordeste Celular Participacoes S.A. ("Tele Nordeste Cellular"), a corporation organized under the laws of the Federative Republic of Brazil ("Brazil"), is referred to as the "Holding Company," and the Holding Company and its subsidiaries are referred to collectively as the "Company." Its subsidiaries, Telpe Celular S.A. ("Telpe Celular"), Telpa Celular S.A. (" Telpa Celular"), Telern Celular S.A. ("Telern Celular"), Teleceara Celular S.A. ("Teleceara Celular"), Telepisa Celular S.A. ("Telepisa Celular") and Telasa Celular S.A. ("Telasa Celular"), are collectively referred to as the "Subsidiaries."

     References to (i) the "real," "reais" or "R$" are to Brazilian reais (plural) and the Brazilian real (singular) and (ii) "U.S. dollars," "dollars" or "US$" are to United States dollars.

     The consolidated financial statements of the Company as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 (the "Consolidated Financial Statements") have been prepared in accordance with generally accepted accounting principles in Brazil ("Brazilian GAAP"). The Consolidated Financial Statements and other financial information as of and for the year ended December 31, 1998 are presented in nominal reais and do not recognize the effects of inflation. The Consolidated Financial Statements and other financial information for prior dates and periods have been indexed and expressed in constant reais of December 31, 1997 purchasing power using the integral restatement method (correcao monetaria integral).

     Certain terms are defined the first time they are used in this Annual Report. The "Index of Defined Terms" that begins on page 47 lists those terms and where they are defined. The "Technical Glossary" that begins at page 49 provides definitions of certain technical terms used herein.

                           FORWARD-LOOKING INFORMATION

     This Annual Report contains forward-looking statements. The Company and its representatives may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company's management, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties, some of which are discussed at pages 14-17 herein, include those resulting from the short history of the Company's operations as an independent, private sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

                                     PART I

Item 1.   Description of Business

     The Holding Company is one of the companies formed as a result of the breakup of Telecomunicacoes Brasileiras S.A. - Telebras ("Telebras") by Brazil's federal government (the "Federal Government") in May 1998. Each of the Subsidiaries was formed in January 1998 by spinning off the cellular telecommunications operations of an operating company formerly controlled by Telebras (collectively, the "Predecessor Companies"). References to the operations of the Company prior to January 1998 are to the cellular operations of the Predecessor Companies. See "--Historical Background."

     The Company provides cellular telecommunications services in the Brazilian States of Piaui, Ceara, Rio Grande do Norte, Pernambuco, Alagoas and Paraiba (the "Region") under concessions from the Federal Government (the "Concessions"). The Company began to offer cellular telecommunications services in December 1991, and is the leading provider of cellular telecommunications services in the Region. At December 31, 1998, the Company had 614,090 active cellular lines.

The Holding Company and its Operating Subsidiaries

     The following table sets forth the contribution made by each Subsidiary to the Company's net operating revenues and net income for the year ending December 31, 1998 and the Holding Company's shareholding in each Subsidiary at December 31, 1998.

                                    Contribution to consolidated results             Holding Company ownership
                                  --------------------------------------         -------------------------------
                                  % of net operating          % of net           % of share          % of voting
Subsidiary                             revenues                income              capital              stock
----------                             --------                ------              -------              -----
Telpe Celular S.A...............           39                     37                 77.2                95.1
Teleceara Celular S.A...........           25                     31                 79.3                85.3
Telpa Celular S.A...............            9                      7                 71.5                95.1
Telern Celular S.A..............           10                      7                 75.4                92.6
Telasa Celular S.A..............           12                     11                 77.6                97.4
Telepisa Celular S.A............            5                      6                 78.5                97.9

     Substantially all the Holding Company's assets consist of shares in the Subsidiaries. The Holding Company relies almost exclusively on dividends from the Subsidiaries to meet its needs for cash, including cash to pay dividends to its shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Holding Company's headquarters are located at Avenida Conde de Boa Vista 800, Boa Vista, 50060-004 Recife, PE, Brazil, and its telephone and fax numbers are 5581-216-2500 and 5581-423-6402, respectively.

Historical Background

     Prior to the incorporation of Telebras in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebras and its operating subsidiaries (collectively, the "Telebras System") acquired almost all the other telephone companies in Brazil and thus came to have a monopoly over the provision of public telecommunications services in almost all areas of the country. Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazil's telecommunications regulatory system. In July 1997, Brazil's National Congress adopted the Lei Geral de Telecomunicacoes (the "General Telecommunications Law," and together with the regulations, decrees, orders and plans on telecommunications issued by Brazil's Executive Branch, the "Telecommunications Regulations"), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebras. The General Telecommunications Law established an independent regulatory agency called Agencia Nacional de Telecomunicacoes - ANATEL ("Anatel").

     In January 1998, in preparation for the restructuring and privatization of the Telebras System, the cellular telecommunications operations of Telebras' operating subsidiaries were spun off into separate companies. In May 1998, Telebras was restructured to form, in addition to Telebras, 12 new holding companies (the "New Holding Companies") by means of a procedure under Brazilian corporate law called cisao, or split-up. Virtually all the assets and liabilities of Telebras, including the shares held by Telebras in the operating companies of the Telebras System, were allocated to the New Holding Companies. The split-up of the Telebras System into the New Holding Companies is referred to herein as the "Breakup" or the "Breakup of Telebras."

     The New Holding Companies, together with their respective subsidiaries, consist of (a) eight cellular service providers, each operating in one of eight regions (each a "Cellular Region"), (b) three fixed-line service providers, each providing local and intraregional long-distance service in one of three regions (each a "Fixed-Line Region") and (c) Embratel Participacoes S.A. - Embratel ("Embratel"), which provides domestic (including intraregional and interregional) long-distance telephone service and international telephone service throughout Brazil. The fixed-line service provider operating in the Fixed-Line Region that includes the Region is Tele Norte Leste Participacoes, S.A. (together with its subsidiaries, "TNL"). In this Annual Report, references to the operations of TNL prior to January 1998 are to the fixed-line operations of the Predecessor Companies.

     The Holding Company is one of the New Holding Companies. In the Breakup, the Holding Company was allocated all the share capital held by Telebras in the operating subsidiaries of the Telebras System that provided cellular telecommunications service in the Region. In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including the Holding Company, to private-sector buyers. The Federal Government's voting shares of the Holding Company were purchased by a consortium comprised of UGB Participacoes Ltda. ("UGB") and Bitel Participacoes S.A. ("Bitel", and the consortium "UGB/Bitel"). See "Control of Registrant."

The Region

     The Region covers an area of approximately 635,000 square kilometers, representing approximately 7.4% of Brazil's area. The Region has 24 metropolitan areas with populations in excess of 100,000, including the cities of Recife and Fortaleza, Brazil's fifth and eighth largest cities, respectively. Set forth below is a map showing the location of the Region within Brazil.

                                 [MAP OF BRAZIL]

     The following table sets forth population, Gross Domestic Product ("GDP") and per capita income statistics for each state in the Region at the dates and for the years indicated.

                                                                                                Year ended
                                                             At July 1, 1998                 December 31, 1997
                                                       ----------------------------   -----------------------------
                                                       Population     % of Brazil's   % of Brazil's     Per capita
State                                                  (millions)(1)  population (1)      GDP (2)        income (2)
-----                                                  ------------   -------------      -------        ----------
Pernambuco (Telpe Celular S.A....................            7.5           4.7              2.3         US$2,506.67
Ceara (Teleceara Celular S.A.)...................            7.0           4.3              1.8            2,507.14
Paraiba (Telpa Celular S.A.).....................            3.3           2.1              0.8            1,939.39
Rio Grande do Norte (Telern Celular S.A.)........            2.6           1.6              1.0            3,192.31
Alagoas (Telasa Celular S.A.)....................            2.7           1.7              0.6            1,925.93
Piaui (Telepisa Celular S.A.)....................            2.7           1.7              0.5            1,555.56
                                                           -----         -----             ----            --------
Region...........................................           25.8          16.1              7.1         US$2,220.93
                                                           =====         =====             ====         ===========

-------------------------
(1) Estimates of the Instituto Brasileiro de Geografia e Estatistica - IBGE (the "IBGE") at July 1, 1998.
(2)  Gazeta Mercantil, December 1998.

     The Company's business, financial condition, results of operations and prospects depend on the performance of the Brazilian economy and the economy of the Region, in particular. See "--Brazilian Economic Environment."

Network and Subscriber Data

     The following table sets forth information on the Company's subscriber base, coverage and related matters at the dates and for the years indicated. Unless otherwise indicated, all amounts are Company estimates.

                                                                                     At December 31,
                                                                           -----------------------------------
                                                                           1996           1997            1998
                                                                           ----           ----            ----
Active cellular lines............................................        335,227         464,997       614,090
Growth in active cellular lines during year......................          128.7%           38.7%         32.1%
Estimated population of Region (millions) (1)....................           25.5            25.8          26.0
Percentage of population covered (2).............................             57%             58%           67%
Penetration (3)..................................................            1.3%            1.8%          2.4%
Percentage of area of Region covered.............................           16.5%           17.0%         19.9%
Average monthly incoming minutes of use per subscriber during
   year..........................................................             64              92           130
Average monthly outgoing minutes of use per subscriber
   during year...................................................             84             102           111
Average monthly revenues per subscriber during year (4)..........        R$118.6         R$110.5        R$70.4

-------------------------
(1)  Company projections based on IBGE estimates.
(2) Percentage of population of the Region that can access the Company's cellular telephone signal. The figures for 1996 and 1997 are estimates. The Company does not possess the historical data necessary to calculate these amounts with precision.
(3) Number of active cellular lines in service divided by the population of the Region.
(4)  In nominal reais, net of value-added taxes.

Services

     The Company is the leading supplier of cellular telecommunications in the Region and supplies both analog and digital service. The Company's digital cellular telecommunications service is based on the TDMA standard and was launched in Recife in November 1998 and in the Region's other capital cities soon thereafter. The Company also offers ancillary services, including voicemail, call forwarding, call waiting and caller identification. Management expects that the Company will also offer Short Message Service, which enables certain digital cellular telephones to receive text messages, once Anatel has issued regulations regulating the service. In December 1998, the Company started selling digital cellular telephones in connection with its cellular telecommunications service, both directly and through its dealer network.

     Through agreements with other cellular service providers, the Company offers automatic roaming services throughout Brazil that allow subscribers to make and receive calls while out of the Region. The Company offers international roaming in Argentina, Uruguay and Paraguay through agreements with local cellular service providers. The Company provides a reciprocal roaming service to subscribers of other cellular service providers while they are in the Region. See "--Operating Agreements--Roaming Agreements." The Company also provides fixed-line and cellular service providers with interconnection pursuant to which the Company completes calls to its subscribers that originate with other service providers. See "--Operating Agreements--Interconnection Agreements."

Sales and Marketing

     Following privatization of the Company and the introduction of competition, the Company implemented a number of significant sales and marketing initiatives, including the introduction of a number of new service plans. See "--Sources of Revenue--Subscriber Rates." In March 1999, the Company commenced marketing its cellular telecommunications service under the brand "TIM." The TIM brand is also used by Tele Celular Sul Participacoes S.A., which provides cellular telecommunications service in southern Brazil and is controlled by Bitel, the Holding Company's controlling shareholder. See "Control of Registrant."

     The Company divides its market into three main categories: (i) large business customers (businesses with four or more cellular lines), (ii) medium business customers (businesses with fewer than four cellular lines), and (iii) individual customers. These categories are further divided according to level of usage (high-volume users and others). The Company takes these categories into account when developing service plans, sales strategies, customer service strategies and new products. The Company also uses market research reports and focus group studies to analyze its customer base.

     The Company markets its services through a network of stores that includes general retail stores that are not exclusive, as well as dedicated outlets that sell no cellular telecommunications service or related goods from any source other than the Company. At December 31, 1998, the Company's services were marketed through 228 stores, of which 32 were operated by the Company and 196 were operated by independent dealers. This network enables the Company to market its services and provide after-sale service throughout the Region. The Company also markets its cellular telecommunications service directly to certain large corporate customers.

     The Company's agreements with its dealers provide for the payment of commissions that vary depending on whether the dealer operates a dedicated outlet or a general retail store. The agreements prohibit dealers from promoting competing cellular telecommunications services and may be terminated by either party for any reason by giving at least 30 days written notice. The Company provides dealers with advertising and marketing materials and makes contributions to their advertising costs on a case-by-case basis. The Company's dealers also receive product and customer service training.

     Anatel requires that cellular telecommunications services are provided to all individual applicants, regardless of income level, in the order in which applications are received. Nonetheless, the Company may recommend suitable service plans, including the Company's prepaid card plan, to applicants for cellular service. The Company conducts credit checks to assist it in managing the risk of payment defaults. Service may be interrupted if a customer fails to make timely payments. See "--Billing and Collection."

Sources of Revenue

     The Company's revenues consist of (i) usage charges, which include measured service charges for outgoing calls, roaming charges and, since April 1999, prepaid card charges, (ii) monthly subscription charges, (iii) activation fees, which are one-time charges paid to obtain cellular telecommunications service,
(iv) interconnection charges, which are amounts charged by the Company to other cellular and fixed-line service providers for use of the Company's network, (v) other service charges, including charges for call forwarding, call waiting and call blocking and (vi) since December 1998, proceeds from the sale of cellular telephones and accessories. The Company suspended charging activation fees in December 1998 and has not resumed charging such fees. The Company's rates are subject to regulation by Anatel. See "--Regulation of the Brazilian Telecommunications Industry."

     Subscriber Charges

     Charges for cellular calls are calculated based on the subscriber's service plan, the location of each party to the call and the duration of the call. Unlike in North America, cellular telecommunications service in Brazil is offered on a "calling party pays" basis, under which the subscriber generally pays only for outgoing calls. Subscribers are required to pay certain fees when they receive calls while outside of their home registration areas. There are 26 registration areas in the Region.

     The following charges apply under most service plans. The lowest base rate per minute ("VC1") applies to calls made by a subscriber in a registration area to persons in the same registration area. Charges for calls to persons outside the registration area but within the Region are assessed at a higher rate ("VC2"). Calls to persons outside the Region are billed at the highest rate ("VC3"). When a subscriber makes or receives a call while outside his or her home registration area, a per-call surcharge known as "AD" is applicable. When a subscriber receives a call while outside his or her home registration area, the subscriber also pays one per-minute rate ("DSL1") if the subscriber is located within the Region and a higher rate ("DSL2") if the subscriber is located outside the Region. Measured service charges are discounted 30% for calls made between 9:00 p.m. and 7:00 a.m. on any day or at any time on Saturdays, Sundays and national holidays ("off-peak calls"). A 30% surcharge is imposed on VC1 calls from one cellular telephone to another.

     The basic service plan is the Company's principal service plan and is used by a large majority of its subscribers. The following table sets forth the rates for the basic service plan at December 31, 1996, 1997 and 1998, in nominal reais and net of value-added taxes.

                                                                                        At December 31,
                                                                                --------------------------------
                                                                                1996          1997         1998
                                                                                ----          ----         ----
Charges                                                                                (nominal reais)
-------                                                                                ---------------
Activation fee...........................................................      517.44(1)     310.00        0.00(2)
Monthly subscription fee.................................................       29.37(3)      26.00       12.00
Timed charges (per minute)(4):
   VC1...................................................................        0.25          0.26        0.16
   VC2...................................................................        0.58          0.58        0.50
   VC3...................................................................        0.66          0.66        0.59
   DSL1..................................................................        0.29          0.29        0.29
   DSL2..................................................................        0.33          0.33        0.33
AD (per call)............................................................        0.76          0.76        0.30

-------------------------
(1) Telpe Celular only. The remaining Subsidiaries' average activation fee for 1996 ranged from R$315.40 to R$402.19.
(2) The Company suspended charging activation fees in December 1998 and has not resumed charging such fees.
(3) Telpe Celular only. The remaining Subsidiaries' monthly fees at December 31, 1996 ranged from R$20.81 to R$27.35.
(4) All rates are peak rates. A 30% discount applies to off-peak calls, and a 30% surcharge applies to VC1 calls from one cellular telephone to another.

     During 1998 the Company commenced offering three new service plans designed for high volume users of cellular telecommunications services: the 120 minute, 240 minute and 360 minute plans. The monthly subscription fee for each of these plans includes a number of prepaid VC1 call minutes.

     In April, 1999 the Company launched its "Timmy" prepaid card service, under which subscribers purchase a calling card that entitles them a certain number of call minutes. The card may only be used to make calls within the Region, all of which are charged at the VC1 rate. Subscribers may continue to receive calls after their call minutes are exhausted but must purchase another card to make further outgoing calls. Activation and monthly subscription charges do not apply. There is no credit risk or billing cost associated with prepaid card customers. Management expects that prepaid card customers will become a significant portion of its customer base.

     The following table sets forth certain terms of the Company's plans of service, in nominal reais and net of value-added taxes, at May 30, 1999.

                                          Activation      Monthly         Included       VC1       VC2         VC3
Plan                                        Fee (3)       Charge          Minutes (1)   Rate (2)   Rate (2)   Rate (2)
----                                        -------       ------          -----------   --------   --------   --------
Basic service plan.......................      0             12.00            0          0.16      0.50        0.59
120 minute plan..........................      0             38.40          120          0.16      0.50        0.59
240 minute plan..........................      0             61.86          240          0.16      0.50        0.59
360 minute plan..........................      0             86.79          360          0.16      0.50        0.59
"Timmy" prepaid card plan................     N/A           N/A               0          0.62      0.62        1.01

-------------------------
(1)  Number of VC1 call minutes included in monthly subscription fee.
(2) All rates are peak rates. A 30% discount applies to off-peak calls, and a 30% surcharge applies to VC1 calls from one cellular telephone to another.
(3) The Company suspended charging activation fees in December 1998 and has not resumed charging such fees.

     Roaming Fees

     The Company receives revenue pursuant to roaming agreements with other cellular service providers. When a call is made from within the Region by a subscriber of another cellular service provider, that service provider pays the Company for the call at the applicable rate. Conversely, when a Company subscriber makes a cellular call outside the Region, the Company must pay the charges associated with that call to the cellular service provider in whose region the call originates. See "--Operating Agreements--Roaming Agreements."

     Interconnection

     The Company earns revenues from any call to a subscriber located within the Region that originates with another service provider (cellular or fixed-line). The Company charges the service provider from whose network the call originates an interconnection charge for every minute the Company's network is used in connection with the call. See "--Operating Agreements--Interconnection Agreements." The average interconnection tariff charged by the Company to the other service providers in each of 1996, 1997 and 1998 was R$0.20 per minute, net of value-added taxes.

     Equipment Sales

     The Company started selling digital cellular telephones in December 1998, both directly and through its dealer network. The telephones are often sold at or below cost as part of package that includes subscription to the Company's cellular telecommunications service. Management believes that, while sales of cellular telephones may become a significant source of revenue in the future, they are unlikely to become a significant source of income.

     Value-Added Taxes on Telecommunications Goods and Services

     The cost of telecommunications goods and services includes a variety of taxes. The average rate of all such taxes, as a percentage of gross operating revenues for the Company, was approximately 20.1% in 1998. The principal tax is a state value-added tax, the Imposto sobre Circulacao de Mercadorias e Servicos (the "ICMS"), which the Brazilian states impose at varying rates on certain revenues from the provision of telecommunications services. The ICMS rate in each state in the Region is 25% for domestic telecommunications services, except in the State of Piaui, where the rate is 17%. The ICMS rate for goods, including cellular telephones, is 17% throughout the Region.

     In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS to certain revenues, including cellular activation fees and monthly subscription charges, to which it had not previously been applied. Under Brazilian law, there is a risk that the state governments could seek to apply the ICMS retroactively to activation and subscription fees charged during the five years preceding June 30, 1998. See "Legal Proceedings--Litigation Related to the Application of the ICMS."

Network

     At December 31, 1998, the Company's cellular telecommunications network consisted of 627 radio base stations and approximately 26,000 voice channels and covered approximately 67% of the Region's population. The Company expanded the network significantly during 1998, increasing the number of radio base stations and channels by 15% and 32%, respectively. The Company continues to increase network capacity and coverage in response to projected consumer demand. The network is connected primarily by a fiber-optic transmission system leased from TNL. Ericsson is the Company's principal supplier of cellular telecommunications equipment.

     Digitalization represents one of the Company's key strategic initiatives. At May 31, 1999, approximately 30% of the Company's network and 47% of its active cellular lines were digital. The Company's management believes that digitalization offers certain advantages, including greater network capacity, reduced operating costs and additional revenue through the sale of value-added services. Digital cellular telecommunications service also offers subscribers greater security.

     Under the Concessions, the Company is obligated to meet certain quality of service and annual network coverage obligations. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies." The Company is in compliance with its quality of service and network coverage obligations. The Company has already achieved its network coverage obligations for 1999, 2000 and 2001.

Billing and Collection

     The Company is in the process of replacing the six separate billing systems currently being used with a new billing system acquired from SEMA Group plc. The new billing system has four main functions: (i) subscriber registration, (ii) subscriber information management, (iii) accounts receivable management and (iv) billing and collection. The new billing system will give the Company greater flexibility in developing service plans and billing options and will enable the Company to monitor account balances in near-real time. Management expects that the new billing system will benefit many areas of its business, including marketing, customer service and credit management. Management expects the new billing system to be fully operational by September 1999.

     The Company provides its subscribers with their bills at least five days before the due date. If a subscriber's payment is more than 15 days past due, service can be suspended until full payment for all outstanding charges is received. If a subscriber's payment is more than 90 days past due, service can be discontinued.

     The Company and the other service providers operating in Brazil periodically reconcile the interconnection and roaming charges owed between them and settle on a net basis. See "--Sources of Revenue--Interconnection" and "--Roaming Fees." The reconciliation process is currently managed by Embratel, but may be managed by a third-party clearing house in the future. For international and domestic long-distance calls made by its subscribers, the Company forwards the amount collected for such calls to Embratel and charges Embratel a fee for the use of its cellular telecommunications network.

Customer Service

     The Company operates a number of call centers that enable subscribers to obtain customer service 24 hours a day, seven days a week, by calling "1404." The Company is in the process of installing new customer service software acquired from the vendor of its new billing system, SEMA Group plc, that will enable the Company's customer service attendants to answer queries more efficiently. At December 31, 1998, 253 of the Company's 932 employees, contractors and interns were customer service attendants. Management estimates that over 400 people, or approximately 35% of the Company's work force, will eventually work at the Company's call centers.

Fraud Detection and Prevention

     "Cloning fraud" is common in parts of Brazil and is occasionally experienced by the Company. Cloning fraud consists of duplicating the cellular signal of a bona fide subscriber, enabling the perpetrator of the fraud to make telephone calls using the subscriber's signal. Such calls are billed to the subscriber, but the receivable is written off when the Company discovers it arose from a fraudulent call. If part of a fraudulent call is carried by the network of another service provider, the Company is obligated to pay that service provider the applicable interconnection fee, regardless of whether the Company ever collects the receivable associated with the call.

     The Company has implemented fraud-detection and fraud-prevention measures in an effort to detect fraud as quickly as possible and thereby to reduce costs associated with fraud. Fraud detection measures involve the collection and review of call records to detect abnormal calling patterns. When abnormal patterns are found the subscriber or user is contacted by the fraud control staff of the Company and, if cloning has occurred, the subscriber's number and/or cellular telephone is changed. Fraud prevention measures include restrictions on international calls from a given number and restrictions on three-way calling by customers with international direct-dial access.

     The Company has installed a nation-wide fraud detection system licensed from Digital Equipment Corporation. This system analyzes various aspects of cellular service usage including simultaneous usage by a single subscriber, call frequency and unusually high usage patterns. The system has been operational within the Region since July 1998.

Competition

     Band B Competition

     The General Telecommunications Law provides for the introduction of competition in telecommunications services in Brazil. The Federal Government has granted ten licenses to private companies (each a "Band B Service Provider") to provide cellular telecommunications service within particular regions of Brazil on a frequency range referred to as "Band B." The frequency range used by the cellular service providers that were spun off from the Telebras System, including the Company (each a "Band A Service Provider"), is referred to as "Band A." Each Band B license covers a geographic region that generally corresponds to a Cellular Region. See "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses."

     A license to provide cellular telecommunications services in the Region on Band B has been granted to BCP Nordeste S.A. ("BCP"), whose shareholders include Verbier Representacoes e Participacoes Ltda., Bombshell Comercio e Participacoes Ltda., OESP Participacoes Ltda., Splice do Brasil Telecomunicacoes e Eletronica Ltda. and BellSouth Latin American Investments I Ltda. BCP paid R$555.6 million for the license and began providing cellular telecommunications service based on the TDMA digital standard in the Region's capital cities in June 1998. BCP's rights and obligations under its license are substantially identical to the Company's rights and obligations under the Concessions. BCP's subscribers use dual-mode cellular telephones, which operate with AMPS analog networks, such as the Company's, as well as TDMA networks. Management estimates that the Company's market share was 81% at March 31, 1999, and BCP's market share was 19%.

     Other Competition

     While management does not consider fixed-line service providers to be major competitors, it is possible that increased fixed-line penetration in areas where cellular telecommunications had previously been the only readily available telecommunications service could result in reduced usage of cellular telecommunication services in those areas. The fixed-line service provider in the Region is TNL. The Federal Government has granted a second concession to provide fixed-line telecommunications services in the Region to Canbra Telefonica S.A., a consortium whose members include Bell Canada International, WLL International, Inc. and Qualcomm Incorporated. The consortium paid R$60 million for the concession.

     Technological advances in the telecommunications field, such as Personal Communications Services ("PCS"), may in the future introduce additional competition for cellular service providers. PCS services, which are similar to digital cellular telecommunications services, require a license from the Federal Government. The Federal Government has indicated that it does not intend to issue licenses to provide PCS services until 2000. Satellite services became available in Brazil in January 1999, when Iridium launched its service. Although satellite services have the benefit of covering a much greater area than cellular telecommunications services, they are considerably more expensive than cellular telecommunications services and do not offer comparable coverage inside buildings. The Company does not plan to offer satellite services (other than pursuant to a global roaming arrangement with a satellite service provider) or PCS services, although it may consider doing so in the future.

     The Company also competes to a limited extent with certain other wireless telecommunications services, such as mobile radio, paging and beeper services, which are widely used in Brazil. These competing wireless telecommunications services are generally less expensive than cellular telecommunications services.

     There can be no assurance that the entry of new competitors will not have a material adverse effect on the Company's business, financial condition, results of operations or prospects. Any adverse effects on the Company's results and market share from competitive pressures will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control. Among such factors are the identity of the competitors, their business strategies and capabilities, prevailing market conditions at the time, the regulations applicable to new entrants and the Company and the effectiveness of the Company's efforts to prepare for increased competition. One or more new competitors may have technical or financial resources greater than those of the Company.

Operating Agreements

     Interconnection Agreements

     The Company has entered into interconnection agreements with each of TNL's subsidiaries operating in the Region. The terms of these interconnection agreements include provisions specifying the number of connection points, the method by which signals must be received and transmitted, and the costs and fees of interconnection. Anatel has not yet approved these agreements. The Company has also negotiated interconnection agreements with Embratel. The parties have submitted the agreements to Anatel and are awaiting Anatel's determination of certain matters before executing the agreements. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Interconnection."

     Roaming Agreements

     The Company has entered into agreements for automatic roaming with each of the Band A and Band B Service Providers. These roaming agreements permit the Company's subscribers to use their cellular telephones on the networks of other cellular service providers while traveling or "roaming" outside the Region. The Company is required to provide reciprocal service to subscribers of those cellular service providers when those subscribers are within the Region. The agreements require the Company and the other cellular service providers to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming charges. The agreements have a three-year term and automatically renew for further one-year terms.

     The Company has also entered into international roaming agreements with foreign carriers that permit its subscribers to use their cellular telephones in Argentina, Uruguay and Paraguay, and subscribers of those carriers to use their cellular telephones in the Region. The Company is negotiating international roaming agreements that will permit its subscribers to make and receive calls in Portugal and Spain. The terms of these international roaming agreements vary from agreement to agreement.

Employees

     At December 31, 1998, the Company had 383 full-time employees, 249 contractors and 300 interns, of whom approximately 94% were employed by the Subsidiaries and approximately 6% were employed by the Holding Company. All employees are members of state labor unions associated with either the Federacao Nacional dos Trabalhadores em Telecomunicacoes - Fenattel ("Fenattel") or the Federacao Interestadual dos Trabalhadores em Telecomunicacoes - Fittel ("Fittel"). Each Subsidiary negotiates a new collective labor agreement every year with the local union. The collective agreements currently in force expire in November 1999.

     The Company's management considers the relations of the Company with its work force to be satisfactory. Neither the Company nor any Predecessor Company has experienced a work stoppage that had a material effect on its operations.

     Employees of the Company at the time of the privatization had the right to maintain their rights and benefits in Fundacao Telebras de Seguridade Social - Sistel ("Sistel"), a multi-employer defined benefit plan that supplements government-provided retirement benefits. The Company makes monthly contributions to Sistel currently equal to 13.5% of the salary of each employee who is a Sistel member. Each employee member also makes a monthly contribution to Sistel based on age and salary. Members of Sistel qualify for full pension benefits after reaching age 57 provided they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from the Company, and its assets and liabilities are fully segregated from those of the Company. See Note 20 to the Consolidated Financial Statements. Employees hired since the privatization are not members of Sistel, and the Company does not contribute to any pension fund on behalf of such employees.

     Sistel covers the former employees of the companies of the Telebras System, and the Company is contingently liable for all of the unfunded obligations of the plan. See Note 20 to the Consolidated Financial Statements. The Company believes that Sistel may be replaced by one or more separate plans, but there can be no assurance as to when this will occur or what the consequences will be for the Company or its employees.

     In accordance with Brazilian law, employees of the Company also receive payments based on the Company's financial performance. The amount of the payment is determined by negotiation between the Company and the unions representing its employees.

Capital Expenditures

     The Company's capital expenditure priorities include increasing network digitalization, capacity and coverage, and improving the Company's information technology infrastructure. The Board of Directors of the Holding Company has approved approximately R$300 million in planned 1999 capital expenditures.

     The following table sets forth the Company's capital expenditures for each year in the three-year period ended December 31, 1998.

                                                                                       Year ended December 31,
                                                                                    -----------------------------
                                                                                    1996        1997         1998
                                                                                    ----        ----         ----
                                                                                       (millions of reais (1))
Automatic switching equipment..................................................       36.3        26.8         13.1
Other equipment................................................................      143.9        79.4        106.1
Real estate....................................................................        8.2         5.2          1.1
Other assets...................................................................       16.9        12.0         47.1
                                                                                  --------    --------     --------
     Total capital expenditures................................................      205.3       123.4        167.4
                                                                                  ========    ========     ========

-------------------------
(1) Information for 1996 and 1997 is presented in constant reais of December 31, 1997. Information for 1998 is presented in nominal reais.

     Prior to privatization, the Company's capital expenditures were planned and allocated on a system-wide basis and subject to approval by the Federal Government. These constraints on capital expenditures prevented the Company from making certain investments that otherwise would have been made to improve cellular telecommunications service in the Region. Since the privatization of Telebras, these restrictions have not applied.

Research and Development

     In connection with the Breakup, the Subsidiaries were required to enter into three-year contracts which obligate them to contribute an aggregate of R$2.0 million to the Centro de Pesquisa e Desenvolvimento da Telebras (the "Center"), a research and development center formerly operated by Telebras, during the period from May 1998 until May 2001. The Center is currently working on an antenna testing project for the Company.

     The Company's research and development expenses during 1996, 1997 and 1998, including its contribution to the Center, were R$0.9 million, R$1.9 million and R$2.3 million for 1996, 1997 and 1998, respectively. The Company does not independently develop new telecommunications hardware and depends upon the manufacturers of telecommunications products for the development of new hardware.

Regulation of the Brazilian Telecommunications Industry

     General

     The Company's business, including the services it provides and the rates it charges, is subject to comprehensive regulation under the General Telecommunications Law, a new comprehensive regulatory framework for the provision of telecommunications services enacted by Anatel in November 1998 and various administrative enactments thereunder. Each of the Subsidiaries operates under a Concession that authorizes it to provide specified services and sets forth certain obligations.

     Anatel is the regulatory agency for telecommunications under the General Telecommunications Law and the October 1997 Regulamento da Agencia Nacional de Telecomunicacoes (the "Anatel Decree"). Anatel is administratively independent and financially autonomous. Anatel maintains a close relationship with the Ministry of Communications and is required to report on its activities to the Ministry of Communications. It has authority to propose and issue regulations that are legally binding on telecommunications service providers. Any such proposed regulation is subject to a period of public comment, which may include public hearings, and may be challenged in Brazilian courts, as may any other action taken by Anatel.

     Concessions and Licenses

     Concessions and licenses to provide telecommunications services are granted under the public regime or the private regime. Public regime companies are subject to certain obligations as to quality of service, continuity of service and network coverage. The Subsidiaries operate in the private regime and are generally not subject to requirements that arise from the general laws, but rather are subject to requirements imposed by Anatel in the Concessions.

     Pursuant to the Lei Minima (the "Minimum Law") and the General Telecommunications Law, the Band A and Band B Service Providers have been granted concessions. Each concession is a specific grant of authority to supply cellular telecommunications services, subject to certain requirements contained in the applicable list of obligations appended to each concession. If a cellular service provider wishes to offer any telecommunications service other than the cellular telecommunications service authorized by its concession, it may apply to Anatel for a license to offer such other services.

     Each concession has been granted for an initial period of 15 years and may be renewed at the discretion of Anatel for further periods of 15 years if the list of obligations has been met. The following table sets forth the expiration date of the initial period of each Subsidiary's Concession.

                                                                               Concession
Subsidiary                                                                   expiration date
----------                                                                   ---------------
Telpe Celular S.A........................................................      May 15, 2009
Teleceara Celular S.A....................................................      November 28, 2008
Telpa Celular S.A........................................................      December 31, 2008
Telern Celular S.A.......................................................      December 31, 2008
Telasa Celular S.A.......................................................      December 15, 2008
Telepisa Celular S.A.....................................................      March 27, 2009

     Currently, there is a limit on the number of cellular service providers that may provide cellular telecommunications services in the Region, one
Band A Service Provider and one Band B Service Provider. Under the Concessions, Anatel may not authorize additional providers of cellular telecommunications services until December 31, 1999.

     Obligations of Telecommunications Companies

     The Company, like other cellular service providers that were formerly part of the Telebras System, is subject to obligations concerning quality of service and network coverage. Failure to meet these obligations may result in fines and penalties of up to 0.05% of annual net operating revenues per day until the Company complies with the obligations, as well as potential revocation of the Concessions.

     The following tables set forth the Company's quality of service and network coverage obligations as provided in the Concessions.

                                                                                   Maximum/
     Quality of Service Indicator                                                  Minimum
     ----------------------------                                                  -------
     Average level of system availability (1)..................................    greater than 98%
     Network drop rate (2).....................................................    less than 3%
     "All circuits busy" rate (3)..............................................    less than 5%
     Interconnection drop rate (4).............................................    less than 3%
     Average system availability on first call attempt.........................    greater than 90%
     Number of customer complaints per month (per 100 subscribers) ............    less than 5

-------------------------
     (1) Percentage of time system is operational and available for call origination, transport and completion.
     (2) Rate of failed call completion due to signal loss between radio base station and switching centers.
     (3) Rate at which system rejects attempted calls during peak period because no circuits are available.
     (4) Rate at which interconnected calls fail to complete during peak periods.

                                                                         Minimum required coverage
                                                                 1998      1999     2000     2001     2002
                                                                 ----      ----     ----     ----     ----
      Services offered in cities with populations of:(1)
        over 200,000 or state capital......................     100%       --        --      --       --
        100,000 to 200,000.................................      --       100%       --      --       --
        75,000 to 100,000..................................      --        --        90%     --       --
        50,000 to 75,000...................................      --        --        --      80%      --
        30,000 to 50,000...................................      --        --        --      --       70%
      Maximum average installation waiting time (days)(2).      180       120        30      15        5

-------------------------
     (1) For services to be deemed to be offered in any city, service must be available to at least 30% of the population.
     (2) Between request for service and connection in areas with cellular service.

     The Company is currently in compliance with its quality of service obligations and has satisfied its network coverage obligations for each year through 2001. Although there can be no assurance, the Company's management expects that the Company will be in compliance with its obligations under the Concessions at all times.

     Interconnection. All telecommunications service providers are required to provide interconnection upon request to any party that provides public telecommunications services. The terms and conditions of interconnection are to be freely negotiated between parties, subject to a price cap established by Anatel. If a company offers any party an interconnection tariff below the price cap, it must offer that tariff to any other requesting party on a nondiscriminatory basis.

     Anatel has stated that for the time being it does not expect to require network operators to permit co-location of equipment. Co-location means that a network operator permits another party to place its switching equipment in or near the local exchange of the network operator and to connect to the network at this location. Co-location is currently a matter for negotiation between interested parties.

     Anatel does not currently require network operators to unbundle network elements and services, although Anatel has stated that it plans to review the issue on a regular basis and may require unbundling in the future. In an unbundled regime, each network operator is required to provide a detailed list of network services and elements which may be purchased separately by a party requesting interconnection.

     Rate Regulation

     The Concessions provide for a price-cap mechanism to set and adjust rates on an annual basis. The cap is a maximum weighted average price for a basket of services. The basket consists of the services in the Basic service plan, including monthly subscription fees, VC1 charges, VC2 charges, VC3 charges, DSL1 charges, DSL2 charges, and AD charges, as well as interconnection charges and charges to provide a physical connection to the network (interligacao).

     The initial price cap agreed upon by Anatel and the Company in the Concessions is based on previously existing tariffs, which were developed based on the fully allocated costs of the Company. The initial price cap is adjusted on an annual basis under a formula set forth in the Concessions. The price cap is adjusted to reflect the rate of inflation as measured by the Indice Geral de Precos - Disponibilidade Interna ("IGP-DI"), an inflation index developed by the Fundacao Getulio Vargas, a private Brazilian economic research organization.

     The weighted average tariff for the entire basket of services may not exceed the price cap, but the tariffs for individual services within the basket may be increased. The Company may increase the tariff for any individual service by up to 20%, subject to a downward adjustment for inflation effects already captured in the annual upward adjustments of the overall price cap for the basket, so long as it adjusts other prices downward to ensure that the weighted average tariff does not exceed the price cap.

     Other telecommunications companies wishing to interconnect with and use the Company's network must pay certain fees, primarily an interconnection fee. The interconnection fee charged by Band A Service Providers is subject to a price cap stipulated by Anatel. The price cap for the interconnection fee varies from company to company based on the underlying cost characteristics of each company's network. For a breakdown of the Company's past interconnection charges, see "--Sources of Revenue--Interconnection."

Brazilian Political Environment

     The Brazilian political environment was marked by high levels of uncertainty after the country returned to civilian rule in 1985, ending 20 years of military government. The death of a President-elect in 1985 and the resignation of another President in the midst of impeachment proceedings in 1992, as well as rapid turnover in the federal government at and immediately below the cabinet level, adversely affected the implementation of consistent economic and monetary policies.

     Fernando Henrique Cardoso, who was Finance Minister at the time of implementation of Brazil's latest economic stabilization plan (the "Real Plan"), was elected President of Brazil in October 1994 and, in October 1998, was reelected for an additional four-year term, which began in January 1999. President Cardoso is the leader of a coalition of six political parties that represents a majority in the federal Congress. His party, the Brazilian Social Democratic Party, holds the second largest number of seats in the coalition.

     1999 to date has been marked by difficult relations between the Federal Government and certain state governments. In the 1998 elections for state governors, candidates from parties allied with the President's coalition prevailed in 21 of 27 states, including the State of Sao Paulo. Opposition candidates won in six states, including the States of Rio de Janeiro and Rio Grande do Sul. In January 1999, the new Governor of the State of Minas Gerais announced that his state would suspend payments on its debt to the Federal Government for 90 days. The Governor of the State of Rio Grande do Sul subsequently obtained a court order permitting his state to make its debt payments into an escrow account, pending resolution of a request of seven states to renegotiate refinancing agreements they had reached with the Federal Government in 1997. The Federal Government has responded by seeking to withhold constitutionally-mandated transfers to the State of Minas Gerais. The Federal Government has notified certain international financial institutions that it will no longer guarantee those states' obligations to those institutions, leading the World Bank to suspend loans to the States of Minas Gerais and Rio Grande do Sul.

     In February 1999, certain state governors pressed for a renegotiation of their states' refinancing agreements with the Federal Government. The President offered instead to make loans to the states to cover the costs of layoffs and pension reform and promised to review a law exempting exports from state taxes. The Federal Government has initiated negotiations with the World Bank to secure funding for such loans. The Federal Government is also proposing to refinance certain debt of Brazil's municipalities for a period of 30 years at a rate equivalent to 9% above the rate of inflation, in return for which the municipalities are to be required to cut costs sharply and adopt strict fiscal guidelines.

     Conflicts between the Federal Government and state governments could complicate the passage of the government's fiscal reform package and longer-term fiscal measures, including a reform of the tax system, and Brazil's ability to meet the agreed targets under the country's agreements with the International Monetary Fund (the "IMF"). See "--Brazilian Economic Environment."

Brazilian Economic Environment

     The Company's business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil, and in particular on (i) economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and
(iii) exchange rates between Brazilian and foreign currencies.

     For many years before the introduction of the Real Plan in late 1993, the Brazilian economy was extremely volatile. The Federal Government implemented a succession of programs intended to stabilize the economy and provide a basis for sustainable, noninflationary growth. Changes in monetary, credit, tariff and other policies were frequent and occasionally drastic. In particular, actions to control inflation, interest rates or consumption included freezing bank accounts, imposing capital controls, introducing high tariffs and other strong measures. Changes in policy, social instability and other political and economic developments, and the Brazilian government's responses to such developments, could have a material adverse effect on the Company's business, operations, financial condition and results of operations.

     The Federal Government introduced the Real Plan in December 1993. The Real Plan is an economic stabilization program intended to reduce the rate of inflation by reducing certain public expenditures, collecting liabilities owed to the Federal Government, increasing tax revenues, continuing to privatize government owned entities and introducing a new currency. The real was introduced as Brazil's currency on July 1, 1994, initially with an exchange rate of R$1.00 to US$1.00. The real appreciated through January 1995 and thereafter gradually declined in value against the dollar, reaching R$1.2087 to US$1.00 at December 31, 1998. Notwithstanding the success of the Real Plan in lowering inflation and stabilizing the Brazilian economy, the Real Plan has also led to economic slowdown, and a rise in unemployment in most regions and sectors of the economy.

     The Asian financial crisis in 1998 and the ripple effects of that crisis presented a serious challenge for Brazil. After reaching a historical high of US$74.7 billion at April 30, 1998, Brazil's international reserves declined to US$42.4 billion at October 31.

     In November 1998, in response to continuing pressure on the real and the rapid decline in the country's dollar reserves, Brazil negotiated a US$41.5 billion loan package arranged by the IMF. Acceptance of the IMF package committed Brazil to implement a combination of spending cuts and tax increases. Brazil received the first installment of approximately US$9.4 billion in two disbursements. Brazil's level of international reserves stabilized following the announcement of the support package, reaching US$44.6 billion at December 31, 1998. At year-end 1998, the Commercial Market Rate stood at R$1.2087 to US$1.00.

     After some initial progress in implementing a Fiscal Stabilization Program announced in late 1998, the Federal Government encountered difficulties in implementing the program in Congress. See "--Brazilian Political Environment." The Central Bank of Brazil (the "Central Bank") attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade, but subsequent Central Bank intervention failed to keep the rate within the new band. On January 15, 1999 the Central Bank announced that the real would be permitted to float, with Central Bank intervention to take place only in times of extreme volatility. Both the level of international reserves and the value of the real continued to decline. At January 31, Brazil's international reserves stood at US$36.1 billion and the Commercial Market Rate stood at R$1.9832 to US$1.00.

     In the following weeks, the Federal Government had a series of legislative successes with its efforts to implement the expense reduction and revenue enhancement measures under its Fiscal Stabilization Program. Brazil also began negotiations with the IMF on adjustments to the previously-agreed 1999-2001 economic program, and agreement was reached in March on new economic targets. Brazil received a second disbursement, of approximately US$4.9 billion, from the IMF, followed by an additional US$4.9 billion in bilateral loans under the IMF-led support package. Subsequent disbursements will depend on Brazil's ability to meet the agreed primary surplus targets and on Brazil's progress in implementing fiscal reforms. There can be no assurance that Brazil will be able to meet the primary surplus targets under its agreement with the IMF and, accordingly, that the full amount under the IMF-led support package will be available to Brazil.

     After giving effect to the inflows from the IMF-led support package, Brazil's international reserves stood at US$38.9 billion on April 8, 1999. The Commercial Market Rate stood at R$1.7485 to US$1.00 on June 18, 1999.

     As a result of the foregoing events, GDP dropped 1.64% during the fourth quarter of 1998, reflecting declines of 6.45%, 2.45% and 0.65% in the agricultural, industrial and services sectors, respectively. GDP declined by 0.15% in the full year 1998, compared with 3.47% growth during the preceding year. Brazil's current account deficit continued to grow in 1998, reaching US$35.2 billion for 1998, compared with a US$33.4 billion deficit for the preceding year. At the end of the first quarter of 1999, the current account deficit stood at US$3.5 billion, the result of a US$535 million trade deficit and US$3.4 billion in debt service during that quarter. Foreign direct investment inflows increased 52.6% in 1998, totaling US$26.1 billion. Of that amount, 23.4%, or US$6.1 billion, resulted from foreign participation in the national privatization program. In the first two months of 1999, foreign direct investment inflows totaled US$5.7 billion, bringing such investment to US$29.7 billion in the twelve months ended February 28, 1999.

Developments in Other Emerging Market Countries

     The Brazilian securities markets are influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, developments in one country can have an effect on investors' perceptions of the risks of investing in the securities of issuers in other countries, including Brazil. During 1998 and 1999, the international financial markets have experienced significant volatility, with significant adverse effects on demand for and prices of securities of issuers in virtually all emerging markets, including Brazil.

     The current volatility in the securities markets in Latin American and other emerging market countries has been attributed, at least in part, to the effects of the Asian and the Russian economic crises of 1997-98. For example, the crisis in Asia in the fourth quarter of 1997 provoked a significant financial crisis in Brazil. In August 1998, following the devaluation of the Russian ruble, Brazil again experienced substantial capital outflows and significant declines in its stock markets. See "--Brazilian Economic Environment."

     There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such events will not adversely affect the prices of the Company's securities.

Inflation and Devaluation

     Brazil experienced extremely high and generally unpredictable rates of inflation and devaluation of Brazilian currency for many years until the implementation of the Real Plan. Inflation itself, as well as certain governmental measures to combat inflation, and public speculation about possible future actions have also historically contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. See "--Brazilian Economic Environment."

     The following table sets forth the rate of Brazilian inflation, as measured by the Indice Geral de Precos - Mercado (the General Price Index - Market or "IGP-M"), and the devaluation of the Brazilian currency against the U.S. dollar during the periods indicated.

                                                                                  Year ended December 31,
                                                                             --------------------------------
                                                                             1996          1997          1998
                                                                             ----          ----          ----
                                                                                       (percentages)
Inflation (IGP-M)......................................................     9.2            7.7            1.8
Devaluation (Brazilian currency vs. US$)..............................      6.9            7.4            9.0

     Under the Real Plan, the rate of Brazilian inflation has decreased considerably since July 1994. The exchange rate between the real and the U.S. dollar remained relatively stable from mid-1994 to year-end 1998, but extreme volatility has returned in 1999. See "--Brazilian Economic Environment." During the first quarter of 1999, inflation, as measured by the IGP-M, amounted to 7.4% and the devaluation of the real against the U.S. dollar was 42%.

     Inflation and devaluation have potentially adverse consequences for the Company's business, prospects, financial condition and results of operations. These factors introduce distortions into the Company's financial statements and make period-to-period comparisons difficult and unreliable. Differences between the relative rate of Brazilian inflation as compared to the rates of Brazil's trading partners, on the one hand, and the rate of currency devaluation, on the other, can cause balance sheet losses for the Company on its foreign currency-denominated liabilities. Inflation places pressure on the Company's rates and invites Federal Government efforts to control inflation by holding down the rates that Brazilian public utilities are permitted to charge.

     There can be no assurance that Brazilian inflation will remain at modest rates or, if there is an increase in inflation, that the Company's business, prospects, financial condition and results of operations will not be adversely affected.

Item 2.   Description of Property

     The principal physical properties of the Company consist of transmission equipment, switching equipment and radio base stations. The Company's properties are located in the states of Alagoas, Pernambuco, Paraiba, Rio Grande do Norte, Ceara and Piaui. The Company leases office spaces in Recife (approximately 6,850 square meters), Joao Pessoa (approximately 1,100 square meters), Natal (approximately 456 square meters), Fortaleza (approximately 986 square meters) and Teresina (approximately 550 square meters), from which the majority of Telpe Celular, Telpa Celular, Telern Celular, Teleceara Celular and Telepisa Celular management activities are conducted, respectively.

     The Company also leases the sites where its cellular telecommunications network equipment is installed. At May 31, 1999, the Company had 14 large cellular switches and 641 radio base stations, of which approximately 3.7% were located on land owned by the Company and the remainder of which were located on land leased by the Company. Most of these leases do not expire prior to 2003. In addition, the Company leases 33 retail stores in the Region.

Item 3.   Legal Proceedings

Litigation Related to the Breakup of Telebras

     The Breakup of Telebras is subject to several lawsuits in which the plaintiffs have requested, and in certain cases obtained, preliminary injunctions against the Breakup. All of these preliminary injunctions have been quashed by decisions of the relevant Federal Court, although several such decisions are currently on appeal. The lawsuits are based on a number of legal theories, including that (i) Brazil's Constitution requires that the creation of the 12 New Holding Companies be specifically authorized by the Telecommunications Law; (ii) the shareholders' meeting of Telebras held on May 22, 1998 which approved the Breakup was not properly convened; (iii) national sovereignty will be threatened if the country's telecommunications companies are controlled by foreign entities; and (iv) the Telecommunications Law requires that certain matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the Breakup and privatization, either by an executive order of the President or by an act of Congress.

     If any of these lawsuits ultimately succeed, the Breakup will have to be reinitiated. This could require, depending upon the prevailing plaintiff's theory, any combination of (i) amendment of the Telecommunications Law and (ii) reconvening the May 22, 1998 Telebras shareholders' meeting. It is theoretically possible under Brazilian law for a court to require that the Breakup be unwound, although the Company's management believes that this would not be likely to occur. One plaintiff is seeking damages totaling R$3.3 million, including damages for pain and suffering.

Litigation Arising Out of Events Prior to the Breakup of Telebras

     Telebras and the Predecessor Companies, the legal predecessors of the Holding Company, and the Subsidiaries, respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by the Predecessor Companies prior to the effective date of the spin-off of the cellular assets and liabilities of the Predecessor Companies to the Subsidiaries remains with the Predecessor Companies, except for those liabilities for which specific accounting provisions have been assigned to the Subsidiaries. Any claims against the Predecessor Companies which are not satisfied by the Predecessor Companies could result in claims against the Subsidiaries to the extent that the Subsidiaries have received assets which might have been used to settle those claims had they not been spun off from the Predecessor Companies.

     Under the terms of the Breakup, liability for any claims arising out of acts committed by Telebras prior to the effective date of the Breakup remains with Telebras, except for labor and tax claims (for which Telebras and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to the Holding Company or one of the other New Holding Companies. The Company's management believes that the chances of claims of this nature materializing and having a material adverse financial effect on the Company are remote.

Litigation Related to the Application of the ICMS

     In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS in respect of certain revenues, including cellular activation fees, that had not previously been subject to such taxes. Under Brazilian law, there is a risk that the state governments could seek to apply this interpretation retroactively to activation and monthly subscription fees charged during the five years preceding June 30, 1998. The Company's management believes that the attempt by the state governments to extend the scope of the ICMS to services that are supplementary to basic telecommunications services is unlawful because: (i) the state governments acted beyond the scope of their authority, (ii) their interpretation would subject to taxation certain revenues, particularly activation fees, that are not considered to be payments for telecommunications services and (iii) new taxes may not be applied retroactively.

     Each of the Subsidiaries has filed a lawsuit with the Treasury Court of the state in which it is located seeking injunctive relief from retroactive and prospective application of the ICMS to activation fees and each Subsidiary, other than Telasa Celular, has obtained a temporary injunction relieving it from the payment of the ICMS during the pendency of the lawsuits. The Subsidiaries have collected the ICMS on activation fees since July 1998 and are currently depositing all amounts collected (other than amounts collected by Telasa Celular) with the Treasury Court pending the outcome of the litigation. Telasa Celular is paying all amounts collected to the relevant authority of the government of the State of Alagoas. There can be no assurance that the Subsidiaries will ultimately prevail in this litigation.

     None of the state governments in the Region has announced an intention to apply the ICMS to activation fees retroactively. The Company's management believes that it is extremely unlikely that any state government in the Region will attempt to apply the ICMS to activation fees retroactively and that any attempt to do so would be unlawful. If the ICMS were applied retroactively to activation fees earned by the Company during the five years preceding June 30, 1998, it would give rise to a maximum liability estimated at R$85.0 million. However, the Company's management believes that the Predecessor Companies would be liable to the Subsidiaries for any liability arising from the retroactive application of the ICMS to activation fees earned prior to 1998. In view of the recent reduction in the Company's activation fees, management does not believe that application of the ICMS to activation fees on a prospective basis will have a material impact on the Company's results of operations.

Other Litigation

     The Company is a party to certain legal proceedings arising in the normal course of business. The Company has provided for or deposited in court amounts to cover its estimated losses due to adverse legal judgments. In the opinion of the Company's management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company's business, financial condition or results of operations.

Item 4.   Control of Registrant

     References in this Annual Report to "Preferred Shares" and the "Common Shares" are to the preferred shares and common shares, respectively, of the Holding Company. References to "American Depositary Shares" or "ADSs" are to American Depositary Shares, each representing 20,000 Preferred Shares. The ADSs are evidenced by American Depositary Receipts ("ADRs").

     Of the Holding Company's two classes of capital stock outstanding, only the Common Shares have full voting rights. In June 1998, the UGB/Bitel consortium acquired 51.8% of the Common Shares. On December 15, 1998, UGB exercised a put option under the Shareholders Agreement entered into by UGB and Bitel on July 24, 1998 (the "Shareholders Agreement") pursuant to which it had the right to sell its entire shareholding in the Holding Company to Bitel, subject to the approval of Anatel and the Conselho Administrativo de Defesa Economica - CADE (the "CADE"). The sale was finalized on March 26, 1999, following approval of the sale by Anatel and the CADE. Accordingly, Bitel has the ability to control the election of the Holding Company's Board of Directors and the direction and future operations of the Company. The Shareholders Agreement was terminated following the sale and Bitel is no longer subject to any material obligations under the Shareholders Agreement.

     The following table sets forth information concerning the ownership of Common Shares by Bitel Holding Company's officers and directors as a group at May 31, 1999. The Company is not aware of any other shareholder owning more than 10.0% of the Common Shares.

                                                                                                   Percentage of
                                                                           Number of Common         Outstanding
Name of owner                                                                Shares Owned          Common Shares
-------------                                                                ------------          -------------
Bitel Participacoes S.A. ..........................................          64,405,151,125             51.7
All directors and executive officers as a group (5 persons)........                  40,579              0.0

     Bitel is a Brazilian subsidiary of STET Mobile Holding N.V., which is part of a group headed by Telecom Italia S.p.A. ("Telecom Italia"). Telecom Italia is the world's seventh largest fixed-line telecommunications carrier, with approximately 25.7 million installed access lines. It also provides, through its subsidiary Telecom Italia Mobile S.p.A, mobile telecommunications services worldwide to more than 22.2 million subscribers. Its activities include providing leased lines, data communication services, satellite communications services and software services, developing and manufacturing telecommunications equipment and installing telecommunications networks. Telecom Italia has investments in fixed and cellular service providers in Argentina, Chile, Bolivia, Brazil, Cuba, Spain, France, Greece, Austria, the Czech Republic, Serbia, China and India. Telecom Italia is also a participant in the consortia that acquired control of two other New Holding Companies: Tele Centro Sul Participacoes S.A. and Tele Celular Sul Participacoes S.A. A subsidiary of Telecom Italia has a 43% interest in Vicunha Telecomunicacoes Ltda., the Band B Service Provider in the States Minas Gerais, Bahia and Sergipe.

Item 5.   Nature of Trading Market

     The principal trading market for the Preferred Shares is the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"). The Preferred Shares are also traded on the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock Exchange") and the seven other Brazilian stock exchanges. At December 31, 1998, the Holding Company had approximately 2.5 million common and preferred shareholders.

     The Preferred Shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for Preferred Shares of the Holding Company on the Sao Paulo Stock Exchange for the periods indicated.

                                                                                         Nominal reais per 1,000
                                                                                             Preferred Shares
                                                                                         -----------------------
                                                                                           High           Low
                                                                                           ----           ---
Third quarter 1998 (beginning September 21, 1998)....................................       1.00          0.26
Fourth quarter 1998.................................................................        1.90          0.51

     In the United States, the Preferred Shares trade in the form of ADSs, each representing 20,000 Preferred Shares, issued by The Bank of New York, as depositary (the "Depositary") pursuant to a Deposit Agreement (the "Deposit Agreement") among the Holding Company, the Depositary and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading separately on the NYSE on November 16, 1998 under the symbol TND. At December 31, 1998, there were approximately 93,000 beneficial owners of ADSs. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

                                                                                            U.S. dollars per
                                                                                                   ADS
                                                                                           -------------------
                                                                                           High           Low
                                                                                           ----           ---
Fourth quarter 1998 (beginning November 16, 1998)....................................     33.00          17.50

Trading on the Brazilian Stock Exchanges

     Of Brazil's nine stock exchanges, the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange are the most significant. During 1998, the Sao Paulo Stock Exchange accounted for approximately 93% of the trading value of equity securities on all Brazilian stock exchanges, and the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange together accounted for approximately 99% of the trading value of equity securities on all Brazilian stock exchanges.

     Each Brazilian stock exchange is a nonprofit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange have two open outcry trading sessions each day, from 10:30 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:30 p.m., although the Rio de Janeiro Stock Exchange has recently announced plans to convert its operations to electronic trading. Trading is also conducted from 10:00 a.m. to 6:00 p.m. on an automated system on the Sao Paulo Stock Exchange and on the National Electronic Trading System ("SENN"), a computerized system that links the Rio de Janeiro Stock Exchange electronically with the seven smaller regional exchanges. There are no specialists or market makers for the Holding Company's shares on the Sao Paulo Stock Exchange. Trading in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although such trading is very limited.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is Companhia Brasileira de Liquidacao e Custodia S.A. - CBLC, which is controlled mainly by the member brokerage firms and banks that are not members of that exchange. The clearinghouse for the Rio de Janeiro Stock Exchange is CLC - Camara de Liquidacao e Custodia S.A., which is 99% owned by that exchange.

     At December 31, 1998, the aggregate market capitalization of the 527 companies listed on the Sao Paulo Stock Exchange was approximately R$194.4 billion. Substantially the same securities are listed on the Sao Paulo Stock Exchange and on the Rio de Janeiro Stock Exchange. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

     The Brazilian equity market is relatively small and illiquid compared to major world markets. In 1998, the combined daily trading volumes on the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange averaged approximately R$805.5 million. In 1998, the five most actively traded issues represented approximately 61.5% of the total trading in the cash market on the Sao Paulo Stock Exchange and approximately 67.2% of the total trading in the cash market on the Rio de Janeiro Stock Exchange.

     Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the Comissao de Valores Mobiliarios (the Brazilian Securities Commission or "CVM"), which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended (the "Brazilian Securities Law") and Law No. 6,404, as amended (the "Brazilian Corporation Law").

     Under the Brazilian Corporation Law, a company is either public, a companhia aberta, such as the Holding Company, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on all other Brazilian stock exchanges.

     Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

     The Brazilian Securities Law provides for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

Item 6.   Exchange Controls and Other Limitations Affecting Security Holders

     There are no restrictions on ownership of Preferred Shares or Common Shares of the Holding Company by individuals or legal entities domiciled outside Brazil.

     The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itau S.A. (the "Custodian"), as custodian for the Preferred Shares represented by ADSs, or holders who have exchanged ADRs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of such Preferred Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the ADSs.

     Under Annex IV to Resolution No. 1,289 of the National Monetary Council, as amended (the "Annex IV Regulations"), qualified foreign investors (which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements) registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate Certificates of Registration for each transaction. Investors under the Annex IV Regulations are also entitled to favorable tax treatment. See "Taxation--Brazilian Tax Considerations." Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council (the "Annex V Regulations"), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program had been approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See "Taxation--Brazilian Tax Considerations."

     A Certificate of Registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to the Certificate of Registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's Certificate of Registration for five business days after such exchange, following which such holder must seek to obtain its own Certificate of Registration with the Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under the Annex IV Regulations or obtains its own Certificate of Registration. A holder that obtains a Certificate of Registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "Taxation--Brazilian Tax Considerations."

     Under current Brazilian legislation, the Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Federal Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Federal Government directives. The imbalance in Brazil's balance of payments increased during 1998, and there can be no assurance that the Federal Government will not impose similar restrictions on foreign repatriations in the future.

Item 7.   Taxation

     The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs.

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs. Prospective holders of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a "non-Brazilian holder"). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor about the Brazilian tax consequences of investing in Preferred Shares or ADSs.

     Taxation of Dividends

     Dividends paid by the Holding Company in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Preferred Shares underlying ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will generally not be subject to Brazilian withholding tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at varying rates, except that stock dividends are not subject to Brazilian tax unless the stock is subsequently redeemed by the Holding Company, or the non-Brazilian holder sells the stock in Brazil, within five years after the distribution.

     The only Brazilian tax treaty now in effect that would (if certain conditions are met) reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5% under the circumstances set forth in the treaty.

     Taxation of Gains

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax. Neither the deposit of Preferred Shares in exchange for ADSs nor the withdrawal of Preferred Shares upon cancellation of ADSs is subject to Brazilian tax.

     Non-Brazilian holders are not subject to tax in Brazil on gains realized on dispositions of Preferred Shares outside Brazil to other non-Brazilian holders.

     Gains realized by non-Brazilian holders on dispositions of Preferred Shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 10% or taxed at a rate of 15%, depending on the circumstances. Gains on the disposition of Preferred Shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation. Gains on the sale or exchange of duly-registered investments under the Annex IV Regulations are not subject to Brazilian tax if such sale or exchange occurs on a Brazilian stock exchange. Gains realized through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 10%. Gains realized through off-exchange transactions in Brazil or with Brazilian residents are generally subject to tax at a rate of 15%. Brazil's tax treaties do not grant relief from taxes on gains realized on sales or exchanges of Preferred Shares.

     Any gains realized by a non-Brazilian holder upon the redemption of Preferred Shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

     Gain is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation; the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank.

     There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of Preferred Shares under the Annex IV Regulations will be maintained.

     Any exercise of preemptive rights relating to the Preferred Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the Preferred Shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the Depositary or the investor and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the Depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

     Distributions of Interest on Capital

     Brazilian corporations may make payments to shareholders characterized as interest on the capital of the Holding Company as an alternative form of making dividend distributions. The rate of interest may not be higher than the Federal Government's long-term interest rate (the "TJLP") as determined by the Central Bank from time to time (13.48% per annum for the three month period starting April 1999). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company's board of directors.

     Distributions of interest on capital paid to Brazilian and non-Brazilian holders of Preferred Shares, including payments to the Depositary in respect of Preferred Shares underlying ADSs, are deductible by the Holding Company for Brazilian corporate income tax purposes. Such payments are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are exempt from tax in Brazil, which are free of Brazilian tax, and except for payments to persons situated in jurisdictions deemed to be tax havens (i.e., countries that either have no income tax or in which the income tax rate is less than 20%), which will be subject to tax at a 25% rate.

     No assurance can be given that the Board of Directors of the Holding Company will not recommend that future distributions of profits should be made by means of interest on capital instead of by means of dividends.

     Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends the Holding Company is obligated to distribute to its shareholders in accordance with its Charter and the Brazilian Corporation Law. Distributions of interest on capital in respect of the Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

     Other Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

     A financial transaction tax (the "IOF tax") may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The rate of IOF tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

     In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions (the "CPMF tax") will be imposed on distributions by the Holding Company in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the Custodian. The CPMF tax will be in effect until June 2002, unless its term is extended, and such tax will be imposed at a rate of 0.38% from June 1999 until June 2000 and at a rate of 0.30% from June 2000 until June 2002.

     Registered Capital

     Amounts invested in Preferred Shares by a non-Brazilian holder who qualifies under the Annex IV Regulations and obtains registration with the CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as "Registered Capital") allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of such Preferred Shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a Preferred Share on the Brazilian stock exchange on which the most Preferred Shares were traded on the day of withdrawal or, (ii) if no Preferred Shares were traded on that day, the average price on the Brazilian stock exchange on which the most Preferred Shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average Commercial Market Rates quoted by the Central Bank on such date or dates.

     A non-Brazilian holder of Preferred Shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of the Holding Company (taking into account shares held directly through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

     Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Preferred Shares or ADSs.

     In this discussion, references to "ADSs" also refer to Preferred Shares, references to a "U.S. holder" are to a holder of an ADS (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

     For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), holders of ADRs will be treated as owners of the ADSs represented by such ADRs.

     Taxation of Dividends

     A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Holding Company as a dividend to the extent that such distribution is paid out of the Holding Company's current or accumulated earnings and profits ("e&p"), as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian or by the U.S. holder, in the case of a holder of Preferred Shares. To the extent that such a distribution exceeds the Holding Company's e&p, it will be treated as a nontaxable return of capital, to the extent of the U.S. holder's tax basis in the ADS (or Preferred Shares, as the case may be), and thereafter as capital gain. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder, in the case of a holder of Preferred Shares. If the Custodian or U.S. holder, in the case of a holder of Preferred Shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by the Holding Company will not be eligible for the dividends received deduction allowed to corporations under the Code.

     Distributions out of e&p with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes, or such Brazilian withholding tax may be taken as a deduction. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

     Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Holding Company generally will not be subject to U.S. federal income tax.

     A holder of an ADS that is a foreign corporation or nonresident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes, and generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of ADSs, as discussed below.

     Taxation of Capital Gains

     Upon the sale or other disposition of an ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the ADS (excluding the amount of any distribution paid to the Custodian but not distributed by the Custodian prior to the disposition) and the U.S. holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20 percent in respect of property held for more than one year. The deductibility of capital losses is subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

     A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

     U.S. Backup Withholding and Information Reporting

     The information reporting requirements of the Code generally will apply to distributions to a U.S. holder. Distributions to non-U.S. holders generally will be exempt from information reporting and backup withholding under current law but a non-U.S. holder may be required to establish its non-U.S. status in order to claim such exemption.

Item 8.   Selected Financial Data

Background

     The selected financial information presented below should be read in conjunction with the Consolidated Financial Statements and the notes thereto. The Consolidated Financial Statements have been audited by KPMG Auditores Independentes and their report on the Consolidated Financial Statements appears elsewhere in this Annual Report.

     The following paragraphs discuss some important features of the presentation of the selected financial information and the Consolidated Financial Statements. These features should be kept in mind in evaluating the selected financial information and in reading "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Brazilian GAAP and U.S. GAAP

     The Consolidated Financial Statements are prepared in accordance with Brazilian GAAP, which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 27 to the Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 1998, net income for the year ended December 31, 1998, divisional equity as of December 31, 1996 and 1997 and income before interest income, unallocated interest expense and taxes for the two years ended December 31, 1996 and 1997.

     Presentation of 1998 Income Statement

     The consolidated income statement of the Company for the year ended December 31, 1998 reflects the operations of each of the Subsidiaries for the full year 1998 and the operations of the Holding Company for the period from February 28, 1998, the effective date of its establishment in the Breakup of Telebras, to December 31, 1998.

     Changes in Accounting Methodology in 1998

     For any period prior to January 1, 1998, the Consolidated Financial Statements and, unless otherwise specified, all financial information included in this Annual Report recognize certain effects of inflation and are restated in constant reais of December 31, 1997 purchasing power, all in accordance with Brazilian GAAP using the integral restatement method (correcao monetaria integral). The Company used the IGP-M inflation index for purposes of preparing its financial statements for 1996 and 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Effects of Changes in Presentation of Financial Statements in 1998." Inflationary gains or losses on:
(i) monetary assets and liabilities have been allocated to their corresponding interest income or expense captions in the Consolidated Statements of Income,
(ii) other monetary items, where possible, have been allocated to their corresponding income or expense captions in the Consolidated Statements of Income and (iii) amounts without corresponding income or expense captions in the Consolidated Statements of Income have been allocated to other net operating income. See Note 2(c) to the Consolidated Financial Statements.

     For 1998, the Company has not used the integral restatement method to prepare its financial statements, because the low rate of Brazilian inflation in 1998 (1.8% as measured by the IGP-M) would have made any restatement for 1998 inflation insignificant. The restated balances of nonmonetary assets and liabilities as of December 31, 1997, which reflect inflation through December 31, 1997, were used as the opening balances for 1998. The Consolidated Financial Statements as of and for the year ended December 31, 1998 are presented in nominal reais and do not recognize effects of inflation subsequent to December 31, 1997. Financial statements for prior dates and periods, which were restated in constant reais of December 31, 1997, have not been further restated.

     Accounting Consequences of the Breakup of Telebras

     The formations of the Holding Company and the Subsidiaries have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telecommunications businesses of the Predecessor Companies were transferred to the Subsidiaries at their indexed historical cost. The revenues and expenses associated with such assets and liabilities were also allocated to the Subsidiaries. For revenues and costs of services, separate records were maintained historically for the cellular telecommunications businesses of the Predecessor Companies, so actual amounts were allocated to the Subsidiaries. Costs other than cost of service were allocated using methodologies described in
Note 2 to the Consolidated Financial Statements. The consolidated statements of revenues and expenses and net interdivisional cash distribution (receipt) include the historical activity related to the assets and liabilities transferred. The Consolidated Financial Statements are not necessarily indicative of what the financial condition or the revenues and expenses of the Company would have been if the cellular telecommunications businesses of the Predecessor Companies had been separate legal entities before 1998. See "Description of Business--Historical Background" and Note 2(a) to the Consolidated Financial Statements.

     Cash and certain nonspecific debt relating to the cellular telecommunications businesses of the Predecessor Companies could not be segregated from the Predecessor Companies prior to December 31, 1997, and such amounts were not reflected in the Company's statement of financial condition prior to January 1, 1998. As a result, interest income, unallocated interest expense and income tax expense were not identified or reflected in the Consolidated Financial Statements for any period prior to January 1, 1998. Because these revenues and expenses are not included in the Consolidated Financial Statements, historical income per share and dividend per share information was not included in the table below for any period prior to January 1, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for 31, 1996, 1997 and 1998--Interest Expense."

     At the May 22, 1998 Telebras shareholders' meeting, the shareholders established the shareholders' equity of each New Holding Company and allocated to each a portion of the retained earnings of Telebras. Telebras retained sufficient earnings from which to pay certain dividends and other amounts. The balance of its retained earnings was allocated to each New Holding Company in proportion to the total net assets allocated to each such company. The retained earnings so allocated do not represent the historical retained earnings of the New Holding Companies. The assets that were spun off from Telebras to the Holding Company, in addition to its investment in the Subsidiaries, resulted in an increase of R$22.2 million compared to the Company's historical divisional equity. See Note 2(b) to the Consolidated Financial Statements. The amount of distributable retained earnings of the Holding Company includes retained earnings allocated to the Holding Company in the Breakup of Telebras.

For 1996 and 1997, the Consolidated Financial Statements present the financial condition and revenues and expenses of the cellular telecommunications business of the Predecessor Companies, and "minority interests" reflect the interest of shareholders other than Telebras in the Predecessor Companies. For 1998, "minority interests" reflect the interest of shareholders other than the Holding Company in the Subsidiaries. At December 31, 1998, minority shareholders owned 22.8%, 20.7%, 28.5%, 24.6%, 22.4% and 21.5% of Telpe Celular, Teleceara Celular,
Telepa Celular, Telern Celular, Telasa Celular and Telepisa Celular, respectively.


                             Selected Financial Data

                                                                                Year ended December 31
                                                                  --------------------------------------------------
                                                                  1995            1996           1997           1998
                                                                  ----            ----           ----           ----
                                                                               (thousands of reais (1))
Income Statement Data:
Brazilian GAAP
Net operating revenue..................................           138,832       349,470          496,102      469,664
Cost of services and goods.............................            35,427        93,743          166,234      198,780
                                                               ----------    ----------      -----------     --------
Gross profit...........................................           103,405       255,727          329,868      270,884
Operating expenses:
     Selling expenses..................................            10,300        21,266           47,268       57,090
     General and administrative expenses...............            10,497        24,773           37,627       32,431
     Other net operating income........................             4,881        11,204            3,817        2,426
                                                               ----------    ----------      -----------     --------
Operating income before interest.......................            87,489       220,892          248,790      183,789
Allocated interest expense (2).........................             1,062         5,193            3,343
                                                               ----------    ----------      -----------
Net interest expense...................................                                                         7,425
                                                                                                             --------
Operating income before interest income and unallocated
   interest expense (2)................................            86,427      215,699           245,447
Operating income.......................................                                                       176,364
Net nonoperating expense...............................               140            --              334        1,406
                                                               ----------    ----------      -----------     --------
Income before interest income, unallocated interest
   expense, taxes and minority interests (2)...........            86,160       215,699          245,113
Income before taxes....................................                                                       174,958
Minority interests before interest income, unallocated
   interest expense and taxes (2)......................            14,350        34,004           59,410
                                                               ----------    ----------      -----------
Income before interest income, unallocated interest
  expense and taxes (2)................................            71,810       181,695          185,703
                                                               ==========    ==========      ===========
Income and social contribution taxes...................                                                        44,772
                                                                                                             --------
Income before minority interests.......................                                                       130,186
Minority interests.....................................                                                        28,063
                                                                                                             --------
Net income.............................................                                                       102,123
                                                                                                             ========
Net income per 20,000 shares outstanding (reais).......                                                          6.11
Dividends per 20,000 shares outstanding (reais)........                                                          1.49

U.S. GAAP
Income before interest income, unallocated interest
   expense and taxes (2)...............................                         183,388          185,978
                                                                             ==========      ===========
Net income.............................................                                                        99,483
                                                                                                              =======
Net income per 20,000 Common Shares outstanding (reais)                                                          6.03
Net income per 20,000 Preferred Shares outstanding (reais)                                                       6.03

                                                                                    At December 31,
                                                                  --------------------------------------------------
                                                                  1995            1996           1997           1998
                                                                  ----            ----           ----           ----
                                                                               (thousands of reais (1))
Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net......................          157,142       346,142        430,834        546,167
Total assets............................................          182,909       397,921        528,927        746,683
Loans and financing.....................................           61,708       118,076        120,985        116,420
Divisional equity.......................................           58,974       191,492        284,043
Shareholders equity.....................................                                                      379,851

U.S. GAAP
Property, plant and equipment, net......................                        344,537        428,061        540,185
Total assets............................................                        396,846        527,069        742,675
Loans and financing.....................................                        109,735        117,136        109,736
Divisional equity.......................................                        190,601        282,613
Shareholders equity.....................................                                                      376,715

-------------------------
(1) Information for 1995, 1996 and 1997 is presented in constant reais of December 31, 1997. Information for 1998 is presented in nominal reais.
(2) For 1995, 1996 and 1997, prior to the effective creation of the Subsidiaries on January 5, 1998, the Company did not recognize interest income or taxes and recognized only the portion of interest expense that was specifically attributable to the cellular operations of the Predecessor Companies.

     The Company's net operating revenue in 1994 was R$60,958. The Company did not present selected financial information as of and for the year ended December 31, 1994 because the accounting records for that year were not maintained in a manner that would permit an adequate segregation of costs, assets and liabilities between fixed and cellular telecommunications operations. The Company's cellular telecommunications business in 1994 was in a developmental stage, with 68,664 subscribers at year-end, and has limited relevance to the Company's current operations. The Company's management accordingly believes that the omitted selected financial information as of and for the year ended December 31, 1994 would not be material to an understanding of the trends in the Company's costs in the periods presented or in future periods.

Exchange Rates

     The Holding Company will pay any cash dividends and make any other cash distributions with respect to Preferred Shares in Brazilian currency. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of ADSs on conversion by the Depositary of dividends and distributions in Brazilian currency on the Preferred Shares represented by the ADSs. Fluctuations in the exchange rate between Brazilian currency and the U.S. dollar will also affect the U.S. dollar equivalent of the price of the Preferred Shares on the Brazilian stock exchanges. Exchange rate fluctuations may also affect the Holding Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Foreign Exchange and Interest Rate Exposure." Since April 1999, the Company has hedged part of its foreign currency-denominated indebtedness.

     There are two legal exchange markets in Brazil--the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases and sales of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. As used herein, the "Floating Market Rate" is the prevailing selling rate for Brazilian currency into U.S. dollars, which applies to transactions to which the Commercial Market Rate does not apply, as reported by the Central Bank. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank. The Commercial Market and the Floating Market were unified by the Central Bank in 1999 following the decision to allow the value of the real to float. However, transactions are still classified as "Commercial Market" and "Floating Market" transactions.

     Between March 1995 and January 1999, the Central Bank maintained a band within which the exchange rate between the real and the U.S. dollar fluctuated, and the Central Bank intervened in the foreign exchange market from time to time. From January 20, 1998 through December 31, 1998, the band was between R$1.12 and R$1.22 per US$1.00. In early January 1999, the Central Bank attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade, but subsequent Central Bank intervention failed to keep the rate within the new band. On January 15, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to take place only in times of extreme volatility. See "Description of Business--Brazilian Economic Environment." At June 18, 1999, the Commercial Market Rate was R$1.7485 to US$1.00.

     The following table sets forth the period-end, average, high and low Commercial Market Rate (through February 21, 1995) and Noon Buying Rate (from February 22, 1995), expressed in reais per U.S. dollar, for the periods indicated.

                                                                            Average for
Period                                                     Period-end        Period (1)         High          Low
------                                                     ----------        ----------         ----          ---
1994...............................................         0.8460             0.6450          1.0000        0.1186
1995...............................................         0.9722             0.9228          0.9722        0.8450
1996...............................................         1.0393             1.0080          1.0413        0.9733
1997...............................................         1.1165             1.0805          1.1166        1.0394
1998...............................................         1.2085             1.1640          1.2090        1.1160
1999 (through May 31, 1999)........................         1.7340             1.8553          2.2000        1.2074

-------------------------
(1)  Average of the rates on the last day of each month in the period. Source:
     Central Bank through February 21, 1995; Federal Reserve Bank of New York thereafter.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

Formation of the Holding Company and Presentation of Financial Information

     On May 22, 1998, in preparation for the privatization of the Telebras System, the Telebras System was restructured to form, in addition to Telebras, the Holding Company and eleven other New Holding Companies. The restructuring of the Telebras System was accomplished by means of a procedure under Brazilian law called cisao or split-up. Virtually all the assets and liabilities of Telebras were allocated to the New Holding Companies which, together with their respective subsidiaries, comprise (a) three fixed-line service providers, (b) eight cellular service providers and (c) one domestic and international long-distance service provider. In the Breakup, certain assets and liabilities of Telebras, including 78.5%, 79.3%, 75.4%, 77.2%, 77.6% and 71.5% of the total share capital of Telepisa Celular, Teleceara Celular, Telern Celular, Telpe Celular, Telasa Celular and Telpa Celular, respectively, were transferred to the Holding Company.

     The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto, which are included elsewhere in this Annual Report. Certain important features of the presentation of the Consolidated Financial Statements are described in the introduction to "Selected Financial Data."

Effects of Changes in Presentation of Financial Statements in 1998

     There are three significant differences in presentation between the Consolidated Financial Statements of the Company for 1998 and for earlier years. Each of these differences should be taken into account in comparing financial condition and results of operations for 1998 and for prior years.

     o Fully separate operations of the Subsidiaries. The Subsidiaries were created effective January 5, 1998, by splitting up the Predecessor Companies to separate their cellular operations from their fixed-line operations. For 1998, the Consolidated Financial Statements reflect the operations of the Subsidiaries as fully independent companies.

          For prior years, the Consolidated Financial Statements reflect the cellular operations of the Predecessor Companies. Costs were specifically identified where possible and divided accordingly between fixed and cellular operations. Where specific identification was not possible, costs were allocated between the Predecessor Companies' fixed-line and cellular operations in accordance with the methodologies set forth in Note 2(a) to the Consolidated Financial Statements. It should not be assumed that the financial condition and results of operations of the cellular operations of the Predecessor Companies would have been the same if they had been separate legal entities or if their businesses had been operated as independent businesses prior to 1998.

          In preparing financial statements for years prior to 1998, it was not possible to determine the amount of the Predecessor Companies' cash and nonspecific debt that should be allocated to the cellular operations, and there was no shareholders' equity specifically attributable to the cellular operations. As a result, the presentation of the Consolidated Financial Statements is different for 1996 and 1997 than for 1998. In particular, for 1996 and 1997 the statement of revenues and expenses does not include interest income or taxes and includes only the allocable portion of interest expense, and it accordingly does not present net income. See "Selected Financial Data" and Note 2(b) to the Consolidated Financial Statements.

     o Creation of the Holding Company. The Holding Company was created on May 22, 1998 in the Breakup of Telebras, and its assets were valued as of February 28, 1998. For 1998, the Consolidated Financial Statements reflect the consolidated financial condition and results of operations of the Holding Company and the Subsidiaries. For earlier dates and periods, the Consolidated Financial Statements reflect only the combined financial condition and results of operations of the cellular operations of the Predecessor Companies.

          Upon its creation, the Holding Company received, in addition to the shares of the Subsidiaries, certain assets of Telebras consisting primarily of claims against the Subsidiaries. These assets and the related liabilities of the Subsidiaries are eliminated in consolidation.

     o Indexation for inflation. The Consolidated Financial Statements for 1996 and 1997 were prepared using the integral restatement method to recognize the effects of inflation, and presented in constant reais of December 31, 1997. For 1998, the Company has not used the integral restatement method to prepare its financial statements, because the low rate of Brazilian inflation in 1998 (1.8% as measured by the IGP-M) would have made any restatement for 1998 inflation insignificant. Management believes that the lack of indexation of the Consolidated Financial Statements for 1998 has no material impact on the comparability of the figures for 1998 with figures for prior periods. See "Selected Financial Data" and Note 2(c) to the Consolidated Financial Statements.

Political, Economic, Regulatory and Competitive Factors

     The following discussion should be read in conjunction with the "Description of Business" section included elsewhere in this Annual Report. As set forth in greater detail below, the Company's financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including regulation of tariffs. See "Description of Business--Regulation of the Brazilian Telecommunications Industry." The Company's financial condition and results of operations also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. See "Description of Business--Brazilian Political Environment" and "--Brazilian Economic Environment." In particular, the Company's financial performance will be affected by (i) economic growth in the Region and its impact on demand for telecommunications services, (ii) the cost and availability of financing and (iii) the exchange rates between Brazilian and foreign currencies.

     The Company has faced competition in the Region since mid-1998. As a result of competition, prices for cellular telecommunications services have declined and the Company's operating margins have diminished. The scope of increased competition and any adverse effects on the Company's results and market share will depend on a variety of factors that cannot now be assessed with precision and are beyond the Company's control. See "Description of Business--Competition."

Foreign Exchange and Interest Rate Exposure

     The principal foreign exchange risk faced by the Company arises from its foreign currency liabilities. At December 31, 1998, the Company had R$97.6 million of indebtedness denominated in U.S. dollars. The Company's revenues are earned almost entirely in reais, and the Company has no material dollar-denominated assets. Accordingly, a decrease in the value of the real relative to the dollar could have a material adverse effect on the Company. Prior to April 1999, the Company did not hedge its foreign currency exposure. In April 1999, the Company entered into forward foreign exchange contracts covering a portion of its short-term U.S. dollar-denominated indebtedness. The Company also faces foreign exchange risk because substantially all its capital expenditures are incurred in dollars. Devaluation of the real increases the cost in real terms of many of the Company's capital expenditures.

     The Company is exposed to interest rate risk as a consequence of its floating rate debt. At December 31, 1998, all of the Company's interest-bearing liabilities bore interest at floating rates. The Company has not entered into derivative contracts or made other arrangements to hedge against this risk. Accordingly, if market interest rates (principally LIBOR) rise, the Company's financing expenses will increase.

Results of Operations for 1996, 1997 and 1998

     The following table sets forth certain components of the Company's income for each of the years in the three-year period ended December 1, 1998.

                                                         Year ended December 31,                   % Change
                                                      ------------------------------       ------------------------
                                                      1996         1997         1998       1996-1997      1997-1998
                                                      ----         ----         ----       ---------      ---------
                                                         (millions of reais (1))
Net operating revenue........................          349.5         496.1        469.7         42.0          (5.3)
Cost of services and goods...................           93.7         166.2        198.8         77.3          19.6
                                                    --------      --------     --------
Gross profit.................................          255.7         329.9        270.9         29.0         (17.9)
Operating expenses:
   Selling expenses..........................           21.3          47.3         57.1        122.3          20.8
   General and administrative expenses.......           24.8          37.6         32.4         51.9         (13.8)
   Other net operating income................           11.2           3.8          2.4        (65.9)        (36.4)
                                                    --------      --------     --------
Operating income.............................          220.9         248.8        183.8         12.6         (26.1)
Interest expense (2).........................            5.2           3.3          7.4        (35.6)        122.1
Net nonoperating expense.....................            --            0.3          1.4                      321.0
                                                    --------      --------     --------
Income before taxes and minority
   interests.................................          215.7         245.1        175.0         13.6         (28.6)
Minority interest before interest income,
   unallocated interest expense and taxes (2)          (34.0)        (59.4)                      2.2
                                                    --------      --------
Income before interest income, unallocated
   interest expense and taxes (2)............          181.7         185.7                       2.2
                                                    ========      ========
Income and social contribution taxes (2).....                                      44.8
Minority interest............................                                      28.1
                                                                               --------
Net income...................................                                     102.1
                                                                               ========

-------------------------
(1) Information for 1996 and 1997 is presented in constant reais of December 31, 1997. Information for 1998 is presented in nominal reais. Columns may not add due to rounding.
(2) For 1996 and 1997, prior to the effective creation of the Subsidiaries on January 5, 1998, the Company did not recognize interest income or taxes and recognized only the portion of interest expense that was specifically attributable to the cellular operations of the Predecessor Companies.

     Operating revenues

     The Company's revenues consist of (i) usage charges, which include measured service charges for outgoing calls, roaming charges and, since April 1999, prepaid card charges, (ii) monthly subscription charges, (iii) activation fees, which are one-time charges paid to obtain cellular telecommunications service,
(iv) interconnection charges, which are amounts charged by the Company to other cellular and fixed-line service providers for use of the Company's network, (v) other charges, including charges for call forwarding, call waiting and call blocking and (vi) since December 1998, proceeds from the sale of cellular telephones and accessories. The composition of operating revenues by category of service is presented in the Consolidated Financial Statements and discussed below before deduction of taxes. The Company does not determine net operating revenues or allocate cost by category of service.

     The following table sets forth certain components of the Company's gross operating revenues for each of the years in the three-year period ended December 31, 1998.

                                                       Year ended December 31,                   % Change
                                                  --------------------------------        -----------------------
                                                  1996         1997           1998        1996-1997     1997-1998
                                                  ----         ----           ----        ---------     ---------
                                                      (millions of reais (1))
Usage charges..............................         173.7         286.1         314.4         64.7         10.0
Monthly subscription charges...............         104.9         181.7         124.2         73.3        (31.7)
Activation fees............................          82.3          48.0           9.1        (41.7)       (81.1)
Interconnection charges....................          42.3          91.7         136.2        116.8         48.6
Cellular telephone sales...................           --            --            5.0
Other......................................          21.5          13.2           2.0        (38.3)       (84.8)
                                                ---------     ---------     ---------
Gross operating revenue....................         424.6         620.7         590.9         46.2         (4.8)
Value-added and other indirect taxes.......          75.1         124.6         121.3         65.8         (2.7)
                                                ---------     ---------     ---------
Net operating revenue......................         349.5         496.1         469.7         42.0         (5.3)
                                                =========     =========     =========

-------------------------
(1) 1996 and 1997 information is presented in constant reais of December 31, 1997. 1998 information is presented in nominal reais. Columns may not add due to rounding.

     Net operating revenues decreased by 5.3% in 1998 and increased by 42.0% in 1997. The growth in revenues over the three-year period was driven principally by increases in the Company's subscriber base, offset in part by a decline in average monthly revenue per subscriber. The average number of subscribers increased 31.1% to 539,438 subscribers in 1998 from 411,340 subscribers in 1997, which in turn represented a 82.8% increase from 241,404 subscribers in 1996.

     Usage charges. Revenues from usage charges increased by 10.0% in 1998 and by 64.7% in 1997. The increase in 1998 was due principally to an increase in outgoing traffic (reflecting growth in the number of subscribers), which was offset in part by reductions in per-minute usage rates. The increase in 1997 reflected principally an increase in the total minutes of outgoing calls and a shift in call mix towards more expensive calls, which was partially offset by a small reduction in the Company's average VC1, VC2 and VC3 rates.

     Monthly subscription charges. Revenues from monthly subscription charges decreased by 31.7% in 1998 and increased by 73.3% in 1997. The decrease in 1998 was due principally to a reduction in April 1998 of the monthly subscription charge for the basic service plan to R$16 from R$26 and was offset in part by an increase in the average number of subscribers. The growth in revenues in 1997 was due primarily to a 82.8% increase in the average number of subscribers from 1996 to 1997, offset in part by a reduction in real rates due to inflation.

     Activation charges. Revenues from activation charges decreased by 81.1% in 1998 and by 41.7% in 1997. The decline in 1998 was due principally to a reduction in the activation charge for the Basic service plan from R$318 to R$35 in April 1998 and the suspension of activation charges in December 1998. The decline in revenues in 1997 resulted primarily from a 31% decrease in the number of subscribers initiating services and a 15% reduction in the activation charge for the basic service plan. Management expects that price pressure on activation charges will continue and that activation charges will be a significantly smaller source of revenue in 1999 and future years.

     Interconnection. Revenues from interconnection increased by 48.6% in 1998 and by 116.8% in 1997. These increases reflected growth in the volume of calls to the Company's subscribers originating outside of the Company's network, principally calls from fixed-line telephones. The impact of this growth in volume was offset in part by decreases in the Company's real interconnection rates during the two-year period.

     Cellular telephone sales. The Company commenced selling digital cellular telephones in December 1998 and recognized revenue of R$5.0 million from such sales in 1998. Management expects that the sale of telephones will eventually constitute a significant portion of the Company's revenues but does not expect to realize much if any income from such sales, which are generally made at or near cost as an incentive for customers to subscribe for cellular telephone service.

     Other. Revenues from other services decreased by 84.8% in 1998 and by 38.3% in 1997. Other revenues consist primarily of fees for the transfer of a cellular line from one subscriber to another and sales of value-added services such as call forwarding, call waiting and call blocking. The decreases over the two-year period are due primarily to significant reductions in the number of transfers of cellular lines from one subscriber to another. The decrease in transfers is the result of falling activation charges and the elimination of waiting lists to obtain cellular telecommunications service, which has enabled subscribers to obtain cellular lines directly from the Company rather than on the secondary market.

     Value-added and other indirect taxes. Taxes on operating revenues were 17% of gross operating revenues in 1996, 20% in 1997 and 21% in 1998. The effective rate of taxes on gross operating revenues varies depending upon the composition of the Company's revenues, some of which were not taxed throughout the entire period. See "Legal Proceedings--Litigation Related to the Application of the ICMS."

     The principal tax on telecommunications services is the ICMS. See "Description of Business--Sources of Revenues--Value-Added Taxes on Telecommunications Goods and Services." Two federal social contribution taxes, the Programa de Integracao Social ("PIS") and the Contribuicao para Financiamento da Seguridade Social ("COFINS"), are imposed on gross revenues at a combined rate of 3.65%. Prior to February 1999, such taxes were applied at a combined rate of 2.65% of gross revenues from certain telecommunications goods and services. The amount of the increase may be credited against any social contribution on net profits (one of the principal taxes assessed against income) payable on income earned in the same year.

     Cost of services and goods

     Cost of services and goods increased by 19.6% in 1998 and 77.3% in 1997. The Company's gross profit margin (gross profit as a percentage of net revenues) decreased from 73.2% in 1996 to 66.5% in 1997 and 57.7% in 1998. This reflects the fact that the categories of the Company's revenue that have been growing (such as usage and interconnection charges) have significant associated costs, whereas for those categories in which revenues are declining (such as activation charges and monthly subscriptions) there are few or no associated costs.

     The following table sets forth the composition of the Company's costs of services and goods for each of the years in the three-year period ended December 31, 1998. Some components of the Company's costs of services and goods in 1997 and 1996 are the costs of the Predecessor Companies that were allocated to their cellular operations and may not reflect the costs that the Company would have incurred if it had been operated as an independent business during those years.

                                                      Year ended December 31,                     % Change
                                                -----------------------------------       -----------------------
                                                1996            1997           1998       1996-1997     1997-1998
                                                ----            ----           ----       ---------     ---------
                                                     (millions of reais (1))
Depreciation and amortization............         18.6            35.8          50.4           92.9         40.6
Circuit leasing and related expenses.....         51.4            62.8          63.4           22.4          0.9
Materials and services...................         16.8            45.2          61.5          169.0         36.0
Personnel................................          1.5             2.0           2.8           32.2         44.4
Leases and insurance.....................          4.5             8.8           1.6           93.9        (81.4)
Cellular handsets........................           --              --           9.9
Fistel fees and other....................          1.0            11.6           9.1                       (21.1)
                                               -------         -------      --------
Cost of services.........................         93.7           166.2         198.8           77.3         19.6
                                               =======         =======      ========

-------------------------
(1) Information for 1996 and 1997 is presented in constant reais of December 31, 1997. Information for 1998 is presented in nominal reais. Columns may not add due to rounding.

     Depreciation and amortization. Depreciation and amortization expenses grew throughout the 1996 to 1998 period, reflecting the expansion of the Company's network. The Company did not change its depreciation policies during this period. In 1999, the Company reevaluated its depreciation policies and reduced the depreciation period of certain equipment to better reflect its useful life in light of changes in technology. The new depreciation rates apply from January 1, 1999.

     Circuit leasing and related expenses. Circuit leasing and related expenses represent lease payments to TNL for use of circuits between the Company's radio base stations and switching centers and between the Company's network and TNL's network. Such expenses increased 0.9% in 1998 and 22.4% in 1997. The increase in 1998 was due principally to expansion of the Company's network, which was offset almost entirely by a reduction in the rent payable to TNL pursuant to regulations issued by the Ministry of Communications that reduced such rents by 10% in March 1998 and a further 25% in May 1998. The Company is currently in discussions with TNL and may negotiate further rent reductions in the future. The increase in 1997 was due to the expansion of the Company's network.

     Materials and services. Materials and services expense includes costs of materials and services received from third parties, principally interconnection charges paid to TNL and other telecommunications service providers and salaries paid to temporary workers. Materials and services expense increased by 36% in 1998 and by 169% in 1997. The increases over the three-year period principally reflected increases in the volumes of calls subject to interconnection charges payable to other cellular and fixed-line service providers, which was driven largely by increases in the number of subscribers.

     Leases and insurance. Lease and insurance payments, which primarily include fees paid to the fixed-line companies and third parties to rent land, infrastructure and buildings for use in the cellular network, decreased to R$1.6 million in 1998 from R$8.8 million in 1997 and R$4.5 million in 1996. Since a large proportion of the amounts recorded in this item in 1996 and 1997 were allocated cost (primarily of building rents), such amounts are not comparable to those recorded for this item in 1998, which represent actual costs. The increase in 1997 was due to an increased allocation of rental fees and infrastructure costs and reflected expansion of the Company's network.

     Personnel. Personnel expenses increased steadily during the period, rising from R$1.5 million in 1996 to R$2.0 million in 1997 to R$2.8 million in 1998. These increases were due principally to growth in the number of employees, which has increased as the business has grown. In addition, during 1998 the Company hired employees to perform certain functions previously performed by TNL on a contract basis.

     Cellular handset costs. The cost of acquiring cellular handsets, which the Company started selling to its subscribers in December 1998, was R$9.9 million in 1998.

     Fistel fees and other. Payments to the Fundo de Fiscalizacao das Telecomunicacoes ("Fistel") were R$1.0 million in 1996, R$11.6 million in 1997 and R$9.1 million in 1998. Fistel is a fund administered by Anatel. Telecommunications service providers operating in Brazil, including the Company, make contributions to Fistel based on, among other things, how many subscribers and radio base stations they have. The decrease in Fistel fees in 1998 was due to a reduction in the number of new subscribers. The increase in 1997 was due to the government assessing Fistel fees against telecommunications service providers. Prior to 1997 Fistel fees were assessed against subscribers.

     Operating expenses

     Selling expenses. Selling expenses increased by 20.8% in 1998 and by 122.3% in 1997. The increase over the three-year period resulted principally from increases in provisions for doubtful accounts charged to selling expenses, offset in part by a decrease in marketing costs caused by a reduction in marketing activity during the period of the privatization.

     Provisions for doubtful accounts charged to selling expenses increased 44.5% to R$38.0 million in 1998 from R$26.3 million in 1997, which was in turn a substantial increase from R$3.8 million in 1996. The increase in 1998 principally reflected growth in the Company's past due accounts receivable, which in turn reflected decreases in the average annual income of the Company's customers and the economic crisis experienced in Brazil in 1998. The decrease in the average annual income of telephone subscribers resulted primarily from dramatic reductions in the cost of obtaining telecommunications services, together with a determination by Anatel that Brazilian cellular service providers may not refuse to provide service to a prospective subscriber on the basis of income or other indicia of creditworthiness. The increase in 1997 was due to the growth of the Company's business and growth in the level of nonpayment by the Company's subscribers, some of whom were adversely affected by increased consumer interest rates and the economic crisis experienced by Brazil in 1997. The Company recently implemented a number of initiatives to improve the collection of overdue accounts receivable. See "Description of Business--Billing and Collection."

     The 1997 increase in selling expenses also reflects an increase in the amount of selling expenses allocated to the cellular divisions of the Predecessor Companies, principally relating to retail outlets shared with the fixed-line divisions of the Predecessor Companies.

     General and administrative expenses. General and administrative expenses decreased by 13.8% in 1998 and increased by 51.9% in 1997. Since costs recorded in this item in 1996 and 1997 were primarily allocated costs, such amounts are not directly comparable to those recorded for this item in 1998, which represent actual costs. The decrease in 1998 was due primarily to the Company's costs of administration being less than the portion of the Predecessor Companies' administration cost that was allocated to the Company for 1997. The increased allocation in 1997 reflected growth in the Company's business.

     Other net operating income. Other net operating income gives the net result of miscellaneous smaller income and expense items, such as provisions for contingencies (expense), fines and expenses recovered from customers on past-due accounts (income), reversals of bad debt expense (income), gains and losses on non-monetary items and employees profit sharing (expense). Other net operating income decreased to R$2.4 million in 1998 from R$3.8 million in 1997 and R$11.2 million in 1996. The decrease in 1997 principally reflected a decrease in fines received from delinquent customers due to a Government-mandated reduction from 10% to 2% in the maximum fine that the Company may charge its delinquent subscribers.

     Interest expense

     The Company had net interest expense of R$7.4 million in 1998, comprised of interest income of R$19.0 million and interest expenses of R$26.5 million, and allocated interest expense of R$3.3 million and R$5.2 million in 1997 and 1996, respectively. Allocated interest expense recorded by the Company in 1996 and 1997 is not directly comparable to actual interest income and expense recorded by the Company in 1998. See "--Effects of Changes in the Presentation of Financial Statements in 1998--Fully separate operations of the Subsidiaries" and
Note 2(b) to the Consolidated Financial Statements. The Company expects interest expense to increase somewhat in 1999 compared with 1998 due to a planned increase in borrowings to finance capital expenditures.

     Net nonoperating income

     The Company recorded R$1.4 million and R$0.3 million of net nonoperating expenses in 1998 and 1997, respectively, and did not record any nonoperating income or expense in 1996.

     Minority interests

     Minority interests reflect the participation of minority shareholders in the Subsidiaries in the net income or loss of such Subsidiaries, as the case may be. Minority interest in the Subsidiaries was R$34.0 million, R$59.4 million and R$28.1 million in 1996, 1997 and 1998. Minority interests in 1998, which represented 21.6% of income before minority interests, declined primarily as a result of the decrease in income. The level of minority ownership of the Subsidiaries did not vary during 1998. Minority interest in the net income of the Subsidiaries in 1997 and 1996 was 24.2% and 15.8%, respectively, of income before interest income, unallocated interest expense taxes and minority interests. The increase in 1997 in minority interest as a percentage of income before such interest principally reflected the capitalization by the Predecessor Companies (through the issuance of preferred shares) of resources collected from new customers to fund network expansion pursuant to the "auto-financing" system. Under the system of auto-financing, in order to obtain telephone service a prospective customer was required to purchase preferred shares of the telephone company from which service was solicited, and such preferred shares were issued at the first ordinary shareholders assembly following the year in which the customer had paid for them in full. As a consequence, minority interests tended to increase. The auto-financing system was discontinued in July 1997.

Liquidity and Capital Resources

     The Company's principal capital requirements are for capital expenditures and payments of dividends to shareholders. The Company made capital expenditures (including capitalized interest) of R$209.5 million, R$124.8 million and R$167.6 million in 1996, 1997 and 1998, respectively. These expenditures related primarily to increasing network capacity and coverage. See "Description of Business--Capital Expenditures." The Company generated cash from operations of R$211.6 million, R$237.8 million and R$214.3 million in 1996, 1997 and 1998, respectively.

     The Holding Company is required to distribute to its shareholders, either as dividends or as tax-deductible interest on net worth, 25% of its adjusted net income determined in accordance with Brazilian accounting principles, as adjusted in accordance with Brazilian corporate law including any realization of the net income reserve. The Holding Company is also required to pay a non-cumulative preferred dividend on its Preferred Shares in an amount equal to 6% of the share capital attributable to the Preferred Shares under Brazilian corporate law. The Subsidiaries are also subject to mandatory distribution requirements and are accordingly required to pay dividends to the minority shareholders as well as to the Holding Company. The Subsidiaries are also subject to mandatory distribution requirements and are accordingly required to pay dividends to the minority shareholders as well as to the Holding Company. The Holding Company has distributed a total of R$24.9 to shareholders in respect of 1998 income, R$4.1 million in the form of dividends and R$20.8 million in the form of interest on net worth. See Note 21 to the Consolidated Financial Statements.

     The Company had R$116.4 million of total indebtedness at December 31, 1998, R$96.4 million of which represented financing from suppliers for the purchase of equipment. Such indebtedness is guaranteed by Telebras. Of such indebtedness, R$27.1 million consisted of financing originally incurred by the Predecessor Companies and allocated to Telpe Celular and Telepisa Celular upon the Breakup of Telebras in 1998. Telpe Celular and Telepisa Celular are repaying this indebtedness to TNL, which received the rights to receive such repayment in connection with the Breakup. The credit agreements evidencing the indebtedness for equipment financing have not been legally assigned to the Company, and the Predecessor Companies remain the legal obligors under such agreements. The Company and the Predecessor Companies are currently seeking the approval of the lenders to legally assign the underlying debt to the Company. Interest and principal payments on the Company's indebtedness at December 31, 1998 due in 1999 and 2000 total R$56.5 million and R$24.0 million, respectively. The Company has no committed lines of credit or other credit commitments available to it.

     A total of approximately R$300 million in 1999 capital expenditures has been approved by the Company's Board of Directors. Management expects that approximately R$230 million of 1999 planned capital expenditures will be funded by internally generated cash and R$70 million by financings from one or more of Brazil's Banco Nacional de Desenvolvimento Economico e Social, equipment suppliers or the issuance of commercial paper. Most of the planned 1999 capital expenditures relate to expansion and digitalization of the Company's network, information technology and transmission equipment. At December 31, 1998 the Company had entered into contracts for a total of R$16.3 million in planned 1999 capital expenditures.

     Substantially all of the Company's start-up costs and initial investments were financed by cash flows from the fixed-line telecommunications operations of the Predecessor Companies. Accordingly, the Company's indebtedness does not reflect the amount of debt that would have been required to build the Company's network if the Company had operated on a stand-alone basis from the inception of the Predecessor Companies' cellular telecommunications operations.

     The Company is party to certain credit agreements that contain covenants that were breached as a result of the Breakup of Telebras and the privatization of the New Holding Companies. See "Defaults upon Senior Securities." The Company is currently in negotiations with the creditors in respect of these credit agreements.

     The Holding Company's principal assets are the shares of the Subsidiaries. The Holding Company relies almost exclusively on dividends from the Subsidiaries to meet its needs for cash, including for the payment of dividends to its shareholders. The Holding Company controls the payment of dividends by the Subsidiaries, subject to limitations under Brazilian law.

     The Company participates in a multi-employer defined benefit plan that covers the former employees of the Telebras System, and the Company is contingently liable for the unfunded obligations of the plan. See Note 20 to the Consolidated Financial Statements.

U.S. GAAP Reconciliation

     The Company prepares its consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The differences are described in Note 27 to the Consolidated Financial Statements. Net income for 1998 is R$99.5 million under U.S. GAAP, compared to R$102.1 million under Brazilian GAAP. Shareholders' equity at December 31, 1998 is R$376,715 million under U.S. GAAP compared to R$379,851 million under Brazilian GAAP.

     The differences between Brazilian GAAP and U.S. GAAP that have the most significant effects on net income and shareholders' equity are the treatment of capitalized interest and, in 1998, recognition of the costs of the employee stock compensation plan promoted by Telebras in relation to the employees of the Company. In addition, under Brazilian GAAP, loans and financing balances in default are not always classified as current liabilities, while under U.S. GAAP loans and financings in default or expected to be in default within a year of the balance sheet date are classified as current obligations unless creditors have provided the Company waivers for such defaults. Approximately R$49.7 million of the Company's outstanding debt at December 31, 1998 is in default as a result of the Breakup of Telebras. See "Defaults Upon Senior Securities."

Year 2000 Compliance

     Some computer programs use two digit rather than four to identify years, which can cause them to treat references to the year 2000 as references to the year 1900. Mistakes of this kind in Company computer programs running date-sensitive applications could cause miscalculations or lead to system failures that would disrupt the Company's operations, resulting in a temporary inability to process transactions, send invoices or engage in normal business activities. "Year 2000 compliance" refers to preparing a system to respond to problems of this nature upon the advent of the year 2000.

     At the beginning of 1997, the Predecessor Companies began to address the issue of year 2000 compliance, as required by Telebras. The Company has continued this process since the Breakup. A number of the Company's computer systems are provided by TNL pursuant to contracts that require that they be maintained by TNL. The Company is in the process of replacing most of its computer systems, including those provided by TNL, with computer systems that are year 2000 compliant. The Company's management expects that new billing and administration systems will be operational by September 1999 and October 1999, respectively, and that the remaining systems will be replaced by December 1999.

     TNL has likewise commenced a program to review its computer systems, including those used by the Company, and to identify and resolve any problems posed by the year 2000 issue. TNL has advised the Company that it has identified all items of software that might be affected by the year 2000 issue and is implementing appropriate solutions, and that its remediation program will be complete by June 1999. The Company has engaged the Central de Conversoes de Sistemas Ltda. (Potenza) to monitor TNL's implementation of its year 2000 program. The total cost of the Company's year 2000 program (excluding the cost of buying new computer systems) is expected to be R$140,000.

     The Company also has potential secondary exposure to year 2000 issues affecting third parties, including its customers and suppliers, if such third parties are not successful in achieving year 2000 compliance. As regards suppliers, the Company depends primarily on large multinational concerns for telecommunications equipment and computer software. The Company has formally contacted its major network infrastructure suppliers seeking their assurance that equipment supplied by them will not be affected by the year 2000 issue. The Company has received such an assurance from its principal equipment supplier, Ericsson.

     The Company has not determined its most probable worst case scenarios in relation to the year 2000 issue and has not formulated contingency plans in respect of such scenarios. There can be no assurance that the Company's future financial performance will not be materially adversely affected by a failure by the Company, the Predecessor Companies, or a third party upon whom the Company relies, to timely address the year 2000 issue.

     CVM Instruction 293/98, which was issued on October 30, 1998, requires all Brazilian publicly-held companies to have addressed the year 2000 issue by June 30, 1999. Unless a discretionary extension is granted by the CVM, failure to have addressed the year 2000 issue by the CVM's deadline could result in the imposition of fines of R$100 per day. The Company has not requested such an extension from the CVM.

Item 9A.  Quantitative and Qualitative Disclosures about Market Risk

     The Company is exposed to market risk from changes in both foreign currency exchange rates and interest rates. The Company is exposed to foreign exchange rate risk because certain of its costs are denominated in currencies (primarily the U.S. dollar) other than those in which it earns revenues (primarily the real). Similarly, the Company is subject to market risk deriving from changes in interest rates which may affect the cost of its financing. Prior to April 1999, the Company does not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. Since April 1999, the Company has hedged a portion of its foreign currency-denominated debt. The Company does not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     The Company has exchange rate exposure with respect to the U.S. dollar. Approximately 83.8% of the Company's R$116.4 million of indebtedness at December 31, 1998 was denominated in U.S. dollars. The potential immediate loss to the Company that would have resulted as of December 31, 1998 from a hypothetical instantaneous and unfavorable 10% change in foreign currency exchange rates would be approximately R$9.8 million. In addition, if such a change were to be sustained, the Company's cost of financing would increase in proportion to the change.

Interest Rate Risk

     At December 31, 1998, the Company had R$116.4 million in loans and financing outstanding, which bore interest at floating rates (primarily LIBOR-based). The Company invests its cash and cash equivalents (R$69.3 million at December 31, 1998) mainly in short-term instruments. The potential loss to the Company over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 1998 would be R$1.9 million. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., U.S. dollars). As a result, the Company's interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely. See Note 18 to the Consolidated Financial Statements.

Item 10.  Directors and Officers of Registrant

Board of Directors

     The Holding Company is administered by a Board of Directors (Conselho de Administracao) and a Board of Executive Officers (Diretoria), and overseen by an Audit Committee (Conselho Fiscal). The Board of Directors comprises three members serving for terms of three years. The Board of Directors holds a regular meeting once a month and holds special meetings when called by the Chairman or by two members of the Board.

     The following are the current members of the Board of Directors and their respective positions.

Name                                                                         Position          Date Elected
----                                                                         --------          ------------
Carmelo Furci............................................................    Chairman          April 28, 1999
Domenico Notizia.........................................................    Director          August 10, 1998
Elis Bontempelli.........................................................    Director          April 28, 1999

     Set forth below are brief biographical descriptions of the Directors.

     Carmelo Furci, 45 years old, has served as a member of the Board of Directors since April 1999. He served as a consultant to the Institute for the New Chile and VECTOR Center of Economic and Social Studies in Amsterdam, Holland and Chile (1978-82). He also served as a specialist in international relations at the American University of Rome (1984) and as the Coordinator of Enimont International Agencies in Italy and Belgium (1985-89), as well as manager of the department of Foreign Relations for Europe at the World Bank (1990-94), where he also served as Strategy Manager (1994-97) and as Vice-Director at the Chamber of Commerce of Milan (1997-98). He currently serves as president of Telecom Italia do Brasil (since June 1998), member of the Board of Directors of Bitel Participacoes S.A., Tele Centro Sul Participacoes S.A., Solpart, ETECSA, Teleacre S.A., Teleron S.A., Telems S.A., Telemat S.A., Telegoias S.A., Telebrasilia S.A., Telepar S.A., Telesc S.A., CTMR, Camara de Comercio Italo-Brasileira and Tele Celular Sul (all since 1999) and Tele Centro Sul
(1998). He holds a degree in sociology from the Universita degli Studi di Roma and a doctoral degree in economics from the London School of Economics and Political Science.

     Domenico Notizia, 48 years old, has served as a member of the Board of Directors since August 1998. He joined SIRTI S.A., a company owned by Telecom Italia (formerly STET - Societa Finanziaria Telefonica--per Azioni) in 1975. He has served as a director of Telecom Italia since 1996. He holds an electrical engineering degree from Frederico Seconto Politecnico di Napoli.

     Elis Bontempelli, 43 years old, has served as member of the Board of Directors since April 1999. From 1981-1985, he worked in the Lombardy Regional Headquarters of Telecom Italia Mobile in the Administrative and Budget Sectors. In 1985 he was transferred to the General Headquarters of Telecom Italia Mobile in Rome to work in the Planning and Product Control and Management Analysis areas. When SIP merged with Telecom Italia, he became Head of the Controlling and the Operating Management Departments of Telecom Italia. In 1997 he became Head of the International Area of Telecom Italia Mobile S.p.A. He holds a degree in engineering from the L. Galvani University - Milan, a Doctorate in Political Science from the School of Economics and Commerce in Milan and a MBA in finance from the American University - Washington.

Board of Executive Officers

     The Board of Executive Officers consists of one President, one Financial Executive Officer, one Administrative Executive Officer, one Operations Executive Officer, one Executive Officer for Business and one Technology Executive Officer, each of whom is elected by the Board of Directors for a term of three years. An Executive Officer may be removed from office at any time. The President must be chosen from among the members of the Board of Directors.

     The following are the current Executive Officers and their respective positions.

Name                                                    Position                               Date Appointed
----                                                    --------                               --------------
Manoel de Deus Alves.................................   President                              October 6, 1998
Mario Roberto Gomes..................................   Financial Executive Officer            June 15, 1999
Maria Lucia Motta de Aquino..........................   Administrative Executive Officer       June 15, 1999
Pier Carlo Sola......................................   Executive Officer of Operations        June 15, 1999
Renato Iucopilla.....................................   Technology Executive Officer           June 15, 1998
Capello de Iudicibus.................................   Executive Officer for Business         June 15, 1999

     Set forth below are brief biographical descriptions of the Executive Officers.

     Manoel de Deus Alves, 51 years old, has served as President of the Holding Company since October 1998. In addition to various positions at Campina Grande City Hall, Banco do Nordeste do Brasil, Telecomunicacoes de Campina Grande S.A.
- Telingra and Telecomunicacoes da Paraiba S.A. - Telpa ("Telpa"), he has served as President of Telpa since March 1991, Superintendent Director of Telasa Celular, Telpe Celular, Telpa Celular, Telern Celular, Teleceara Celular and Telepisa Celular since January 1998, Vice-President of the Holding Company and economist at Telebras since 1978. He served as Vice-President of the Holding Company from May to October 1998. He holds an economics degree from the Federal University of Paraiba.

     Mario Roberto Gomes, 46 years old, has served as Financial Executive Officer of the Holding Company since June 1999. He served as Financial Executive Officer and External Affairs of Minagas and Supergasbras (SHV Group), as well as Financial Executive Officer of Castrol Brasil Ltda. (Burmah Castrol Group), Superintendent of ABB Vetco Gray Brasil Ltda. (Asea-Brown Boveri) and Assistant to the President of CSN - Companhia Siderurgica Nacional. He has also served at Shell Brasil S.A., Arthur Andersen, Agem/Indaco (Texaco) and Mesbla. He holds an economics degree from the University of the State of Rio de Janeiro.

     Maria Lucia Motta de Aquino, 52 years old, has served as an Executive Officer of the Holding Company since October 1998, initially as Vice-President and, since June 1999, as Administrative Executive Officer. She served as Financial Manager of Borborema (Celb Power Plant) from 1972 to 1979 and as manager of the Control Department of Telecomunicacoes da Paraiba S.A. - Telpa from 1979 to 1981, where she also served as Manager of the Financial Department from 1991 to 1995 and as Manager of the Customer Relations Department from 1996 to 1998. Prior to serving as Vice-President of the Holding Company, she served as Head of the Support Department from February to October 1998. She holds an economics degree and a masters degree in business management, both from the Federal University of Paraiba, and a post-graduate diploma in marketing from the Getulio Vargas Foundation.

     Pier Carlo Sola, 47 years old, has served as Executive Officer of Operations of the Holding Company since June 1999. He served as manager of Organizational and Technologic Information Resources at Coop Liguria, Societa Cooperativa di Consumo in Italy (1976-84), as well as Support Director of O. Group - Italian Consulting in Organization and Systems (1985-89), General Manager of the INIS (International Information Services) joint venture for software services and development between Olivetti and the Sovietic Institute for the VNIINS software (1989-91), Systems Manager of Olivetti in Argentina (1991-94), Bank Automation and Services Manager of Olivetti do Brasil (1995-96) and Project, Engineering Solutions, Marketing and Bank Automation Manager of Olsy - Olivetti Solution Head Quarters in Italy (1997-98). He holds an electro-technical engineering degree from the Engineering College of Genova, Italy.

     Renato Iucopilla, 53 years old, has served as Technology Executive Officer of the Holding Company since June 1999. He served at SIRTI, a Telecom Italia Group company specialized in telephone network installation and engineering (1975-98). He also served as Regional Operational Manager for Northern Italy and General Operations Manager of Telecom Italia in Italy. He holds an electrical engineering degree and a post-graduate degree in telecommunications, both from the State University of Pisa, Italy.

     Catello de Iudicibus, 51 years old, has served as Executive Officer for Business of the Company since June 1999. He served at Telecom Italia as commercial technician, coordinator responsible for installation projects, sales and management of the TLC advanced system (1975-95), as well as commercial manager at Telecom Italia Mobile (1995-98). He holds an electrical engineering degree from the Engineering College of Naples, Italy.

Audit Committee

     The Audit Committee consists of three members, two members elected by the Common Shareholders and one member elected by the Preferred Shareholders.

     The following are the current members of the Audit Committee:

Name                                                                              Date Elected
----                                                                              ------------
Ricardo Jose Batista Oliveira.................................................... April 28, 1999
Paulo Diniz...................................................................... April 28, 1999
Jose Doroteu Fabro............................................................... April 28, 1999

Item 11.  Compensation of Directors and Officers

     For the year ended December 31, 1998, the aggregate amount of compensation paid by the Holding Company to all directors and executive officers of the Holding Company was approximately R$183 thousand. The Holding Company did not set aside or accrue any amount to provide pension, retirement or similar benefits for officers and directors of the Holding Company.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries

     None.

Item 13.  Interest of Management in Certain Transactions

     The Company has entered into a Technical Assistance Agreement with Telecom Italia Mobile S.p.A. pursuant to which it receives marketing and business development advice. The contract covers the eleven months starting January 1, 1999.

                                     PART II

Item 14.  Description of Securities to be Registered

     None.

                                    PART III

Item 15.  Defaults upon Senior Securities

     The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998, the privatization of the New Holding Companies on July 29, 1998 and the announced liquidation of Telebras, constituted events of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. The total amount of the Company's outstanding debt at December 31, 1998 which is currently in default is approximately R$49.7 million. The Company is currently in negotiations with the appropriate creditors with respect to this indebtedness. Although none of the Company's creditors have notified the Company that they intend to pursue their rights and remedies with respect to these defaults, there can be no assurance that the Company will be able to obtain waivers or that the creditors will not exercise their rights and remedies under the credit agreements.

Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

     None.

                                     PART IV

Item 17.  Financial Statements

     The Holding Company has responded to Item 18 in lieu of responding to this Item.

Item 18.  Financial Statements

     Reference is made to pages F-1 through F-46.

Item 19.  Financial Statements and Exhibits

     (a) The following Consolidated Financial Statements are filed as part of this Form 20-F:

          Independent auditors' report
          Consolidated statement of financial condition and consolidated balance sheet
          Consolidated statements of revenues and expenses and consolidated statement of income
          Consolidated statements of net interdivisional cash distribution (receipt) and statement of cash flow
          Consolidated statements of changes in divisional equity and in shareholders' equity
          Notes to the consolidated financial statements

     (b)  Exhibits

          Amendment to the Charter of the Holding Company* previously filed with the Holding Company's Registration Statement on September 18, 1998.

          Amendment to the Deposit Agreement** previously filed with the Holding Company's Registration Statement on September 18, 1998.

          There are omitted from the exhibits filed with or incorporated by reference into this Annual Report certain promissory notes and other instruments and agreements with respect to long-term debt of the Company, none of which authorizes securities in a total amount that exceeds 10% of the total assets of the Company. The Company hereby agrees to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.


-------------------------
* Incorporated by reference to the Holding Company's Form 6-K filed on May 12, 1998.

** Incorporated by reference to the exhibit filed with the Holding Company's Current Report on Form F-6 on October 29, 1998 (No. 333-9490).

                             INDEX OF DEFINED TERMS

                                                  Page
                                                  ----

AD .................................................5
ADRs...............................................19
ADSs...............................................19
American Depositary Shares.........................19
Anatel..............................................1
Anatel Decree......................................11
Annex IV Regulations...............................22
Annex V Regulations................................22
Band A..............................................8
Band A Service Provider.............................8
Band B..............................................8
Band B Service Provider.............................8
BCP.................................................8
Bitel...............................................2
Brazil.............................................ii
Brazilian Corporation Law..........................21
Brazilian GAAP.....................................ii
Brazilian Securities Law...........................21
Breakup.............................................2
Breakup of Telebras.................................2
CADE...............................................19
Cellular Region.....................................2
Center.............................................11
Central Bank.......................................15
Code...............................................26
COFINS.............................................36
Commercial Market..................................31
Common Shares......................................19
Company............................................ii
Concessions.........................................1
Consolidated Financial Statements..................ii
CPMF tax...........................................25
Custodian..........................................22
CVM................................................21
Deposit Agreements.................................20
Depositary.........................................20
dollars............................................ii
DSL1................................................5
DSL2................................................5
e&p................................................26
Embratel............................................2
Federal Government..................................1
Fenattel...........................................10
Fistel.............................................37
Fittel.............................................10
Fixed-Line Region...................................2
Floating Market....................................31
Floating Market Rate...............................31
GDP.................................................3
General Telecommunications Law......................1
IBGE................................................3
ICMS................................................7
IGP-DI.............................................14
IGP-M..............................................17
IMF................................................15
IOF tax............................................25
Minimum Law........................................12
New Holding Companies...............................2
non-Brazilian holder...............................23
non-U.S. holder....................................26
off-peak calls......................................5
PCS.................................................9
PIS................................................36
Predecessor Companies...............................1
Preferred Shares...................................19
R$ ................................................ii
reais..............................................ii
real...............................................ii
Real Plan..........................................14
Region..............................................1
Registered Capital.................................25
Registrant.........................................ii
Rio de Janeiro Stock Exchange......................20
Sao Paulo Stock Exchange...........................20
SENN...............................................20
Shareholders Agreement.............................19
Sistel.............................................10
Subsidiaries.......................................ii
Telasa Celular.....................................ii
Tele Nordeste Cellular.............................ii
Telebras............................................1
Telebras System.....................................1
Teleceara Celular..................................ii
Telecom Italia.....................................19
Telecommunications Regulations......................1
Telepisa Celular...................................ii
Telern Celular.....................................ii
Telpa..............................................43
Telpa Celular......................................ii
Telpe Celular......................................ii
TIM.................................................4
TJLP...............................................24
TNL.................................................2
U.S. dollars.......................................ii
U.S. GAAP..........................................27
U.S. holder........................................26
UGB.................................................2
UGB/Bitel...........................................2
US$................................................ii
VC1.................................................5
VC2.................................................5
VC3.................................................5

                               TECHNICAL GLOSSARY

     The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

     Access charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "interconnection charge."

     Access gates: The points of interface between the network equipment (either dedicated or switched) and the transmission media that connect network equipment to the end user. The quantity of service is directly related to the quantity of network access gates.

     AMPS (Advanced Mobile Phone Service): An analog cellular telecommunications service standard utilizing the 850 MHz band, in use in North America, parts of South America, Australia and various other areas.

     Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

     Analog network: A network using analog technology with circuit switching, capable of connecting one user with all the users, but with limited transmission capacity.

     ATM (Asynchronous Transfer Mode): A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

     Automatic international roaming: A service which permits a subscriber to use his or her cellular telephone on a foreign cellular service provider's network. The subscriber may receive calls made to the subscriber's regular cellular telephone number (such calls are "automatically" passed to the foreign service provider's network).

     Band A Service Provider: A former Telebras operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band A."

     Band B Service Provider: A cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band B."

     Broadband services: Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; high-speed fax; e-mail for moving images or mixed documents; broadband videotext; video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

     CATV (Cable television): Cable or fiber-based distribution of TV programs.

     CDMA (Code Division Multiple Access): A standard of digital cellular telecommunications technology.

     Cell: The geographic area covered by a single radio base station in a cellular telecommunications system.

     Cell splitting: The process of dividing cells into smaller coverage areas by reducing the power output and the antenna height of the radio base station transmitter. Cell splitting increases capacity in a particular area by allowing for the further reuse of frequencies by a cellular telecommunications system.

     Cellular service: A mobile telecommunications service provided by means of a network of interconnected low-powered radio base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

     Channel: One of a number of discrete frequency ranges utilized by a radio base station.

     Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

     Digital penetration: The substitution of equipment capable of transmitting digital signals for equipment limited to analog transmission.

     Exchange: See Switch.

     Frame relay: A data transmission service using fast protocols based on direct use of transmission lines.

     Interconnection charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "access charge."

     Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

     ISDN (Integrated Services Digital Network): A system in which several services (e.g., speech and data) may be simultaneously transmitted end-to-end in digital form.

     Leased high-speed data communication: The digital exchange of information at speeds exceeding 64 kbps transmitted through mediums that are leased to users for their exclusive use.

     Local loop: The system used to connect the subscriber to the nearest switch. It generally consists of a pair of copper wires, but may also employ fiber-optic circuits, microwave links or other technologies.

     Manual international roaming: A service that permits a subscriber to use his or her cellular telephone on a foreign cellular service provider's network. The subscriber may only receive calls made to a temporary number issued to the subscriber by the foreign service provider for use while roaming.

     Microcells: A small cell covered by a low-power radio base station. Microcells can cover small areas such as a single building.

     Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

     Optical fiber: A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

     Packet-switched data communication services: Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

     PBX (Private Branch Exchange): Telephone switchboard for private use, but linked to the national telephone network.

     Penetration: The measurement of the take-up of services. At any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

     Private leased circuits: Voice, data or image transmission mediums leased to users for their exclusive use.

     PSTN (Public Switched Telephone Network): The public telephone network that delivers basic telephone service and, in certain circumstances, more advanced services.

     Radio basestation: A radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each radio base station in turn is interconnected with other radio base stations and with the public switched telephone network.

     Repeaters: A device that amplifies an input signal for retransmission.

     Roaming: A function that enables subscribers to use their cellular telephone on networks of service providers other than the one with which they signed their initial contract.

     Satellite services: Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

     SDH (Synchronous Digital Hierarchy): A hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

     Sectorization: The process of dividing cells into sectors by using directional antennae at the radio base station. Sectorization reduces co-channel interference which permits smaller cells and increases network capacity.

     Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

     TDMA (Time Division Multiple Access): A standard of digital cellular telecommunications technology.

     Universal service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

     Value Added Services: Value Added Services provide additional functionality to the basic transmission services offered by a telecommunications network.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Holding Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


                                        BY:  /s/ Manoel de Deus Alves
                                             ----------------------------------
                                             Name:    Manoel de Deus Alves
                                             Title:   President


                                        BY:  /s/ Mario Roberto Gomes
                                             ----------------------------------
                                             Name:   Mario Roberto Gomes
                                             Title:  Financial Executive Officer


Dated:   June 30, 1999

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

                        CONSOLIDATED FINANCIAL STATEMENTS

              For the years ended December 31, 1996, 1997 and 1998

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

                        CONSOLIDATED FINANCIAL STATEMENTS

              For the years ended December 31, 1996, 1997 and 1998

                                    CONTENTS

Independent auditors' report..........................................................................F-3

Consolidated statement of financial condition and consolidated balance sheet..........................F-4

Consolidated statements of revenues and expenses and consolidated statement of income ................F-5

Consolidated statements of net interdivisional cash distribution (receipt) and statement of cash flow................................................................................F-6

Consolidated statements of changes in divisional equity and in shareholders' equity...................F-7

Notes to the consolidated financial statements...........................................F-8 through F-46

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Tele Nordeste Celular Participacoes S.A.
Recife, Pernambuco


     We have audited the accompanying consolidated statement of financial condition and consolidated balance sheet of Tele Nordeste Celular Participacoes S.A. as of December 31, 1997 and 1998 respectively, the related consolidated statements of revenues and expenses, net interdivisional cash distribution (receipt) and changes in divisional equity for each of the two years ended December 31, 1996 and 1997, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the year ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Brazil, which do not differ in any material respects from generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tele Nordeste Celular Participacoes S.A. as of December 31, 1997 and 1998, its revenues and expenses and net interdivisional cash distribution (receipt) for each of the two years ended December 31, 1996 and 1997, and its results of operations and cash flows for the year ended December 31, 1998, in conformity with accounting principles generally accepted in Brazil, including recognition of the effects of changes in the purchasing power of the Brazilian currency during 1996 and 1997, as discussed in Note 2.

     Generally accepted accounting principles in Brazil vary in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected revenues and expenses for each of the two years ended December 31, 1996 and 1997, results of operations for the year ended December 31, 1998 and divisional equity as of December 31, 1996 and 1997, and shareholders' equity as of December 31, 1998 to the extent summarized in Note 27 of the consolidated financial statements.

February 19, 1999
Recife, Pernambuco


KPMG Auditores Independentes

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                               (See notes 1 and 2)
    CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 1997 AND
               CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1998

               (In thousands of Brazilian Reais -R$ (see note 2))

                                                         December 31
                                                    -------------------
                                                      1997        1998
                                             Note      R$          R$
                                             ----   -------     -------
Current assets:
    Cash and cash equivalents                10      18,166      69,267
    Accounts receivable:
      Trade, net                             11      75,447      98,647
      Receivable from related parties        22       2,815           -
    Deferred and recoverable taxes           12       1,039       9,767
    Other assets                             13         626      21,183

                                                    -------     -------
    Total current assets                             98,093     198,864
                                                    -------     -------

Noncurrent assets:
    Other assets                             13           -       1,652

                                                    -------     -------
    Total noncurrent assets                               -       1,652
                                                    -------     -------

Permanent assets:
    Property, plant and equipment, net       14     430,834     546,167
                                                    -------     -------
    Total permanent assets                          430,834     546,167
                                                    -------     -------

Total assets                                        528,927     746,683
                                                    =======     =======


Current liabilities:
    Payroll and related accruals             15         584       1,795
    Accounts payable and accrued expenses            16,628      66,853
    Payable to related parties               22       1,009           -
    Income taxes                              8       1,435       4,347
    Taxes other than income taxes            16       3,424      24,612
    Proposed dividends                       17           -      32,592
    Loans and financing
      Payable to Telebras                    18      26,616           -
      Other financing                        18      13,848      56,463
    Provisions for contingencies             19          30          60
                                                    -------     -------
    Total current liabilities                        63,574     186,722
                                                    -------     -------

Noncurrent liabilities:
    Deferred income taxes                     8      15,776      14,654
    Loans and financing
      Payable to Telebras                    18      20,272           -
      Other financing                        18      60,249      59,957
    Provisions for contingencies             19           -          71
                                                    -------     -------
    Total noncurrent liabilities                     96,297      74,682
                                                    -------     -------

Minority interests                                   85,013     105,428
                                                    -------     -------

Shareholders' equity
    Share capital                            21                 108,943
    Income reserves                          21                 202,846
    Retained earnings                        21                  68,062

                                                                -------
    Total Shareholders' equity                                  379,851
                                                                -------

                                                    -------
Divisional equity                                   284,043
                                                    -------

Total liabilities and divisional equity             528,927
                                                    =======

Total liabilities and shareholders' equity                      746,683
                                                                ========

       See the accompanying notes to the consolidated financial statements

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                               (See notes 1 and 2)
                       CONSOLIDATED REVENUES AND EXPENSES
              (FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997) AND
    CONSOLIDATED STATEMENTS OF INCOME (FOR THE YEAR ENDED DECEMBER 31, 1998)

               (In thousands of Brazilian Reais -R$ (see note 2))

                                                                     -----------------------------------------------------
                                                                          1996             1997               1998
                                                            Note           R$               R$                 R$
                                                           --------  ---------------  ---------------   ------------------

Net operating revenue
     Services provided to third parties                       4             307,187          404,441              469,664
     Services provided to Telebras operating companies
        through the date of change of control               4,22             42,283           91,661                    -
                                                                     ---------------  ---------------   ------------------
     Total net operating revenues                                           349,470          496,102              469,664

Cost of services
     Provided by third parties                                5             (22,898)         (53,492)            (198,780)
     Provided by Telebras operating companies
        through the date of change of control               5,22            (70,845)        (112,742)                   -
                                                                     ---------------  ---------------   ------------------
     Total cost of services                                                 (93,743)        (166,234)            (198,780)

                                                                     ---------------  ---------------   ------------------
Gross profit                                                                255,727          329,868              270,884

Operating expenses:
     Selling expense                                                        (21,266)         (47,268)             (57,090)
     General and administrative expense                                     (24,773)         (37,627)             (32,431)
     Other net operating income                               6              11,204            3,817                2,426

                                                                     ---------------  ---------------   ------------------
Operating income before interest                                            220,892          248,790              183,789

     Allocated interest expense                                              (5,193)          (3,343)

                                                                     ---------------  ---------------
Operating income before interest income
     and unallocated interest expense                                       215,699          245,447

     Net interest expense                                     7                                                    (7,425)

                                                                                                        ------------------
Operating income                                                                                                  176,364

Net nonoperating expense                                                          -             (334)              (1,406)

                                                                     ---------------  ---------------   ------------------
Income before interest income, unallocated interest expense,
     taxes and minority interests                                           215,699          245,113

Income before taxes                                                                                               174,958

Minority interests before interest income, unallocated interest
     expense and taxes                                                      (34,004)         (59,410)

                                                                     ---------------  ---------------
Income before interest income, unallocated interest expense,
     and taxes                                                              181,695          185,703
                                                                     ===============  ===============
Income and social contribution taxes                          8                                                   (44,772)

                                                                                                        ------------------
Income before minority interests                                                                                  130,186

Minority interests                                                                                                 (28,063)

                                                                                                        ==================
Net income                                                                                                        102,123
                                                                                                        ==================
Shares outstanding at the balance sheet date (thousands)                                                      334,399,028
                                                                                                        ==================

Earnings per lot of twenty thousand shares outstanding at
     the balance sheet date (Brazilian Reais/US Dollars)    3(o)                                                     6.11
                                                                                                        ==================


      See the accompanying notes to the consolidated financial statements.

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                               (See notes 1 and 2)
     CONSOLIDATED STATEMENTS OF INTERDIVISIONAL CASH DISTRIBUTION (RECEIPT)
                (FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997)
            AND OF CASH FLOWS (FOR THE YEAR ENDED DECEMBER 31, 1998)

               (In thousands of Brazilian Reais -R$ (see note 2))

                                                                  ---------------------------------------------------------
                                                                        1996               1997                1998
                                                                         R$                 R$                  R$
                                                                  -----------------  -----------------   ------------------

Operating activities:
   Income before interest income, unallocated interest expense,
    and taxes                                                              181,695            185,703
   Net income                                                                                                      102,123
    provided by operating activities:
    Adjustments to reconcile income before interest income,
     unallocated interest expense and taxes and net income
     to cash provided by operating activities:
     Depreciation                                                           19,414             37,104               49,411
     Minority interests before interest income, unallocated interest
      expense and taxes                                                     34,004             59,409
     Minority interests                                                                                             28,063
     Foreign exchange losses                                                 8,439              6,661               13,240
     Provision for losses on trade accounts receivable                       3,788             26,290               38,028
     Fiscal incentive investment credits                                         -                  -                  149
     (Increase) decrease in accounts receivable                            (29,224)           (54,022)             (58,413)
     (Increase) in recoverable taxes                                          (409)              (504)              (6,937)
     (Increase) decrease in other current assets                              (167)                88              (20,557)
     (Increase) decrease in other noncurrent assets                              -                  -               (1,652)
     Increase (decrease) in payroll and related accruals                       338               (366)               1,211
     Increase (decrease) in accounts payable and accrued expenses          (18,274)            (6,814)              49,216
     Increase (decrease) in taxes other than income taxes                    8,742            (11,281)              17,512
     Increase (decrease) in other current liabilities                         (129)                 -                    -
     Increase (decrease) in accrued interest                                 3,421             (4,492)               2,835
     Increase (decrease) in provisions for contingencies                        (1)                19                  101
     Increase (decrease) in other noncurrent liabilities                         -                  -                  (47)
                                                                  =================  =================   ==================
                                                                           211,637            237,795              214,282
                                                                  =================  =================   ==================
Investing activities:
   Additions to fixed assets                                              (205,288)          (123,442)            (156,383)
   Capitalized interest                                                     (4,249)            (1,397)             (11,260)
   Proceeds from asset disposals                                             3,113              4,574                2,899
                                                                  =================  =================   ==================
                                                                          (206,424)          (120,265)            (164,744)
                                                                  =================  =================   ==================
Financing activities:
   Loans repaid                                                            (59,377)           (65,487)             (27,578)
   Loans allocated on the split-up of Telebras                                   -                  -               27,141
   New loans obtained                                                      103,885             66,227                    -
                                                                  =================  =================   ==================
                                                                            44,508                740                 (437)
                                                                  =================  =================   ==================
Increase (decrease) in cash and cash equivalents                            49,721            118,270               49,101

Cash allocated on the split-up of Telebras                                       -                  -                2,000

Cash and cash equivalents at beginning of year                                   -                  -               18,166

                                                                                                         ==================
Cash and cash equivalents at end of year                                         -            (18,166)              69,267
                                                                                                         ==================
                                                                  =================  =================
Net interdivisional cash distribution                                       49,721            100,104
                                                                  =================  =================


      See the accompanying notes to the consolidated financial statements.

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                               (See notes 1 and 2)
             CONSOLIDATED STATEMENTS OF CHANGES IN DIVISIONAL EQUITY
                (FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997)
         AND SHAREHOLDERS' EQUITY (FOR THE YEAR ENDED DECEMBER 31, 1998)


               (In thousands of Brazilian Reais -R$ (see note 2))

                                                                               Income reserves
                                                              ---------------------------------------------------
                                                                                  Unrealized
                                                     Share     Legal   Statutory   income       Retained
                                                    capital   reserve   reserve    reserve      earnings           Total
                                                    -------  --------  ---------- ----------   ----------     --------------
Balances at December 31, 1995                             -         -           -          -            -             58,974

Income before interest income, unallocated
  interest expense and taxes                              -         -           -          -            -            181,695
Net interdivisional cash distribution                     -         -           -          -            -            (49,721)
Deferred tax on full indexation                           -         -           -          -            -             (8,614)
Capitalized interest                                      -         -           -          -            -              1,990
Minority interest effects other than on income            -         -           -          -            -              7,168
                                                    -------  --------  ---------- ----------  -----------     --------------
Balances at December 31, 1996                             -         -           -          -            -            191,492

Income before interest income, unallocated
  interest expense and taxes                              -         -           -          -            -             185,703
Net interdivisional cash distribution                     -         -           -          -            -            (100,104)
Deferred tax on full indexation                           -         -           -          -            -              (8,597)
Capitalized interest                                      -         -           -          -            -               1,531
Minority interest effects other than on income            -         -           -          -            -              14,018
                                                    -------  --------  ---------- ----------  -----------     ---------------
Balances at December 31, 1997                             -         -           -          -            -             284,043

Additional net assets received on the breakup
  of Telebras                                             -         -           -          -            -              22,156
Spin-off from Telebras (Note 2a)                    108,943     6,126           -    104,315       86,815                   -
Consolidation adjustment:
   Fiscal incentives                                      -         -           -          -          149                 149
Result for the year                                       -         -           -          -      102,123             102,123
Transfer to reserves                                      -     5,251      87,154          -      (92,405)                  -
Dividends                                                 -         -           -          -      (28,620)            (28,620)
                                                    =======  ========  ========== ==========  ===========          ==========
Balances at December 31, 1998                       108,943    11,377      87,154    104,315       68,062             379,851
                                                    =======  ========  ========== ==========  ===========          ==========


             See the accompanying notes to the financial statements.

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

       (Amounts expressed in thousands of Brazilian Reais (see note 2(c))



1.   Operations and background

     Beginning in 1995, the federal government of Brazil ("the Federal Government") undertook a comprehensive reform of the Brazilian regulation of the telecommunications industry. In July 1995 the Federal Congress adopted a General Telecommunications Law providing for the privatization of Telecomunicacoes Brasileiras S.A. ("Telebras") which, through its 28 operating subsidiaries was the primary supplier of public telecommunications services in Brazil.

     As part of the privatization of the Telebras system, the operating companies were divided into twelve separate groups, (a) three regional fixed line groups, (b) eight regional cellular operators and (c) one national long-distance operator. The cellular telecommunications businesses were separated from the operating subsidiaries. Subsequently the fixed line businesses, the new cellular businesses and the long-distance operator were combined into the twelve separate groups (the "New Holding Companies"). Both the separation of the cellular businesses and the subsequent grouping of the former Telebras subsidiaries were performed using a procedure under Brazilian corporate law called cisao or "spin-off". As part of this process Tele Nordeste Celular Participacoes S.A. ("Tele Nordeste Celular" or the "Holding Company") was formed.

     Tele Nordeste Celular Participacoes S.A. was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telebras, including 78.5%, 79.3%, 75.4%, 77.1%, 77.6% and 71.5% of the share capital of Telepisa
Celular S.A., Teleceara Celular S.A., Telern Celular S.A., Telpe Celular S.A., Telasa Celular S.A. and Telpa Celular S.A., (the "Subsidiaries") respectively. Until August 4, 1998, the Company was controlled by the Federal Government. On July 29, 1998, the Federal Government sold to twelve buyers (the "New Controlling Shareholders") its rights to receive shares of the twelve New Holding Companies upon the distribution of such shares. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, effective August 4, 1998 the New Controlling Shareholders control the New Holding Companies.

     The Subsidiaries were formed on January 5, 1998 and subsequently received on January 30, 1998 from Telecomunicacoes do Piaui S.A. ("Telepisa"), Telecomunicacoes do Ceara S.A. ("Teleceara"), Telecomunicacoes do Rio Grande do Norte S.A. ("Telern"), Telecomunicacoes de Pernambuco S.A. ("Telpe"), Telecomunicacoes de Alagoas S.A. ("Telasa") and Telecomunicacoes da Paraiba S.A. ("Telpa") the assets and liabilities comprising their respective cellular telecommunications business.

     Tele Nordeste Celular Participacoes S.A. and the Subsidiaries (collectively, the "Company") are the primary suppliers of cellular telecommunications services in the states of Piaui, Ceara , Rio Grande do Norte, Pernambuco, Alagoas and Paraiba under the terms of concessions granted by the Federal Government on November 4, 1997 (the "Concessions"). The Concessions will expire as follows:

          Company                                     Expire date

          Telepisa Celular S.A....................    March 27, 2009
          Teleceara   Celular S.A.................    November 28, 2008
          Telern Celular S.A......................    December 31, 2008
          Telpa Celular S.A.......................    December 31,2008
          Telpe Celular S.A.......................    May 15, 2009
          Telasa Celular S.A......................    December 15, 2008

     The Concessions may be renewed at the discretion of Anatel (as defined below) for a further term of 15 years. Through their predecessors Telepisa, Teleceara, Telern, Telpe, Telasa and Telpa, the Subsidiaries began providing cellular telecommunications services in the states of Piaui, Ceara, Rio Grande do Norte, Pernambuco, Alagoas and Paraiba between November 1993 and March 1994.

     The Subsidiaries' businesses, including the service they may provide and the rates they charge are regulated by Agencia Nacional de Telecomunicacoess ("Anatel"), the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997 and the related regulations, decrees, orders and plans.

     In December 1998, the Company started selling cellular phones in connection with its cellular telecommunications service, both directly and through its dealer network.

2.   Presentation of the financial statements

     Although the Company was only formed on May 22, 1998, the consolidated financial statements for the year ended December 31, 1998 present the results of operations and the cash flows of the business for a full year (see paragraph (a) below). The consolidated financial statements for the years ended December 31, 1996 and 1997 present only those revenues and expenses and net interdivisional cash distributions (receipts) of the cellular telephone business which could be separately identified from the fixed line business of the companies of which they formed part (see paragraph (b) below).

a.        Years ended December 31, 1996 and 1997

     For the years ended December 31, 1996 and 1997 consolidated statements of the financial condition and revenues and expenses of the combined cellular telephone businesses of Telepisa, Teleceara , Telern, Telpe, Telasa and Telpa have been presented. The portion of the consolidated equity and income before interest income, unallocated interest expense and taxes of the Company attributable to shareholders of the Company other than Telebras at December 31, 1997 and for each of the two years ended December 31, 1996 and 1997 is reflected as "minority interests" in the consolidated financial statements.

     The formation of the Holding Company and Telepisa Celular S.A., Teleceara Celular S.A., Telern Celular S.A., Telpe Celular S.A., Telasa Celular S.A. and Telpa Celular S.A. was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telephone businesses of Telepisa, Teleceara, Telern, Telpe, Telasa and Telpa were transferred to Telepisa Celular S.A., Teleceara Celular S.A., Telern Celular S.A., Telpe Celular S.A., Telasa Celular S.A. and Telpa Celular S.A., respectively, at their indexed historical cost. The revenues and expenses associated with such assets and liabilities were allocated to the Company. Separate records of revenues and cost of services of the cellular telecommunications business of the Company were maintained historically. Accordingly, actual amounts were allocated for the periods up to December 31, 1997 included herein. The consolidated financial statements of revenues and expenses and net interdivisional cash distribution (receipt) have been prepared to include the historical activity related to the assets and liabilities transferred. These are not necessarily indicative of what would have been the financial condition and revenues and expenses of the Company as of December 31, 1997, and for the two year period ended December 31, 1997 had the cellular telecommunication businesses of Telepisa, Teleceara, Telern, Telpe, Telasa and Telpa been separate legal entities during such periods.

     With respect to costs (other than costs of services), the methodologies employed in transferring the assets and liabilities included the specific identification of costs associated with those assets and liabilities, and the allocation of costs where specific identification was not possible.

     Allocations were made using criteria established by management that were designed to ensure that all relevant costs were appropriately included in the results of operations for the periods presented. Those allocation criteria included: square footage (in relation to land and building related expenses), number of terminals (in relation to general management, accounting, data processing, legal department and other general staff functions), number of employees (in relation to the human resource department), number of requisitions issued (in relation to office material costs) and miles driven (in relation to certain transport costs). Management believes that the amounts included in the consolidated statements of revenues and expenses fairly reflect the income before interest income and unallocated interest expense and taxes of the business.

     Prior to December 31, 1997, cash and certain non-specific debt could not be segregated from Telepisa, Teleceara, Telern, Telpe, Telasa and Telpa. Accordingly, these amounts have not been included in the consolidated financial statements up to December 31, 1997. Additionally, interest income and unallocated interest expense relating to the cellular telecommunications business could not be identified. Consequently, income tax expenses and related liabilities do not appear in the consolidated financial statements up to December 31, 1997.

b.        Year ended December 31, 1998

     The consolidated statement of income for year ended December 31, 1998 reflects the operations of each of the Subsidiaries for the full year 1998 and the operations of the Holding Company for the period from February 28, 1998, the effective date of its establishment in the Breakup of Telebras, to December 31, 1998.

     The consolidated balance sheet presents the consolidated balance sheets of the Subsidiaries and of the holding company, Tele Nordeste Celular Participacoes S.A, as of December 31, 1998.

     Tele Nordeste Celular Participacoes S.A. was formed when the shareholders of Telebras approved Telebras' division into the New Holding Companies using a procedure under Brazilian corporate law called a "cisao" or spin-off, whereby existing shareholders received shares in the New Holding Companies in proportion to their holdings in Telebras. The New Holding Companies contained the assets and liabilities previously recorded in the accounts of Telebras except for those allocated to a newly independent research foundation and those retained by Telebras for retroactive dividends and liquidation and other expenses.

     In addition to approving the allocation of assets and liabilities to the New Holding Companies at the May 22, 1998 meeting, the shareholders also approved a specific structure for the shareholders' equity of each New Holding Company, which included an allocation of a portion of the retained earnings of Telebras. Consequently, the amounts of the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities for the formation of Tele Nordeste Celular Participacoes S.A. were established. After Telebras retained within its own shareholders' equity sufficient retained earnings from which to pay dividends on its 1997 earnings and in settlement of dividends as a result of settlement of the 1990 disputed share increase, Telebras allocated to each New Holding Company the balance of its retained earnings in proportion to the allocated total net assets. This value of allocated retained earnings does not represent the historical retained earnings of the holding companies. The assets which were spun-off from Telebras, in addition to its investment in the operating subsidiaries, resulted in an increase of R$22,156 in relation to the Company's historical divisional equity. This increase has been included in the consolidated statement of changes in shareholders' equity for the year ended December 31, 1998.

     Brazilian corporate and tax law allows state controlled companies that are participating in the government's privatization program a three month delay between the accounting base date for a spin-off and the date on which the shareholders' meeting approves the spin-off, including the related accounting basis for the net assets spun off. Furthermore, as allowed by Brazilian corporate law, the accounting value of the New Holding Company's investment in subsidiaries was determined based on the balance sheets of those subsidiaries as of December 31, 1997. As a result, the consolidated financial statements of the Holding Company include the results of operations and changes in balance sheet amounts of the subsidiaries from January 1, 1998 and the effects of the cash and other assets (principally intercompany receivables) allocated from Telebras from March 1, 1998.

Of the Company's two classes of classes of capital stock outstanding, only the Common Shares have full voting rights. In June 1998, the UGB/Bitel consortium acquired 51.8% of the Common Shares. On December 15, 1998, UGB exercised a put option under the Shareholders Agreement entered into by UGB and Bitel on July 24, 1998 pursuant to which it had the right to sell its entire shareholding in the Company to Bitel, subject to the approval of Anatel and the FTC.

     At December 31, 1997 and 1998, minority shareholders owned 21.5%, 20.7%, 24.6%, 22.9%, 22.4% and 28.5% of the share capital of Telepisa, Teleceara, Telern, Telpe, Telasa and Telpa, respectively.

c.        Indexation of the financial statements

     The consolidated financial statements for accounting periods up to December 31, 1997 were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency during the periods presented. Subsequent consolidated financial statements continue to reflect the effects of indexation adjustments recorded in 1997 and prior mainly in relation to the charge for depreciation and amortization of property, plant and equipment.

     The principal criteria for indexation were as follows:

     i. Inflation restatement index

     The financial statements through December 31, 1997 were indexed and expressed in currency of constant purchasing power of December 31, 1997 by using the monthly average values of the Unidade Fiscal de Referencia (the Tax Reference Unit or "UFIR") through December 31, 1995 and the Indice Geral de Precos - Mercado (the General Prices Index - Market or the "IGP-M") index of the Fundacao Getulio Vargas in 1996 and 1997 following the cessation of the widespread use of the UFIR, that resulted from the change in Brazil's corporate law. Inflation for the three-year period ended December 31, 1998, as measured by the IGP-M, was as follows.

                                                                  Annual
     Period                                                      Inflation %
     ------                                                      -----------
     Year ended December 31, 1996 .............................         9.2
     Year ended December 31, 1997 .............................         7.7
     Year ended December 31, 1998 (indexation not applied) ....         1.8

     Management believe that these indices are appropriate indications of general price level inflation to be used under Brazilian and US GAAP, for the years indicated.

     In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31, 1997. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare financial statements. However, management believe that it is no longer appropriate to use full indexation in view of the minimal levels of inflation experienced in Brazil in 1998 and accordingly, beginning January 1, 1998, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 became the new basis for accounting, and statement of revenue and expense items were no longer restated for inflation. A reconciliation between net income and shareholders' equity as reported under Brazilian Corporate Law and the accompanying financial statements is presented in note 2(g).

     ii. Consolidated statements of revenues and expenses

     In 1997 and prior years, items in the statements of revenues and expenses were adjusted by:

o allocating inflationary holding gains or losses on interest bearing monetary assets and liabilities to their corresponding interest income and expense captions;

o allocating inflationary holding gains and losses from other monetary items to their corresponding income or expense captions. Amounts without a corresponding income or expense caption were allocated to "Other net operating income".

     iii. Depreciation and amortization

     Depreciation and amortization is based on the restated balances of cost. In 1998 other income statement items have not been restated for the effects of current or past inflation.

     iv. Deferred income tax effects of indexation adjustments in 1996 and 1997

     As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law and most fiscal purposes as from January 1, 1996, the indexation of assets and liabilities for financial reporting purposes, used for accounting periods up to December 31, 1997 is not permitted for tax purposes. Accordingly, a deferred tax liability arises for the excess of net assets shown for financial reporting purposes over the tax basis of these net assets. The charge relating to the additional deferred tax liability of R$8.614 and R$8.597 in 1996 and 1997, respectively, was recorded directly against divisional equity. Amortization of the deferred tax liability occurs in proportion to the depreciation of the underlying fixed asset values and is recorded as a reduction of income tax expense.

d.        Divisional equity

     As discussed in Note 1, the Subsidiaries were formed as a result of the specific identification and spin-off of assets, liabilities and revenues and expenses composing the cellular telecommunication businesses of Telepisa, Teleceara, Telern, Telpe, Telasa and Telpa. Since Tele Nordeste Celular Participacoes S.A. did not exist prior to January 1, 1998 no individual capital structure was maintained. Consequently, the net assets of the Subsidiaries have been described as "divisional equity" in the consolidated financial statements for the accounting periods up to December 31, 1997.

e. Consolidated statements of cash flows and net interdivisional cash distribution (receipt)

     Because it was not possible to segregate the cash balances for the cellular telecommunication businesses prior to December 31, 1997 a traditional statement of cash flows was not prepared for the periods up to that date. In lieu of detailing the beginning and ending cash and cash equivalent balances, and the net change in cash and cash equivalents between years, the net cash transferred to/from the fixed line telecommunication businesses of Telepisa, Teleceara, Telern, Telpe, Telasa and Telpa has been presented as "Net interdivisional cash distribution (receipt)" in combined statements of net interdivisional cash distribution (receipt).

     At December 31, 1997 cash and cash equivalents of R$18,166 were allocated from Telepisa, Teleceara, Telern, Telpe, Telasa and Telpa to the Subsidiaries to meet future estimated working capital requirements. For the year ended December 31, 1998 a full cash flow statement has been presented commencing with this opening cash balance.

f.        Principles of consolidation

     These consolidated financial statements include the financial records of the Holding Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

g.        Previously published financial information

     The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of Telepisa Celular, Teleceara Celular, Telern Celular, Telpe Celular, Telasa Celular, Telpa Celular for the year ended December 31, 1998, and of Telepisa, Teleceara, Telern, Telpe, Telasa and Telpa for accounting periods up to December 31, 1997, from which the financial information was extracted, with certain exceptions, described below.

     The amounts included in the consolidated financial statements for the year ended December 31, 1997, and previously, were prepared on a fully indexed basis. Inflation fell to negligible levels in 1998, and hence indexation was no longer considered appropriate. Brazilian Corporate Law did not require the use of monetary correction for accounting periods after December 31, 1995. This gives rise to a different basis for fixed assets presented herein in comparison to that previously published in accordance with the Corporate Law.

Reconciliation of 1998 net income previously published in accordance with Brazilian Corporate Law to 1998 net income as reported herein:

                                                                                                R$000
Net income in accordance with Brazilian Corporate Law...................................       104,035
Additional depreciation charge due to the indexation of
    non-monetary assets up to December 31, 1997.........................................        (4,657)
Effect on deferred taxation of the above adjustment.....................................         1,537
Minority interest in the above adjustments..............................................         1,208
                                                                                               -------
Net income as reported herein...........................................................       102,123
                                                                                               =======

Reconciliation of 1998 shareholders' equity previously published in accordance with Brazilian Corporate Law to 1998 shareholders' equity as reported herein:

                                                                                                R$000
Shareholders' equity in accordance with Brazilian Corporate Law.........................       354,552
Addition to property, plant and equipment, net due to the
    indexation of non-monetary assets up to December 31, 1997...........................        48,268
Effect on deferred taxation of the above adjustment.....................................       (15,929)
Minority interest share in the above adjustments........................................        (7,041)
                                                                                               -------
Shareholders' equity as reported herein.................................................       379,851
                                                                                               =======

3.   Summary of the principal accounting practices

a.        Cash and cash equivalents

     Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less. Any transfers of cash and cash equivalents to December 31, 1997 have been recorded through divisional equity.

b.        Trade accounts receivable

     Accounts receivable from telephone subscribers are calculated at the tariff rate on the date the services were rendered. In 1997, accounts receivable were discounted to their present value at the consolidated statement of financial condition date by applying the interest rate published by the National Association of Investment Bankers ("ANBID"). Trade accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced.

c.        Allowance for doubtful accounts

     Provision is made for trade accounts receivable for which recoverability is considered improbable.

d.        Foreign currency transactions

     Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance date. Exchange differences are recognized in the statement of income as they occur.

e.        Inventories

     Inventories, comprising mainly handsets for re-sale, are valued at average cost, which is not in excess of market value.

f.        Property, plant and equipment

     Property, plant and equipment is stated at cost of acquisition or construction, indexed to December 31, 1997 (see note 2(c)). Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction-in-progress. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as shown in
Note 14(b).

     In 1998 interest and other financial costs incurred on loans whose specific purpose was the financing of construction-in-progress, was capitalized as part of property, plant and equipment. Previously interest calculated at a rate of 12% per annum on construction-in-progress, was capitalized until the asset was placed in service.

g.        Vacation pay accrual

     Cumulative vacation pay due to employees is accrued as earned.

h.        Income and social contribution taxes

     As described in Note 2(c)(iv), the charges relating to deferred income tax effects of indexation adjustments for 1996 and 1997 were recorded directly against divisional equity.

i.        Loans and financing

     Loans and financing include accrued interest to the balance sheet date.

j.        Provisions for contingencies

     Provisions for contingencies are based on legal advice and management's opinion as to the likely outcome of the outstanding matters at the balance sheet date.

k.        Revenue recognition

     Revenues for all services are recognized when the service is provided. Revenues from cellular telecommunication services consist of subscription charges, usage charges, activation fees, network usage charges and charges for maintenance and other customer services. Billings are monthly. Unbilled revenues from the billing date to the month end are estimated and recognized as revenue during the month in which the service was provided. Revenues from activation fees are recognized upon the activation of a customers services. In 1998 activation fee revenues were sufficient to cover the costs of activation and provide a normal level of gross profit. From December 1998, the charging of activation fees was discontinued.

l.        Interest expense and exchange gains and losses

     Interest expense represents interest incurred. Exchange losses of R$8,439, R$6,661 and R$ 13,240 were recorded in 1996, 1997 and 1998, respectively.

     The Company had no interest income during 1996 and 1997 as a result of cash first being allocated on December 31, 1997.

m.        Research and development

     Research and development costs are charged to expense as incurred. Total research and development costs were R$934, R$1,865 and R$2,290 for 1996, 1997 and 1998, respectively.

n.        Pension and post-retirement benefits

     The Subsidiaries participate in a multi-employer plan that provides pension and other post-retirement benefits for its employees. Current costs are determined as the amount of required contribution for the period and are recorded on the accrual basis.

o.        Employees' profit share

     Accruals are made for granting employees the right to a share of profits.

p.        Earnings per share

     Earnings per share information has not been presented for 1996 and 1997 as the capital structure of Tele Nordeste Celular Participacoes S.A. was not in place at December 31, 1996 or 1997.

     In the United States, the Preferred Shares trade in the form of ADSs, each representing twenty thousand shares. For 1998, earnings per share is thus disclosed per lot of twenty thousand shares.

q.        Segment information

     The Subsidiaries operate solely in the segment of local and regional cellular telecommunications. All revenues are generated in relation to services provided in or routed through the states of Piaui,Ceara , Rio Grande do Norte, Pernambuco, Alagoas and Paraiba.

r.        Use of estimates

     The preparation of consolidated financial statements in conformity with Brazilian and US GAAP requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

s.        Minority interests

     Minority interests reflected in the consolidated statement of financial condition at December 31, 1997 and in the consolidated statements of revenues and expenses for the years ended December 31, 1996 and 1997 relate to the interests of shareholders other than Telebras in Telepisa, Teleceara, Telern, Telpa, Telpe and Telasa.

     In the consolidated balance sheet at December 31, 1998 and the consolidated statement of income for 1998 minority interests relate to the interests of shareholders other than Tele Nordeste Celular Participacoes S.A. in Telepisa Celular, Teleceara Celular, Telern Celular, Telpa Celular, Telpe Celular and Telasa Celular.

t.        Reclassifications

Certain reclassifications have been made to the consolidation financial statements of prior year to conform to the 1998 presentation.

4.        Operating revenue, net

                                                                            1996         1997        1998
                                                                            ----         ----        ----
Usage charges......................................................      173,705      286,144     314,438
Monthly subscription charges ......................................      104,854      181,660     124,172
Activation fees....................................................       82,307       47,956       9,065
Interconnection charges............................................       42,283       91,661     136,219
Cellular handsets..................................................            -            -       5,015
Other..............................................................       21,461       13,233       2,010
                                                                        --------     --------       -----
Total gross operating revenue......................................      424,610      620,654     590,919
Value added and other indirect taxes...............................      (75,140)    (124,552)   (121,255)
                                                                         --------    --------     -------
Net operating revenue from cellular telecommunication
   services........................................................      349,470      496,102     469,664
                                                                         =======      =======     =======

     There are no customers who contribute more than 5% of total gross operating revenues of Tele Nordeste Celular Participacoes S.A., excluding Tele Norte Leste Participacoes that contributes to approximately 23% of total gross operating revenues.

5.   Cost of services

                                                                            1996         1997        1998
                                                                            ----         ----        ----
Depreciation and amortization......................................       18,578       35,835      50,371
Personnel..........................................................        1,492        1,972       2,847
Materials and services.............................................       16,811       45,216      61,477
Circuit leasing and related expenses...............................       51,352       62,843      63,432
Leases and insurance...............................................        4,540        8,804       1,635
Cellular handsets..................................................            -            -       9,895
Fistel tax and other...............................................          970       11,564       9,123
                                                                         -------     --------       -----
                                                                          93,743      166,234     198,780
                                                                          ======      =======     =======

6.   Other net operating income (expense)

                                                                            1996         1997        1998
                                                                            ----         ----        ----
Contingencies......................................................          (21)         (31)       (101)
Fines and expenses recovered.......................................       11,368        4,623       5,901
Gain on non-monetary items.........................................          557          386           -
Other..............................................................         (700)      (1,161)     (3,374)
                                                                         --------    ---------     -------
                                                                          11,204        3,817       2,426
                                                                          ======        =====       =====

7.   Net interest expense

                                                                                                     1998
                                                                                                     ----
Financial income
   Interest income.............................................................................    19,049
                                                                                                   ------
Financial expenses
   Interest expense............................................................................   (20,180)
   Foreign exchange losses.....................................................................   (13,240)
   Others......................................................................................    (4,314)
                                                                                                   -------
   Add: capitalized interest...................................................................    11,260
                                                                                                  (26,474)
   Net interest expense........................................................................    (7,425)
                                                                                                    ======

8.   Income and social contribution taxes

     Brazilian income taxes comprise federal income tax and social contribution tax. In 1996, 1997 and 1998 the statutory rate for income tax was 25% and the statutory rates for social contribution tax were 7.41%, 8.00% and 8.00%, respectively. As a result of legislation enacted in 1996, the social contribution tax in 1997 was no longer deductible from its own computation base. The changes produced combined statutory rates of 30.56%, 33.00% and 33.00% in 1996, 1997 and 1998, respectively.

     Income tax and social contribution tax expenses have not been included in the consolidated statements of income for 1996 and 1997 as a result of interest income and unallocated interest expense of the cellular telecommunication businesses not being identified and segregated from Telepisa, Teleceara, Telern, Telpe, Telasa and Telpa, resulting in an incomplete presentation of income before taxes.

     The composition of the income tax expense in 1998 is:

                                                                                                      1998
   Social Contribution charge.................................................................      11,867
   Income tax charge..........................................................................      36,683
   Deferred taxes.............................................................................      (3,778)
                                                                                                     -----
   Total tax charge...........................................................................      44,772
                                                                                                    ======

     The following is a reconciliation of the reported income tax expense and the amount calculated by applying the combined statutory rate of 33%:

                                                                                                     1998
Income before taxes as reported in the accompanying financial statements......................     174,958
                                                                                                   =======

Tax charge at the combined statutory rate.....................................................      57,736

Permanent exclusions:

     Dividends characterized as distribution of interest......................................     (10,382)
Other items
     Fiscal incentive.........................................................................        (174)
     Others...................................................................................      (2,408)
                                                                                                    -------
Income tax charge as reported in the accompanying financial statements........................      44,772
                                                                                                    ======

Effective rate................................................................................       25.6%

In 1998, the Company characterized part of its dividends proposed for payment at the end of 1997 as interest on shareholders' funds. As a result, under Brazilian tax law, it was entitled to treat this part of the dividend as a deduction for income tax purposes.

The composition of the deferred tax asset is as follows:

                                                                                                     1998
     Provision for bad and doubtful debts........................................................    4,847
     Others.....................................................................................       173
                                                                                                     -----
                                                                                                     5,020

This deferred tax asset is all classified within current assets

Income tax liabilities

                                                                                         1997        1998
                                                                                         ----        ----
Social contribution liability....................................................           -       2,391
Income tax liability.............................................................           -         682
Deferred tax liability from indexation adjustments...............................      17,211      15,928
                                                                                       ------      ------
                                                                                       17,211      19,001

Current..........................................................................       1,435       4,347
Noncurrent.......................................................................      15,776      14,654

9.   Cash flow information

                                                                            1996         1997        1998
                                                                            ----         ----        ----
Interest paid.........................................................    11,937       15,714      14,863
Income and social contribution tax paid...............................         -            -      47,921
Non cash transactions:
     Fiscal incentive investments received............................                                149
     Additional net assets received on the breakup of Telebras........                             22,156

10.  Cash and cash equivalents

                                                                                         1997        1998
                                                                                         ----        ----
Cash in hand....................................................................            -          17
Cash and bank balances..........................................................       18,166       4,051
Short-term deposits.............................................................            -      65,199
                                                                                    ---------      ------
                                                                                       18,166      69,267
                                                                                       ======      ======

11.  Trade accounts receivable, net

                                                                                         1997        1998
                                                                                         ----        ----
Accrued amounts.................................................................       18,127      10,149
Billed amounts..................................................................       79,189      72,210
Amounts receivable under interconnection agreements.............................            -      31,037
Allowance for doubtful accounts.................................................      (21,869)    (14,749)
                                                                                      -------     --------
                                                                                       75,447      98,647

The changes in the allowance for doubtful accounts were as follows:

                                                                            1996         1997        1998
                                                                            ----         ----        ----
Beginning balance..................................................           91        1,465      21,869
Provision charged to selling expense...............................        3,788       26,290      38,028
Write-offs.........................................................       (2,414)      (5,886)    (45,148)
                                                                          -------      -------    --------
Ending balance.....................................................        1,465       21,869      14,749
                                                                           =====       ======      ======

12.  Deferred and recoverable taxes

                                                                                         1997        1998
                                                                                         ----        ----
Social contribution tax.....................................................                        3,885
Deferred tax assets.........................................................                        5,020
Sales and other taxes.......................................................            1,039         862
                                                                                        -----       -----
                                                                                        1,039       9,767
                                                                                        =====       =====

These assets were all classified within current assets.

13.  Other assets

                                                                                         1997        1998
                                                                                         ----        ----
Inventories.....................................................................          267      12,292
Other...........................................................................          359      10,543
                                                                                          ---      ------
Total...........................................................................          626      22,835
                                                                                          ===      ======

Current.........................................................................          626      21,183
Noncurrent......................................................................            -       1,652

14.  Property, plant and equipment, net

a.        Composition:

                                                                                         1997        1998
                                                                                         ----        ----
Construction-in-progress........................................................       17,655      51,104
Automatic switching equipment...................................................       69,815      83,743
Transmission and other equipment................................................      365,994     476,069
Buildings.......................................................................        3,504       4,529
Other assets ...................................................................       37,440      44,090
                                                                                     --------      ------
Total cost......................................................................      494,408     659,535
Accumulated depreciation........................................................      (63,574)   (113,368)
                                                                                    ----------    --------
Property, plant and equipment, net..............................................      430,834     546,167
                                                                                      =======     =======

     Within "Other assets" the book value of land is R$151 as of December 31, 1997 and 1998.

b.        Depreciation rates

     The annual depreciation rates applied to property, plant and equipment are as follows:

                                                                                                       %
                                                                                                      ---
Automatic switching equipment ..........................................................             7.69
Transmission and other equipment .......................................................            10.00
Buildings ..............................................................................             4.00
Other assets (excluding land) ..........................................................       5.00-20.00

c.        Rentals

     The Company rents equipment and premises through a number of operating agreements that expire at different dates. Total annual rent expense under these agreements was as follows:

                                                                            1996         1997        1998
                                                                            ----         ----        ----
Rent expense ......................................................        1,349        2,416       4,238
                                                                           =====        =====       =====

     Rental commitments relating to facilities where the future minimum rental payments under leases with remaining noncancelable terms in excess of one year are:


Year ending December 31,
1999 ...................................................................................            1,369
2000 ...................................................................................              419
2001 ...................................................................................              335
2002 ...................................................................................              198
2003 and thereafter ....................................................................              198
                                                                                                      ---
Total minimum payments .................................................................            2,519
                                                                                                    =====

15.  Payroll and related accruals

                                                                                         1997        1998
                                                                                         ----        ----
Wages and salaries .............................................................          222         165
Accrued social security charges.................................................          272       1,057
Accrued benefits................................................................           90         573
                                                                                         ----      ------
                                                                                          584       1,795
                                                                                         ====       =====

16.  Taxes other than income taxes

                                                                                         1997        1998
                                                                                         ----        ----
Value-added taxes ..............................................................        3,305      17,913
Withholding tax related to dividends characterized as distribution of interest              -       4,702
Other indirect taxes on operating revenues .....................................          119       1,997
                                                                                        -----      ------
                                                                                        3,424      24,612
                                                                                        =====      ======

All taxes payable at December 31, 1997, which related to revenues (ICMS, PASEP, COFINS), except for the amount related to taxes on unbilled revenues, remained with Telepisa, Teleceara, Telern, Telpe, Telasa and Telpa when the assets and liabilities of the businesses were transferred to the Subsidiaries because Telepisa, Teleceara, Telern, Telpe, Telasa and Telpa had responsibility for their payment. Dividends characterized as distribution of interest are subject to withholding tax at the 15% rate normally applied to interest.

17.  Dividends

                                                                                                     1998
                                                                                                     ----
Tele Nordeste Celular Participacoes S.A. shareholders
   Ordinary shares...........................................................................       9,277
   Preference shares.........................................................................      15,667
Minority shareholders........................................................................       7,648
                                                                                                   ------
                                                                                                   32,592
                                                                                                   ======

The above amounts are net of withholding tax of R$3,676 for Tele Nordeste Celular Participacoes S.A. shareholders and R$1,026 for minority shareholders discussed in Note 16.

18.  Loans

                                                                                         1997        1998
                                                                                         ----        ----
Loans payable to Telebras.......................................................       45,326           -
Loans payable to Tele Norte Leste...............................................            -      13,367
Equipment financing ............................................................       71,810      96,369
Accrued interest ...............................................................        3,849       6,684
                                                                                     --------    --------
                                                                                      120,985     116,420
                                                                                     ========    ========
Current ........................................................................       40,464      56,463
Noncurrent .....................................................................       80,521      59,957

a.        Loans payable to Telebras and Tele Norte Leste

                                                                                         1997        1998
                                                                                         ----        ----
Loans payable to Telebras.......................................................       45,326           -
Loans payable to Tele Norte Leste Participacoes S.A.............................            -      13,367
Accrued interest ...............................................................        1,562       5,438
                                                                                        -----       -----
                                                                                       46,888      18,805
                                                                                       ======      ======
Current.........................................................................       26,616      10,663
Noncurrent......................................................................       20,272       8,142

     Loans payable to Tele Norte Leste Participacoes S.A. at December 31, 1998 consist of installment loans payable in monthly installments. The loans are subject to the interest rate on a Fundo Extra Mercado quoted by the Brazilian Central Bank which, at December 31, 1998 was 28.96% plus 1%, per annum.

     Loans payable to Telebras as at December 31, 1997 were allocated in the split-up of Telebras partly to Tele Nordeste Celular and partly to Tele Norte Leste Participacoes S.A. the new holding company which includes the fixed line telecommunications businesses operating in the same area as Tele Nordeste Celular. Loans allocated in the split-up of Telebras to Tele Nordeste Celular have been eliminated on consolidation at December 31, 1998, whilst those allocated to Tele Norte Leste Participacoes S.A. are not.

b.        Equipment financing

                                                                                         1997        1998
                                                                                         ----        ----
Equipment financing.............................................................       71,810      96,369
Accrued interest................................................................        2,287       1,246
                                                                                      -------       -----
                                                                                       74,097      97,615
                                                                                       ======      ======
Current.........................................................................       13,848      45,800
Noncurrent......................................................................       60,249      51,815

     Loans from suppliers of telecommunication equipment consist of loans payable in annual and semi-annual installments. All such loans are denominated in US dollars and bear interest at rates of six-month US dollar LIBOR plus 0.4% to 6.0% per annum. The LIBOR rate at December 31, 1998 was 5.08% per annum. The Company does not hedge its foreign currency liabilities.

c.        Repayment schedule

     Noncurrent loans are scheduled to be repaid as follows:

2000 ........................................................................................      23,961
2001 ........................................................................................      15,695
2002 ........................................................................................      15,694
2003 ........................................................................................       4,607
                                                                                                   ------
                                                                                                   59,957
                                                                                                   ======

d.        Currency analysis

     The total debt is denominated in the following currencies:

                                                           Exchange rate at
                                                           December 31, 1997             1997        1998
                                                           ---------------------         ----        ----
                                                     (Units of one Brazilian Real)
Reais .........................................                  1.0000                46,888      18,806
US dollar......................................                  1.2087                74,097      97,614
                                                                                    ---------      ------
                                                                                      120,985     116,420
                                                                                    =========     =======

e.        Credit agreement defaults

     The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998 and the privatization of the Company constituted an event of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. Approximately R$49,724 of the Company's outstanding debt as of December 31, 1998 is in default as a result of the privatization. The Company is currently in negotiations with the appropriate creditors with respect to this indebtedness.

     The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to renegotiate their credit agreements. The Company believes that their creditors will provide appropriate waivers regarding such defaults.

19.  Provision for contingencies

     Provisions for contingent liabilities were as follows:

                                                                                         1997        1998
                                                                                         ----        ----
Civil claims....................................................................           30          60
Other claims....................................................................            -          71
                                                                                          ---          --
Total...........................................................................           30         131
                                                                                          ===         ===

Current.........................................................................           30          60
Noncurrent......................................................................            -          71

     Taxes-ICMS on activation fees and other services

     On June 19, 1998 the secretaries of the treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS (Imposto sobre Circulacap de Mercadorias e Servicos), a state value-added tax, to cover not only telecommunications services but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years.

     The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively. In addition, the Company believes that the predecessor companies, Telepisa, Teleceara, Telern, Telpa, Telpe and Telasa, the legal predecessors of the Company, would be liable for any payments made in connection with any claim arising out of the retroactive application of the ICMS tax on activation fees for periods prior to 1998. No provision for such taxes has been made in the accompanying consolidated financial statements as the Company does not believe it is probable that such taxes will be payable for services rendered during the last five years.

     There can be no assurance that the Company will prevail in its position that the new interpretation by the state treasury secretaries is unlawful. If the ICMS tax were applied retroactively to activation fees earned during the past five years, it would give rise to a maximum liability estimated at R$85,000. If the ICMS tax was applied retroactively to activation fees earned by the Company's subsidiaries since its inception on January 5, 1998, an estimated amount of R$1,638 would be due for which no provision has been established.

     Other Litigation

     The Company is a party to certain legal proceedings arising in the normal course of business. The Company has provided for or deposited in court amounts to cover its estimated losses due to adverse legal judgements. In the opinion of the Company's management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company's business, financial condition or results of operations.

20.  Provision for pensions

     The Subsidiaries participate in a multi-employer defined benefit pension plan and other post-retirement benefit plans administered by the Fundacao Telebrasde Seguridade Social ("Sistel").

     All of the Company's employees contracted prior to the change in control of the Company are covered by these plans. The Company contributed and charged to expense R$777, R$945 and R$864 during 1996, 1997 and 1998, respectively, in respect of pension fund contributions. Information from the plans' administrators is not available to permit the Company to determine its share of unfunded vested benefits, if any. Management has no current intention of withdrawing from these plans, nor is there any intention to terminate the plans. As a member of multi-employer plans the Company's contributions are not segregated in separate accounts or restricted to provide benefits only to employees of the Company. The Company is also contingently liable for the total obligations of the plans.

     The pension benefit is generally defined as the difference between (i) 90% of the retiree's average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post-retirement health care and life insurance benefits are provided to eligible pensioners and their dependents.

     Contributions to the plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary. A summary relating to the overall Sistel plan, in compliance with accounting principles generally accepted in Brazil, is as follows:

                                                                                         1997        1998
                                                                                         ----        ----
Accumulated pension and
other post-retirement benefit obligations.......................................    3,775,898   3,676,626
     Other obligations..........................................................      255,751     316,824
                                                                                    ---------   ---------
     Total obligations..........................................................    4,031,649   3,993,450
                                                                                    =========   =========
Combined plan assets:
     Interest bearing deposits..................................................    1,714,153   2,539,338
     Stocks and shares..........................................................    2,360,786   1,676,103
     Investment properties......................................................      363,305     394,553
     Loans to beneficiaries.....................................................      123,428     115,854
     Other investments..........................................................       52,195      47,626
                                                                                    ---------   ---------
     Total plan assets..........................................................    4,613,867   4,773,474
                                                                                    ---------   ---------
Excess of total plan assets over total obligations..............................      582,218     780,024
                                                                                    =========   =========

21.  Shareholders' equity

a.        Share capital

     The capital stock of Tele Nordeste Celular Participacoes S.A. is comprised of preferred shares and common shares, all without par value, as shown in the table below:

                                                          Ordinary in       Preference in       Total
                                                          circulation        circulation     Outstanding
                                                          -----------        -----------     -----------
In millions of shares
As of December 31, 1998..........................             124,369            210,030           334,399

                                                                                                     1998
                                                                                                     ----
Shareholders' equity per twenty thousand shares (Brazilian Reais)...............................    22.72

     The capital may be increased only by a decision taken at a shareholders' meeting or by the Board of Directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholders' meeting.

     The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the case of liquidation of Tele Nordeste Celular Participacoes S.A. Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.

b.        Income reserves

     Legal reserve

     Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can only be used to increase capital or offset accumulated losses.

     Statutory reserve

     This reserve represents the balance of net profit not allocated to minimum compulsory dividends (or interest on own capital) or to preference dividends. The reserve is limited to 80% of share capital.

     Unrealized income reserve

     This reserve was received on the split-up of Telebras and represents unrealized income derived from indexation gains through 1995. The realization of this reserve will occur as the investments in subsidiaries that gave rise to the indexation gains are disposed of. Future realizations of this reserve will be transferred to retained earnings.

c.        Dividends

     Pursuant to its By-laws, Tele Nordeste Celular Participacoes S.A. is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date. The annual dividend distributed to holders of preferred shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares.

     Brazilian corporations may make payments to shareholders characterized as interest on the Company's capital. The rate of interest may not be higher than the Federal Government's long-term interest rate (the "TJLP") as determined by the Central Bank from time to time. The Company elected to characterize a part of the dividends for 1998 as interest on own capital. This is a deductible expense for income tax purposes, but is treated as dividends for accounting purposes.

     For the purposes of the Brazilian Corporation Law, and in accordance with Tele Nordeste Celular Participacoes S.A.'s By-Laws, the "Adjusted Net Income" is an amount equal to Tele Nordeste Celular Participacoes S.A.'s net profits adjusted to reflect allocations to or from (i) the statutory reserve, (ii) a contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any.

     The calculation of Adjusted Net Income is shown in the table below:

                                                                                                     1998
                                                                                                     ----
Consolidated net income for the year.........................................................     102,123
Add:
     Consolidation adjustments...............................................................         149
     Income of Telebras in January and February, 1998 subsequently
       transferred to Tele Nordeste Celular Participacoes S.A................................         844
     Adjustments required to arrive at distributable income on a
       corporate law basis...................................................................       1,912
Less:
     Transfer to legal reserve...............................................................      (5,251)
                                                                                                   ------

Adjusted Net Income..........................................................................      99,777
                                                                                                   ======

Minimum compulsory dividend (25% of distributable income)....................................      24,944
                                                                                                   ======

Dividends characterized as a distribution of interest........................................      20,831
Dividends proposed...........................................................................       4,113
                                                                                                    -----
                                                                                                   24,944

     Ordinary shares.........................................................................       9,277
     Preference shares.......................................................................      15,667

Dividends and interest on own capital per thousand shares (Brazilian Reais)
     Ordinary shares.........................................................................      0.0746
     Preference shares.......................................................................      0.0746

22.  Transactions with related parties

     Until August 4, 1998 the Company was ultimately controlled by the Federal Government of Brazil, through its shareholding in Telebras. This gave rise to the related party transactions described below and disclosed on the face of the financial statements.

     The principal related party transactions took place with Empresa Brasileira de Telecomunicacoes S.A. ("Embratel") a subsidiary of Telebras, in respect of long-distance cellular telecommunication and with Telepisa, Teleceara, Telern, Telpe, Telasa and Telpa (the subsidiaries of Telebras from which the Subsidiaries were carved out) with respect to use of their communications network.

     The Subsidiaries have operating agreements with Embratel, which define usage charge fees for inter- or intrastate long-distance or international telephone calls with origin or destination in the area specified by the telecommunications concessions granted to the Subsidiaries by the Federal Government.

     Interconnection agreements with Telepisa, Teleceara, Telern, Telpe, Telasa and Telpa define the network charges when cellular telecommunication takes place using their equipment.

     Agreements for automatic roaming were entered into with the other seven Band A operators in Brazil, which belonged to the Telebras group until August 4, 1998.

     The Company is responsible for billing cellular subscribers for long-distance calls and collecting payments owed to other cellular and fixed line carriers. The collection for outgoing calls is the responsibility of the Company and the collection for incoming calls is the responsibility of the originating telephone company. After the collection cycle is complete the Company and the regional fixed-line and cellular companies jointly reconcile the amounts collected against the amounts, if any, transferred to each party, and pay the net amounts outstanding to the appropriate parties, including the long-distance portion of the charges to Embratel.

     Until the breakup of Telebras, the Subsidiaries contributed to the research and development center operated by Telebras (Centro de Pesquisa e Desenvolvimento da Telebras). Following the breakup of Telebras, the research and development center became a private, independently administered foundation financed by contributions from the New Holding Companies resulting from the breakup.

     Additionally, Telebras charged a 1% per annum administration fee on the allocation to the Subsidiaries of debt originally contracted by Telebras. On the split-up of Telebras as of March 1, 1998, a part of these loans originally made by Telebras to the Subsidiaries were allocated to Tele Norte Leste Participacoes S.A.. The cost of interest and the administration charge on these loans have been defined as related party transactions until the change of control on August 4, 1998.

     A summary of the transactions with these related parties is as follows:

                                                                                                 7 months
                                                                                                  to July
                                                                            1996         1997        1998
                                                                            ----         ----        ----
Net operating revenue from cellular telecommunication
services ..........................................................       42,283       91,661      70,739
Cost of services...................................................       70,845      112,745      70,892
Operating expenses ................................................       25,909       44,850           -
Interest expense...................................................          122        2,921       1,701

     Other related parties until August 4, 1998 were Federal, State and Municipal Governments. Revenues from telephone calls made by government bodies and related organizations have not been included above because details of the type of telephone users were not maintained by the Subsidiaries. Also, operating expenses and interest expense directly associated with the related parties was not able to be separated for the 7 months to July 1998.

     On August 4, 1998 the control of the Company passed from the Federal Government to the New Controlling Shareholders. From that date Embratel, the other subsidiaries of Telebras, and the other New Holding Companies were no longer related parties of the Company. Transactions with these companies have, from August 4, 1998, been included within the appropriate lines in the income statement relating to transactions with third parties.

     The Company believes that except for interest income, unallocated interest expense, and taxes for the year ended December 31, 1997, all the costs of doing business are reflected in the consolidated financial statements, and that no additional amounts should be added to the consolidated financial statements as a result of the cessation of the activities previously performed by Telebras.

23.  Commitments

     Capital expenditure

     At December 31, 1998 the Company had the following capital expenditure commitments:

Expected year of expenditure

1999 ................................................................    16,307

     These commitments relate to the continuing expansion and modernization of the cellular system, information technology and transmission equipment.

     Research and development

     Following the breakup of Telebras, the Telebras research and development center became a private, independently administered foundation financed from the New Holding Companies resulting from the breakup. The Company is obligated to contribute a maximum of R$2,054 to the research and development center during the three years ending May 2001. The actual amount spent in a given year may be adjusted downward at the option of the foundation.

24.  Insurance

     At December 31, 1998, in the opinion of management, all significant and high risk assets and obligations were insured.

25.  Fair Values of financial assets and liabilities

     Cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses are reflected in the consolidated financial statements at carrying values which approximate fair value due to the short-term nature of these instruments. The carrying value of the Company's borrowings approximates the fair value based on the current rates available to the Company for similar instruments.

26.  Events subsequent to December 31, 1998

a.        Changes in the exchange policy of the Brazilian Central Bank

     During January 1999, the Brazilian Central Bank changed its policy and abandoned the exchange rate bands within which it had undertaken to support the value of the real in comparison to the US dollar, leaving the markets free to determine the appropriate rate. As a result of this change, the real had suffered a devaluation of approximately 27% as of April 30, 1999 in comparison to the exchange rate to the US dollar on December 31, 1998. If this devaluation had occurred as of December 31, 1998 then consolidated shareholders' equity and consolidated net income for the year would have been reduced by R$21,614. Minority interests would have been reduced by R$6,471.

b.        Change in Social Contribution tax rates

     On January 29, 1999 the Federal Government announced changes to the social contribution legislation which increased the rate of social contribution tax to 12% with effect from May 1, 1999. This will increase the combined statutory rate to 37% from the 33% in effect at December 31, 1998.

27.  Summary of the differences between Brazilian and US GAAP

     The Company's accounting policies comply with generally accepted accounting principles in Brazil ("Brazilian GAAP"). Accounting policies which differ significantly from generally accepted accounting principles in the United States of America ("US GAAP") are described below:

a. Different criteria for capitalizing and amortizing capitalized interest

     Under Brazilian GAAP until December 31, 1993 capitalized interest was not added to the individual assets in property, plant and equipment; instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. Also, under Brazilian GAAP as applied to companies in the telecommunications industry, interest attributable to construction-in-progress is computed at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third party loans is credited to interest expense based on actual interest costs, with the balance relating to own capital being credited to capital reserves.

     Under US GAAP, in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 34 "Capitalization of Interest Costs," interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense.

     Under US GAAP with full indexation accounting through December 31, 1997 the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings. From January 1, 1998 onwards, following the cessation of full indexation accounting, monetary correction charges on borrowings have been capitalized as interest, subject to the limit that borrowings do not exceed construction-in-progress. Exchange gains and losses on foreign currency borrowings are excluded from capitalization. The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

                                                                            1996         1997        1998
                                                                            ----         ----        ----
Capitalized interest difference
    US GAAP capitalized interest:
        Interest which would have been capitalized and credited to income (Being interest incurred on loans from the Subsidiaries' parent and from third parties, except in years where total loans exceeded total
        construction-in-progress, when
        capitalized interest is reduced proportionately)  ............     6,129        1,616       7,623
    Less Brazilian GAAP capitalized interest:
        Interest capitalized and credited to income (Up to the limit of interest incurred on loans obtained for financing capital
        investments)..................................................    (4,249)      (1,397)    (11,260)
        Interest capitalized and credited to reserves.................    (1,990)      (1,531)          -
    Add GAAP difference due to disposals of capitalized
        interest......................................................         -            -          15
                                                                          -------      ------      -------
        US GAAP Difference............................................      (110)      (1,312)     (3,622)
                                                                          =======      =======     =======
Amortization of capitalized interest difference
        Amortization under Brazilian GAAP............................        364          902       1,651
        Less amortization under US GAAP...............................      (234)        (758)     (1,236)
        Less GAAP difference due to disposals of
           amortization of Capitalized interest.......................         -            -          (2)
                                                                          -------      -------     -------
        US GAAP Difference............................................       130          144         413
                                                                          =======      =======     =======

b.        Pension and other post-retirement benefits

     The Company participates in a multi-employer benefit plan that is operated and administered by Sistel and provides for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. Note 29 shows the funded status of Sistel.

The provisions of SFAS No. 87, "Employers' Accounting for Pensions", for the purpose of calculating the funded status, were applied with effects from January 1, 1992, because it was not feasible to apply them from the effective date in the standard.

     The Company adopted the disclosure requirements of SFAS No. 132 "Employers' Disclosures About Pensions and other Post-retirement Benefits" which revised and standardized employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement of recognition of those plans.

c.        Disclosure requirements

     US GAAP disclosure requirements differ from those required by Brazilian GAAP. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with US GAAP.

d.        Interest expense

     Brazilian GAAP requires interest to be shown as part of operating income. Under US GAAP interest expense would be shown after operating income and accrued interest would be included in accounts payable and accrued expenses.

e.        Permanent assets

     Brazilian GAAP has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the corporate and fiscal law accounts of Brazilian companies. Under US GAAP the assets in this classification would be noncurrent assets.

f.        Items posted directly to shareholders' equity accounts

     Under Brazilian GAAP various items are posted directly to shareholders' equity accounts that under US GAAP would be posted to the income statement. Examples include capitalized interest, certain effects of adjustments to tax rates and tax incentive investment credits received. The posting of such items to shareholders' equity gives rise to adjustments in the consolidated statements of changes in shareholders' equity. Since the original postings by the subsidiaries to their equity to equity accounts would, under US GAAP, be made directly to the income statement, these consolidation adjustments must be included in the reconciliation of net income in accordance with US GAAP. The effects of changes in income tax rates posted directly to shareholders' equity accounts arise from applying increases or decreases in tax rates to the deferred tax liability relating to the special reserve arising from pre-1990 indexation adjustments to property, plant and equipment.

g. Price-level adjustments and US GAAP presentation in respect of accounting periods through December 31, 1997

     The effects of price-level adjustments through December 31, 1997 have not been eliminated in the reconciliation to US GAAP nor are the monetary gains or losses associated with the various US GAAP adjustments separately identified, because the application of inflation restatement as measured by the UFIR and the IGP-M represents a comprehensive measure of the effects of price level changes in the Brazilian economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Brazilian and US accounting purposes.

h.        Income taxes

     For 1996 and 1997 the Company has not presented income taxes since the consolidated financial statements do not include interest income and unallocated interest expense as a result of nonspecific cash and debt not being allocated from Telepisa, Teleceara , Telern, Telpe, Telasa and Telpa. However, for Brazilian GAAP, the deferred tax charges relating to the deferred income tax effects of indexation adjustments for 1996 and 1997, as described in Note 2(c)(iv), have been recorded directly against divisional equity.

     For 1998 the Company has fully accrued for deferred income taxes on temporary differences between tax and accounting records. The policy for providing for deferred taxes is materially in accordance with SFAS 109 Accounting for Income Taxes except in connection with the deferred income tax effects of indexation adjustments in 1996 and 1997 mentioned above. This is the only material difference in the implementation in SFAS 109 other than in relation to the US GAAP adjustments described in this note to the consolidated financial statements.

i.        Earnings per share

     Earnings per share has not been presented for Brazilian GAAP for 1996 and 1997 as the capital structure of the Holding Company was not in place at December 31, 1997. Earnings per share has not been presented for US GAAP for these years as the consolidated statements of revenues and expenses exclude interest income, unallocated interest expense and income taxes as a result of nonspecific cash and debt not being allocated from Telepisa, Teleceara , Telern, Telpe, Telasa and Telpa.

     For 1998 earnings per share under Brazilian GAAP is calculated on the number of shares outstanding at the balance sheet date. Under US GAAP earnings per share is calculated on a weighted average basis.

     As discussed in Note 1, the Holding Company was not formed until subsequent to December 31, 1997. For U.S. GAAP purposes, the equity structure utilized for earnings per share computations is that of the new entity formed in May 1998. The holding company's equity structure has been used for all years presented. At the date of formation, the Company had 124,369,031 thousand shares and 210,029,997 thousand preferred shares outstanding.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 - "Earnings per Share". This statement is effective for 1997 and subsequent years, and provides computation, presentation and disclosure requirements for U.S. GAAP basic and dilute earnings per share. Since the preferred and common shareholders have different dividend, voting and liquidation rights, basic earnings per share has been calculated using the "two-class" method. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings.

     In these consolidated financial statements information is disclosed per lot of twenty thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Each American Depositary Share (`ADS') is equivalent to twenty thousand shares.

     Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends and the preferred shareholders' portion of undistributed net income. Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Undistributed net income is shared equally on a per share basis by the preferred and common shareholders.

     The Company's preferred shares are nonvoting except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company.

     The weighted-average number of common and preferred shares used in computed basic earnings per share were:

                                                 1998

     Common shares..................      124,361,894
     Preferred shares...............      205,457,214

     There were no potential dilutive stock equivalents outstanding under the new capital structure; accordingly, diluted earnings per share is not presented. The weighted average of preferred shares reflect proportional recognition during the year ended December 31, 1998 of an additional impact of 13,718,350 thousand preferred shares issued TELEBRAS in April 1998.

j.        Deferred taxes

     The deferred income tax liability arising out of the indexation of permanent assets of R$8,614 in 1996 and R$8,597 in 1997 was charged directly to divisional equity in accordance with Brazilian GAAP, whereas for US GAAP the charge would be to income for the year. This adjustment has not been reflected in the US GAAP income as noted in Note 24(i). Additionally, the deferred tax effects of the US GAAP adjustments of R$33 and R$385 in 1996 and 1997, respectively, are not included in the reconciliation of income differences between US and Brazilian GAAP.

k.        Loans and financing

     For US GAAP, loans and financing balances in default or expected to be in default within a year of the balance sheet date would be classified as a current obligation unless creditors had provided the Company waivers for such defaults. For Brazilian GAAP, loans and financing balances in technical default are not always classified as current liabilities. A substantial portion (R$49,724) of the Company's outstanding debt at December 31, 1998 is or is expected to be in default and, accordingly, for US GAAP would be classified as current liabilities.

l.        Valuation of Long-Lived Assets

     For US GAAP, effective January 1, 1996 the Company adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The adoption of this standard did not have a material effect on the Company's results or financial condition. Brazilian GAAP does not require cash flow computations in order to determine potential asset impairment.

m.        Retained earnings

     For Brazilian GAAP, a company formed as a result of a cisao may have retained earnings in its balance sheet if the parent company shareholders' resolution adopting the cisao allocates retained earnings from the parent company to the new company. Under US GAAP, "retained earnings" allocated in the cisao is not considered to be historical retained earnings as such amount represents capital allocated from the parent company and would be described as "distributable capital." As a result of the May 22, 1998 spin off, the Company had US GAAP distributable capital of R$86,815.

n.        Revenue recognition

     Until December 31, 1997, under both Brazilian and U.S. GAAP, revenues from activation fees were recognized upon activation of a customer's services. The Company's policy under US GAAP, from January 1, 1998, is to defer and amortize net revenues from activation fees over 12 months, the estimated effective contract life to the extent that amortization fees give rise to a more than normal level of profit. In 1998 as a result of a significant decline in charges for activations, culminating in their discontinuance in December 1998, activation fee revenues were sufficient only to cover the costs of activation and provide a normal level of gross profit. Hence no adjustment has been made in the reconciliations to US GAAP income and shareholders' equity

o.        Stock Compensation

     As part of the privatization of the Telebras System, the Federal Government offered Telebras System employees the right to purchase the Federal Government's entire holding of Telebras preferred shares and preferred shares of each of the twelve new holding companies formed as a result of the breakup of Telebras ("New Holding Companies") (representing 2.18% of the outstanding capital stock of Telebras and of each New Holding Company) at a price of R$69.24 per lot of 13,000 shares (each a "lot" and comprised of 1,000 preferred shares of each of Telebras and the twelve New Holding Companies). This price represents a 50% discount from the market price of 1,000 Telebras preferred shares at the time the Federal Government authorized the plan. Each employee had the right to purchase up to 144 lots of 13,000 preferred shares, subject to proration if the shares are oversubscribed.

     The Federal Government has made 7.2 million lots available for sale, or 60% of the 12.1 million lots that would be taken up if each employee purchased the maximum 144 lots allowed. The period to sign up to purchase the shares ended on October 30, 1998. This date was subsequently extended by the Brazilian government to April 9, 1999. On August 4, 1998, the date on which the offer to employees commenced and the measurement date for 60% of the shares, the market price of 1,000 Telebras shares was R$127.20. Under U.S. GAAP, the charge for the year would be approximately R$1,083, which represents Tele Nordeste Celular's share of the offer price/market price differential on 60% of the shares offered for which the measurement date was August 4, 1998. As of April 9, 1999, the expiration date of the program, Tele Nordeste Celular employees had subscribed to 18,690 lots.

     Although the Federal Government, rather than the Company or Telebras, offered the shares to employees, under U.S. GAAP the deemed compensation amount is "pushed down" to each of the New Holding Companies in accordance with the number of shares purchased by each New Holding Company and its subsidiary employees.

p.        Proposed dividends and interest on own capital

     Although under Brazilian Corporate Law proposed dividends require approval at a shareholders' meeting, under Brazilian GAAP they are accrued for in the consolidated financial statements in anticipation of their approval by the shareholders. Distributions characterized as interest on own capital are accrued under both Brazilian and US GAAP. Any excess of proposed dividends over the agreed statutory minimum would not be accrued for under US GAAP. Under US GAAP the statutory dividend proposed but not yet approved by the shareholders' meeting, to the extent that it exceeds the distributions characterized as interest on own capital, would be considered "restricted capital" and shown outside shareholders' equity as the shareholders (but not the Company's management) can change or reject the proposal.

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                               (See notes 1 and 2)
                      Reconciliations of the differences in
                    shareholders' equity (as of December 31,
                       1998) and divisional equity (as of
                      December 31, 1997 and 1996) in US and
                                 Brazilian GAAP

               (In thousands of Brazilian Reais - R$ (see note 2))

                                                                           December 31
                                                     -----------------------------------------------------
                                                          1996                 1997                1998
                                                           R$                   R$                  R$
                                                     --------------        ------------       -----------
Total divisional equity as reported                         191,492          284,043
Total shareholders' equity as reported                                                            379,851

Add/(deduct):
     Different criteria for:
        Capitalized interest                                 (1,709)          (3,021)              (6,643)
        Amortization of capitalized interest                    104              248                  661
Deferred tax effects of above adjustments                       530              915                1,974
Minority share of above adjustments                             184              428                  873

                                                     --------------   --------------
US-GAAP divisional equity                                   190,601          282,613
                                                     ==============   ==============
                                                                                              -----------
US-GAAP shareholders' equity                                                                      376,715
                                                                                              ===========


Supplementary information:
     Total assets under US-GAAP                             396,846          527,069              742,675
                                                     ==============   ==============          ===========

     Property, plant and equipment                          373,071          493,555              652,892
     Accumulated depreciation                               (28,534)         (65,494)            (112,707)

                                                     --------------   --------------          -----------
     Net property, plant and equipment                      344,537          428,061              540,185
                                                     ==============   ==============          ===========

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                               (See notes 1 and 2)
              Reconciliations of the differences between net income
                     (for the year ended December 31, 1998)
   and income before interest income, unallocated interest expenses and taxes
                (for the years ended December 31, 1997 and 1996)
                            in US and Brazilian GAAP

               (In thousands of Brazilian Reais - R$ (see note 2))

                                                                                ------------------------------------------
                                                                                    1996           1997           1998
                                                                                     R$             R$             R$
                                                                                -----------    -----------    ------------
Income before interest income, unallocated interest expense,
    and taxes as reported                                                           181,695        185,703
Net income as reported                                                                                            102,123

Add/(deduct):
    Different criteria for:
       Capitalized interest                                                            (110)        (1,312)        (3,622)
       Amortization of capitalized interest                                             130            144            413
    Stock compensation plan                                                                                        (1,083)
Item posted directly to shareholder's equity:
       Fiscal incentive credits                                                           -              -            149
    Deferred tax effect of the above adjustments                                          -              -          1,059
    Minority interest in above adjustments                                             (317)           (88)           444
                                                                                -----------   ------------
US-GAAP income before taxes                                                         183,388        185,978              -
                                                                                ===========   ============

                                                                                                              -----------
US GAAP net income                                                                                                 99,483
                                                                                                              ===========


Net income per lot of twenty thousand shares in accordance with US-GAAP

Ordinary shares - basic                                                                   -              -           6.03
    Weighted average (thousand) ordinary shares outstanding                             n/a            n/a    124,351,903

Preferred shares - basic                                                                  -              -           6.03
    Weighted average (thousand) preferred shares outstanding                            n/a            n/a    205,457,214

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                               (See notes 1 and 2)
           Consolidated Statements of changes in shareholders' equity
                     (for the year ended December 31, 1998)
     and divisional equity (for the years ended December 31, 1996 and 1997)
                           in accordance with US GAAP


               (In thousands of Brazilian Reais - R$ (see note 2))

                                                                                   Income reserves
                                                                           ------------------------------

                                                                                               Unrealized
                                                                  Share     Legal   Statutory    income    Retained
                                                                 capital   reserve   reserve    reserve     earnings      Total
                                                                 -------   -------  ---------  ----------  ---------     -------
Balances at December 31, 1995                                          -         -          -           -          -      58,047

Income before interest income,
  unallocated interest expense and taxes                               -         -          -           -          -     183,388
Net interdivisional distribution/(receipt)                             -         -          -           -          -     (49,721)
Deferred tax on indexation of permanent assets                         -         -          -           -          -      (8,614)
Deferred tax on other US GAAP adjustments                              -         -          -           -          -          33
Minority interest effect other than on income                          -         -          -           -          -       7,468

                                                                 -------   -------  ---------  ----------  ---------     -------
Balances at December 31, 1996                                          -         -          -           -          -     190,601

Income before interest income,
  unallocated interest expense and taxes                               -         -          -           -          -     185,978
Net interdivisional distribution/(receipt)                             -         -          -           -          -    (100,104)
Deferred tax on indexation of permanent assets                         -         -          -           -          -      (8,597)
Deferred tax on other US GAAP adjustments                              -         -          -           -          -         385
Minority interest effect other than on income                          -         -          -           -          -      14,350
                                                                 -------   -------  ---------  ----------  ---------     -------
Balances at December 31, 1997                                          -         -          -           -          -     282,613

Additional net assets received on the
  breakup of Telebras                                                  -         -          -           -          -      22,156
Allocation betweeen accounts approved by
  shareholders on Spin-off from Telebras (Note 2a)               108,943     6,126          -     104,315     86,815           -
Net income for the year                                                -         -          -           -     99,483      99,483
Transfer to reserves                                                   -     5,251     87,154           -    (92,405)          -
Contribution by the Federal Government in
  relation to the stock compensation plan                              -         -          -           -                  1,083
Dividends                                                              -         -          -           -    (28,620)    (28,620)
                                                                 -------   -------  ---------  ----------  ---------     -------
Balances at December 31, 1998                                    108,943    11,377     87,154     104,315     65,273     376,715
                                                                 =======   =======  =========  ==========  =========     =======

28.  Additional disclosures required by US GAAP

a.        Pension and post-retirement benefits

     The Subsidiaries, together with substantially all of the other companies in the former Telebras group, participate in a multi-employer defined benefit pension and other post-retirement benefit plans, which are operated and administered by Sistel. The Company adopted the disclosure requirements of SFAS No. 132 "Employers' Disclosures About Pensions and other Post-retirement Benefits" which revised and standardized employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans.

     The funded status of the Sistel pension and other post-retirement benefit plans and the related actuarial assumptions in accordance with US GAAP, are as follows:

                                                         Pension Benefits              Other Benefits
                                                       1997           1998          1997           1998
                                                       ----           ----          ----           ----

Change in benefit obligation
Benefit obligation at beginning of year.........       6,022,228    7,258,073     1,170,231    1,412,941
Service cost....................................         323,535      385,240        50,264       49,752
Interest cost...................................         358,102      455,256        72,876       75,615
Benefits paid...................................        (142,355)    (192,155)      (10,240)     (14,208)
Administrative expenses.........................         (22,074      (24,763)       (1,682)      (1,948)
Actuarial gains / (losses)......................         718,637      400,140       131,492      (63,451)
                                                       ---------    ---------     ---------    ---------
Benefit obligation at end of year...............       7,258,073    8,281,791     1,412,941    1,458,701
                                                       ---------    ---------     ---------    ---------

Change in plan assets

Fair value of plan assets at beginning                 3,112,848    3,897,051        69,506       96,141
 of  year.......................................
Employer contribution...........................         209,483      210,534        23,683       25,538
Plan participants' contributions................         114,165      119,594             -            -
Benefits paid...................................        (142,355)    (192,155)       (5,816)     (14,208)
Administrative expenses.........................         (22,074)     (24,763)       (1,682)      (1,948)
Actual return on plan assets....................         624,984     (198,543)       10,448       (6,285)
                                                       ---------    ---------     ---------    ---------
Benefit obligation at end of year...............       3,897,051    3,811,718        96,139       99,238
                                                       ---------    ---------     ---------    ---------

Funded status...................................       3,361,022    4,470,073     1,316,802    1,359,463

Weighted-average assumptions as of December 31:
    Discount rate for determining projected benefit obligations........    6.00%       6.00%        6.00%
    Rate of increase in compensation levels ...........................    3.25%       3.25%        3.25%
    Expected long-term rate of return on plan assets ..................    6.00%       6.00%       10.00%

     The above are real rates and exclude inflation.

Amortization of the unrecognized liability at transition: 18.84 years commencing on January 1, 1992.

     Health care cost trend rates of increase were projected at annual rates excluding inflation ranging from 6.48% in 1998 decreasing to 2.00% in 2048. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. The effect of a one percent annual change in the assumed health care cost trend rates would have the following effects:

                                                                       1-Percentage-          1-Percentage-
                                                                       Point Increase         PointDecrease
                                                                       --------------         -------------
Effect on total of service cost and interest components.......              24,920                (17,644)

Effect on post-retirement obligations.........................             213,610               (165,516)

     Measurement of the accumulated post-retirement benefit obligation was based on the same assumptions as were used in the pension fund liability calculations.

     The funded status of the pension and post-retirement plans under Brazilian and US GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and US GAAP.

     The net assets of the plans available for payment of future obligations under US GAAP are net of the accrual of income tax contingencies of the pension fund provided for in the amount of R$ 400,370 R$ 487,269 and R$ 637,411 in 1996, 1997 and 1998, respectively. The contingency arises out of uncertainty as to the income tax status of Brazilian pension funds in general because the tax law is unclear as to whether these funds are exempt from tax on their investment gains. Under Brazilian GAAP, the income tax contingencies are presented separately as a liability.

b.        Concentration of risks

     Credit risk with respect to trade accounts receivable is diversified. The Company continually monitors the level of trade accounts receivable and limit the exposure to bad debts by cutting access to the telephone network if any invoice is fifteen days past-due.

     In conducting its businesses, the Company is fully dependent upon the cellular telecommunications concession as granted by the Federal Government.

     Approximately 63% of all employees are members of state labor unions associated with either the Federacao Nacional dos Trabalhadores em Telecomunicacoes ("Fenattel"), or with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes ("Fittel"). The Company negotiates new collective labor agreements every year with the local unions. The collective agreements currently in force expire in November 1998.

     There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company's operations.

c.        New accounting pronouncements

SFAS No 133 "Accounting for Derivative Instruments and Hedging Activities"

     This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. As the implementation date of the standard has been delayed by one year Tele Nordeste Celular will comply with the requirements of SFAS No 133 in 2000.